As filed with the Securities and Exchange Commission on March 26, 2007

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ALGONQUIN POWER INCOME FUND
(Exact name of Registrant as specified in its charter)

Ontario, Canada	1629	98-0406902
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2845 Bristol Circle
Oakville, Ontario, L6H 7H7, Canada
(905) 465-4500
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of communications to:

Mark L. Mandel, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 United States (212) 819-8200	R. Kenneth S. Pearce, Esq. Blake, Cassels & Graydon LLP 199 Bay Street, Suite 2800 Commerce Court West Toronto, Ontario M5L 1A9 Canada (416) 863-2400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the Registration Statement becomes effective.

This Registration Statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Trust Units, without nominal or par value	8,437,308	U.S.$64,439,614.44(2)	U.S.$1,978.30
Contingency value receipts	13,714,740	U.S.$3,198,289.69(3)	U.S.$98.19
6.20% Convertible Unsecured Subordinated Debentures due November 30, 2016	Cdn$285,000 principal amount	U.S.$253,467.35(4)	U.S.$7.78
6.65% Convertible Unsecured Subordinated Debentures due July 31, 2011	Cdn$285,000 principal amount	U.S.$253,467.35(4)	U.S.$7.78

(1)	Consists of trust units, contingency value receipts and convertible unsecured debentures of the Registrant issuable to holders of Clean Power Income Fund securities upon consummation of an exchange offer.

(2)	Estimated solely for the purpose of calculating the registration fee, and based upon the product of Cdn$5.44 (the average of the high and low prices of Clean Power Income Fund trust units on March 21, 2007, on the Toronto Stock Exchange) times 13,714,740 (approximate number of Clean Power Income Fund trust units that will be redeemed and exchanged for the Registrant’s trust units), divided by 1.1578 (the noon buying rate in New York City on March 21, 2007 for cable transfers in Canadian dollars as certified by the Federal Reserve Bank of New York).

(3)	Estimated solely for the purposes of calculating the registration fee, and based upon the product of Cdn$0.27 times 13,714,740 (approximate number of Clean Power Income Fund trust units that will be redeemed and exchanged for the Registrant’s contingency value receipts), divided by 1.1578 (the noon buying rate in New York City on March 21, 2007 for cable transfers in Canadian dollars as certified by the Federal Reserve Bank of New York).

(4)	Estimated solely for the purpose of calculating the registration fee, and based upon the product of Cdn$102.97 per Cdn$100.00 principal amount (the average of the high and low prices of Clean Power Income Fund 6.75% convertible unsecured subordinated debentures on March 21, 2007, on the Toronto Stock Exchange) times Cdn$285,000 principal amount (approximate number of Clean Power Income Fund 6.75% convertible unsecured subordinated debentures that will be redeemed and exchanged for the Registrant’s convertible unsecured debentures), divided by 1.1578 (the noon buying rate in New York City on March 21, 2007 for cable transfers in Canadian dollars as certified by the Federal Reserve Bank of New York).

If as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

ALGONQUIN POWER TRUST

a trust of which

ALGONQUIN POWER INCOME FUND

is the sole beneficiary

OFFERS TO PURCHASE

NOTICE TO UNITED STATES UNITHOLDERS AND DEBENTUREHOLDERS

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this exchange offer in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Prospective investors should be aware that acquisition of the securities described herein may have tax consequences both in the United States and in the home country of the Registrant. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Registrant is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Registrant and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS EXCHANGE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospective investors should be aware that, during the period of the exchange offer, the Registrant or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer or other professional advisor. The Offers have not been approved or disapproved by any securities commission or similar authority nor has any securities commission or similar authority passed upon the fairness or merits of the Offers or upon the accuracy or adequacy of the information contained in the Offer Documents. Any representation to the contrary is an offence. The Offer Documents do not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

March 16, 2007

ALGONQUIN POWER TRUST
a trust of which
ALGONQUIN POWER INCOME FUND
is the sole beneficiary

OFFERS TO PURCHASE

All of the outstanding trust units of Clean Power Income Fund (‘‘Trust Units’’)
on the basis of
0.6152 trust units (‘‘Algonquin Units’’) and a Contingency Value Receipt of
Algonquin Power Income Fund per Trust Unit

and

All of the outstanding 6.75% convertible unsecured subordinated debentures of
Clean Power Income Fund due December 31, 2010 (‘‘Debentures’’)
on the basis of, at the option of the holder of Debentures,

either

$102.00 principal amount of 6.20% convertible unsecured subordinated debentures of Algonquin Power Income Fund due November 30, 2016 (‘‘Algonquin Series 2A Debentures’’)
per $100 principal amount of Debentures (together with accrued and unpaid interest)

or

$100.00 principal amount of 6.65% convertible unsecured subordinated debentures of Algonquin Power Income Fund due July 31, 2011 (‘‘Algonquin Series 1A Debentures’’)
per $100 principal amount of Debentures (together with accrued and unpaid interest)

Algonquin Power Trust, (the ‘‘Offeror’’), is offering to purchase all of the issued and outstanding Trust Units (the ‘‘Trust Unit Offer’’) and all of the outstanding principal amount of Debentures (the ‘‘Debenture Offer’’ and, together with the Trust Unit Offer, the ‘‘Offers’’) of Clean Power Income Fund (‘‘CPIF’’). Each of the Offers commences on the date hereof and is open for acceptance until 5:00 p.m. (local time at the place of deposit) on April 23, 2007 unless withdrawn or extended, and, in the case of the Trust Unit Offer, is conditional upon, among other things, at least 66% of the Trust Units not currently owned by the Offeror and its affiliates and associates being validly deposited under the Trust Unit Offer and not withdrawn. This and other conditions of the Offers are described in Section 4 of these Offers to Purchase, ‘‘Conditions of the Offers’’. The Offeror is a trust of which Algonquin Power Income Fund (‘‘APIF’’) is the sole beneficiary. The Offeror and its affiliates and associates currently do not own any Trust Units or Debentures.

The Board of Trustees of Clean Power Operating Trust (‘‘CPOT’’) on behalf of CPOT and CPIF has recommended that holders of Trust Units accept the Trust Unit Offer. CPOT and CPIF have

i

entered into the Support Agreement with the Offeror and APIF with respect to the Trust Unit Offer. See Section 9 of the Circular, ‘‘Background to and Reasons for the Offers’’.

The terms of the Offers were announced on February 26, 2007. The closing prices of the Trust Units and Debentures on the Toronto Stock Exchange on February 23, 2007, the last trading day immediately prior to announcement of the intention to make the Offers, were $6.12 per Trust Unit and $100.50 per $100 principal amount of Debentures, respectively. The Algonquin Series 2A Debentures contain identical terms to the Algonquin Series 2 Debentures and the Algonquin Series 1A Debentures contain identical terms to the Algonquin Series 1 Debentures. The Offers represent an equivalent value of $5.61 per Trust Unit (not including the Contingency Value Receipt) plus the Contingency Value Receipt, $104.55 per $100 principal amount of Debenture (if a Debentureholder elects to receive Algonquin Series 2A Debentures) and $104.00 per $100 principal amount of Debenture (if a Debentureholder elects to receive Algonquin Series 1A Debentures), based on a twenty-day volume weighted average price of $9.12 for the Algonquin Units, the closing price of $102.50 per $100 principal amount of Algonquin Series 2 Debentures and the closing price of $104.00 per $100 principal amount of Algonquin Series 1 Debentures on the Toronto Stock Exchange on February 23, 2007. As discussed under the Section 4 of the Circular, ‘‘Price Range and Trading of Algonquin Units and Debentures of APIF; Description of Contingency Value Receipts’’, the Contingency Value Receipt allows the holders thereof, subject to certain conditions, to receive a payment in cash of up to $0.27 per Contingency Value Receipt (based on certain assumptions as to foreign exchange).

The Trust Units and Debentures were issued in a ‘‘book-entry only’’ system. Therefore, Unitholders who wish to tender all or a portion of their Trust Units under the Trust Unit Offer and Debentureholders who wish to tender all or a portion of the principal amount of their Debentures under the Debenture Offer must direct their investment dealer, stockbroker, bank, trust company or other nominee to accept the relevant Offer in the manner required by their nominee. If a holder does not specify which series of debentures of APIF it wishes to receive under the Debenture Offer, the holder will be deemed to have elected to receive Algonquin Series 2A Debentures. See Section 3 of the Offers to Purchase, ‘‘Manner of Acceptance’’.

Any questions and requests for assistance may be directed by Unitholders and Debentureholders to the Depositary or the APIF investor relations contact at the telephone numbers and addresses shown on the last page of this document. Additional copies of this document may be obtained from the Depositary without charge on request of the Depositary at its office shown on the last page of this document.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Unitholders or Debentureholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offers to Unitholders and/or Debentureholders in any such jurisdiction.

NOTICE TO UNITED STATES UNITHOLDERS AND DEBENTUREHOLDERS

This transaction has not been approved or disapproved by any United States securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offers to Purchase and Circular.

The Offers are being made by the Offeror, which is a Canadian issuer, for the Trust Units and Debentures of CPIF, which is also a Canadian issuer, and while the Offers are subject to the disclosure requirements of Canada, Unitholders and Debentureholders should be aware that these requirements are different from those of the United States.

Unitholders and Debentureholders should be aware that acceptance of the Trust Unit Offer or Debenture Offer, as the case may be, may have tax consequences both in the United States and in Canada. United States income tax consequences for Unitholders and Debentureholders who are resident in, or citizens of, the United States are not described herein and such residents or citizens are urged to consult their tax advisors as to the application of U.S. federal income tax law to their particular circumstances, as well as to any state, local or foreign income or other tax consequences of a sale of Trust Units or Debentures pursuant to the Offers.

For a description of certain Canadian federal income tax considerations generally applicable to certain Unitholders and Debentureholders of accepting the Trust Unit Offer or the Debenture Offer, as the case may be, see Section 18 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations’’.

The enforcement by Unitholders and Debentureholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Offeror is formed under the laws of the Province of Ontario, that the trustee of the Offeror and some or all of the officers and directors of the manager of the Offeror are residents of a foreign country and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States. Unitholders and Debentureholders may not be able to sue the Offeror, a Canadian issuer, or its trustee or the officers or directors of its manager in a Canadian or other non-U.S. court for violations of United States federal securities laws and may find it difficult to compel the Offeror or its affiliates to subject themselves to a United States court’s judgment.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror or the Depositary.

Unitholders and Debentureholders should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Trust Units and/or Debentures subject to the Offers, during the period of the Offers, as permitted by applicable Canadian laws or provincial laws or regulations.

DEFINITIONS

In the Offers to Purchase and the Circular, unless the context is inconsistent therewith, the following terms shall have the meanings set forth below. Certain other defined terms are used in a limited manner in the Offers to Purchase and the Circular and have the meanings indicated at their first usage.

‘‘2006 Proposed Changes’’ has the meaning ascribed thereto in Section 18 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations – SIFT Proposals’’;

‘‘affiliate’’ has the meaning ascribed thereto in the OSA;

‘‘Administration Agreement’’ means the agreement between Clean Power Inc. and CPIF dated October 31, 2001, as amended on May 20, 2004 and assigned by Clean Power Inc. to the Existing Manager, pursuant to which the Existing Manager has agreed to provide administrative services to CPIF, as the same may be amended, supplemented or restated from time to time;

‘‘Algonquin Annual Information Form’’ means the annual information form of APIF dated March 31, 2006;

‘‘AMF’’ means the Autorité des marchés financiers du Québec;

‘‘APIF’’ means Algonquin Power Income Fund, an open-ended trust established under the laws of the Province of Ontario;

‘‘Algonquin Debenture Indenture’’ means the trust indenture between APIF and CIBC Mellon Trust Company dated as of July 20, 2004, as amended by a supplemental trust indenture dated as of November 10, 2006, pursuant to which APIF has issued Algonquin Series 1 Debentures and Algonquin Series 2 Debentures and, after amendment by the Algonquin Supplemental Debenture Indenture, will issue the Algonquin Series 1A Debentures and Algonquin Series 2A Debentures, as such trust indenture may be further amended from time to time;

‘‘Algonquin Debentures’’ means, collectively, the Algonquin Series 2A Debentures and the Algonquin Series 1A Debentures.

‘‘Algonquin Series 1 Debentures’’ means the 6.65% convertible unsecured subordinated debentures of APIF due July 31, 2011, issued pursuant to the Algonquin Debenture Indenture;

‘‘Algonquin Series 1 Debentures Prospectus’’ means the final short form prospectus of APIF dated July 13, 2004 in respect of the distribution of Algonquin Series 1 Debentures;

‘‘Algonquin Series 1A Debentures’’ means the 6.65% convertible unsecured subordinated debentures of APIF due July 31, 2011, to be issued pursuant to the Algonquin Debenture Indenture as amended by the Algonquin Supplemental Debenture Indenture;

‘‘Algonquin Series 2 Debentures’’ means the 6.20% convertible unsecured subordinated debentures of APIF due November 30, 2016, issued pursuant to the Algonquin Debenture Indenture;

‘‘Algonquin Series 2 Debentures Prospectus’’ means the amended and restated final short form prospectus of APIF dated November 10, 2006 in respect of the distribution of Algonquin Series 2 Debentures;

‘‘Algonquin Series 2A Debentures’’ means the 6.20% convertible unsecured subordinated debentures of APIF due November 30, 2016, to be issued pursuant to the Algonquin Debenture Indenture as amended by the Algonquin Supplemental Debenture Indenture;

‘‘Algonquin Supplemental Debenture Indenture’’ means the supplemental trust indenture to be entered into between APIF and CIBC Mellon Trust Company, which will amend the Algonquin Debenture Indenture to create and allow the issuance of the Algonquin Series 2A Debentures and Algonquin Series 1A Debentures;

‘‘Algonquin Trust Declaration’’ means the declaration of trust dated as of September 8, 1997, as amended and restated as of May 26, 2004, between A. Stephen Probyn, George L. Steeves and R. Ian

Bradley, as trustees, and the settlor of APIF, pursuant to which APIF was created, as the same has been and may be amended from time to time;

‘‘Algonquin Units’’ means trust units of APIF;

‘‘APMI’’ means Algonquin Power Management Inc., an Ontario corporation which is the manager of the Offeror and APIF;

‘‘associate’’ has the meaning ascribed thereto in the OSA;

‘‘Board of Trustees’’ means the board of trustees of CPOT;

‘‘business combination’’ has the meaning ascribed thereto in Rule 61-501;

‘‘Business Day’’ means any day other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario are authorized or obligated by law to close;

‘‘CDS’’ means CDS Clearing and Depositary Services Inc., or its nominee (which is at the date hereof CDS & Co.);

‘‘CDS Participant’’ means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly;

‘‘CRA’’ means the Canada Revenue Agency;

‘‘Compulsory Acquisition’’ means, as the context requires:

(i)	in respect of the Debentures, a compulsory acquisition of the remainder of the Debentures on the same terms as the Debentures are acquired under the Debenture Offer pursuant to the terms and provisions of Article 13 of the CPIF Debenture Indenture, as contemplated in Section 11 of the Circular ‘‘Acquisition of Securities not Deposited – Debentures – Compulsory Acquisition of Debentures’’; or

(ii)	in respect of the Trust Units, a compulsory acquisition of the remainder of the Trust Units on the same terms as the Trust Units are acquired under the Trust Unit Offer pursuant to the terms and provisions of Section 3.26 of the CPIF Trust Unit Indenture, as contemplated in subsection (c) of Section 4 of the Offers to Purchase, ‘‘Conditions of the Offers – Trust Unit Offer’’ and Section 11 of the Circular ‘‘Acquisition of Securities not Deposited – Trust Units – Compulsory Acquisition of Trust Units’’;

‘‘Circular’’ means the take-over bid circular accompanying and forming part of the Offers to Purchase;

‘‘Computershare’’ means Computershare Investor Services, Inc.;

‘‘Contingency Value Receipt’’ means a contingency value receipt issued by APIF and delivered by the Offeror to Unitholders whose Trust Units are taken up by the Offeror pursuant to the Trust Unit Offer or subsequently acquired, as described under Section 4 of the Circular, ‘‘Price Range and Trading of Algonquin Units and Debentures of APIF; Description of Contingency Value Receipts’’;

‘‘CPIF’’ means Clean Power Income Fund, an open-ended trust established under the laws of the Province of Ontario;

‘‘CPIF Debenture Indenture’’ means the trust indenture between CPIF and Computershare dated as of June 29, 2004 pursuant to which the Debentures were issued;

‘‘CPIF Trust Unit Indenture’’ means the trust indenture made as of October 31, 2001 between Computershare and the settlor of CPIF pursuant to which CPIF was established, as amended and restated by the amended and restated trust indenture dated July 16, 2003 between Computershare and the Unitholders, as the same may be amended, supplemented or restated from time to time;

‘‘CPOT’’ means Clean Power Operating Trust, an unincorporated open-ended trust established under the laws of the Province of Ontario, of which CPIF is the sole beneficiary;

‘‘CPOT Trust Indenture’’ means the trust indenture made as of October 31, 2001 between A. Stephen Probyn, R.W. Harmer and the settlor of CPOT pursuant to which CPOT was established, as amended and restated by the amended and restated trust indenture dated July 16, 2003 between A. Stephen Probyn, H. Allen Jackson, John Fox, Donald S. Macdonald, Donald M. McCutchan and the Unitholders, as amended and restated by the amended and restated trust indenture dated May 9, 2005 between A. Stephen Probyn, H. Allen Jackson, John Fox, Donald S. Macdonald, Donald M. McCutchan and the Unitholders, as the same may be amended, supplemented or restated from time to time;

‘‘Debenture Extraordinary Resolutions’’ has the meaning ascribed thereto in Section 11 of the Circular, ‘‘Acquisition of Securities not Deposited – Debentures – Debenture Extraordinary Resolutions’’;

‘‘Debenture Offer’’ means the offer to purchase hereby made by the Offeror to holders of Debentures;

‘‘Debentures’’ means the 6.75% convertible unsecured subordinated debentures of CPIF due December 31, 2010;

‘‘Debentureholder’’ means a holder of Debentures;

‘‘Depositary’’ means Computershare;

‘‘Depositary Agreement’’ means an agreement dated as of March 14, 2007 between the Offeror and the Depositary pursuant to which the Depositary will act as depositary under the Offers;

‘‘Depositing Debentureholders’’ means Debentureholders whose Debentures are deposited to the Debenture Offer on their behalf by CDS and are not withdrawn;

‘‘Depositing Unitholders’’ means Unitholders whose Trust Units are deposited to the Trust Unit Offer on their behalf by CDS and are not withdrawn;

‘‘distributions’’ has the meaning ascribed thereto in Section 3 of the Offers to Purchase, ‘‘Manner of Acceptance – General’’;

‘‘Effective Date’’ means, with respect to the Trust Unit Offer, the date that the Offeror first takes up and pays for Trust Units deposited to the Trust Unit Offer and, with respect to the Debenture Offer, the date that the Offeror first takes up and pays for Debentures deposited to the Debenture Offer ;

‘‘Existing Manager’’ means Clean Power Management LP, the current manager of CPOT and administrator of CPIF pursuant to the Management Agreement and the Administration Agreement, respectively;

‘‘Expiry Date’’ means April 23, 2007, or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offers to Purchase, ‘‘Extension and Variation of the Offers’’;

‘‘Expiry Time’’ means 5:00 p.m. (local time at the place of deposit) on the Expiry Date, or such later time or times as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offers to Purchase, ‘‘Extension and Variation of the Offers’’;

‘‘Financial Advisor’’ means Scotia Capital Inc., in its capacity as financial advisor to CPOT;

‘‘going private transaction’’ has the meaning ascribed thereto in Policy Q-27;

‘‘Letter Agreement’’ means the letter agreement dated June 7, 2006 between the Existing Manager, Clean Power Inc., CPOT and the independent trustees of CPOT relating to the management and administration arrangements governing CPOT and CPIF;

‘‘Letters of Transmittal’’ means collectively, the letters of acceptance and transmittal to be completed and forwarded to the Depositary by CDS on behalf of Unitholders and Debentureholders who wish to accept the relevant Offer;

‘‘Management Agreement’’ means the agreement between the Clean Power Inc. and CPOT dated October 31, 2001, as amended on May 20, 2004 and assigned by Clean Power Inc. to the Existing Manager, pursuant to which the Existing Manager has agreed to provide management services to CPOT, as the same may be amended, supplemented or restated from time to time;

‘‘material fact’’, ‘‘material change’’ and ‘‘misrepresentation’’ are used as defined under the OSA;

‘‘Minimum Condition’’ has the meaning ascribed thereto in subsection (a) of Section 4 of the Offers to Purchase, ‘‘Conditions of the Offers – Trust Unit Offer’’;

‘‘MW’’ means megawatts;

‘‘OBCA’’ means the Business Corporations Act (Ontario), as amended;

‘‘Offer Documents’’ means the Offers to Purchase and the Circular;

‘‘Offer Period’’ means the period commencing on the date hereof and ending at the Expiry Time;

‘‘Offers to Purchase’’ means the offers to purchase forming part of the Offers to Purchase and Circular;

‘‘Offeror’’ means Algonquin Power Trust, an unincorporated open-ended trust established under the laws of the Province of Ontario, of which APIF is the sole beneficiary;

‘‘Offers’’ means, collectively, the Trust Unit Offer and the Debenture Offer and ‘‘Offer’’ means either one of them, as applicable;

‘‘OSA’’ means the Securities Act (Ontario), as amended;

‘‘OSC’’ means the Ontario Securities Commission;

‘‘person’’ includes an individual, a corporation, a partnership, a trust, any unincorporated organization or other entity and words importing persons have a similar meaning;

‘‘Policy Q-27’’ means Regulation Q-27 respecting Protection of Minority Securityholders in the Course of Certain Transactions of the AMF;

‘‘Regulations’’ has the meaning ascribed thereto in Section 11 of the Circular, ‘‘Acquisition of Securities not Deposited – Trust Units – Rule 61-501, Policy Q-27 and Regulations’’;

‘‘Rule 61-501’’ means Rule 61-501 of the OSC;

‘‘Subsequent Acquisition Transaction’’ means a business combination, going private transaction or other transaction which may involve the Offeror (or an affiliate or wholly-owned subsidiary of the Offeror) and CPIF as contemplated in Section 11 of the Circular, ‘‘Acquisition of Securities not Deposited’’;

‘‘subsidiary’’ has the meaning ascribed thereto in the OSA;

‘‘Support Agreement’’ means the support agreement dated February 25, 2007 between the Offeror, APIF, CPIF and CPOT, pursuant to which, among other things, the Offeror agreed to make the Trust Unit Offer and the Board of Trustees of CPOT agreed to recommend the Trust Unit Offer to Unitholders, as set forth therein;

‘‘Take-Up Date’’ means each date upon which the Offeror takes up or acquires Trust Units and Debentures pursuant to the Offers;

‘‘Tax Act’’ means the Income Tax Act (Canada) and regulations thereunder, as amended;

‘‘Tendering Unitholders’’ has the meaning ascribed thereto in Section 3 of the Circular, ‘‘Price Range and Trading of Algonquin Units and Debentures of APIF; Description of Contingency Value Receipts – Description of Contingency Value Receipts’’;

‘‘Trust Unit Offer’’ means the offer to purchase hereby made by the Offeror to holders of Trust Units;

‘‘Trust Unit Special Resolutions’’ has the meaning ascribed thereto in Section 11 of the Circular, ‘‘Acquisition of Securities not Deposited – Trust Units – Trust Unit Special Resolutions’’;

‘‘Trust Units’’ means trust units of CPIF, as the same are constituted on the date hereof;

‘‘Trustee’’ means the trustee of CPIF, currently Computershare;

‘‘Trustees’ Circular’’ means the circular of the Board of Trustees of CPOT on behalf of CPIF to be mailed in respect of the Offers;

‘‘TSX’’ means the Toronto Stock Exchange;

‘‘Unitholders’’ means holders of Trust Units;

‘‘U.S.’’ or ‘‘United States’’ means the United States of America; and

‘‘WPPI’’ has the meaning ascribed to such term under Section 4 of the Circular, ‘‘Price Range and Trading of Algonquin Units and Debentures of APIF; Description of Contingency Value Receipts – Description of Contingency Value Receipts’’.

In the Offers to Purchase and the Circular, words importing the singular number include the plural and vice versa, and words importing gender include all genders. Unless otherwise indicated, all dollar references in the Offers to Purchase and the Circular are expressed in Canadian dollars.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained in the Offers to Purchase and the Circular. Unitholders and Debentureholders of CPIF are urged to read the Offers to Purchase and the Circular in their entirety.

The Offers

The Offeror is offering, upon the terms and subject to the conditions of the Offers to Purchase, to purchase all of the issued and outstanding Trust Units and Debentures not currently owned by the Offeror and its affiliates on the basis of 0.6152 Algonquin Units and a Contingency Value Receipt for each Trust Unit of CPIF and, at the election of Debentureholders, either $102.00 principal amount of Algonquin Series 2A Debentures or $100.00 principal amount of Algonquin Series 1A Debentures per $100 principal amount of Debentures of CPIF together with accrued interest thereon. The Algonquin Series 2A Debentures contain identical terms to the Algonquin Series 2 Debentures and the Algonquin Series 1A Debentures contain identical terms to the Algonquin Series 1 Debentures. The closing prices of the Trust Units and Debentures on the TSX on February 23, 2007, the last trading day immediately prior to the original announcement of the intention to make an offer for the Trust Units and Debentures, were $6.12 per Trust Unit and $100.50 per $100 principal amount of Debentures, respectively. The Offers represent an equivalent value of $5.61 per Trust Unit (not including the Contingency Value Receipt) plus the Contingency Value Receipt, $104.55 per $100 principal amount of Debenture (if a Debentureholder elects to receive Algonquin Series 2A Debentures) and $104.00 per $100 principal amount of Debenture (if a Debentureholder elects to receive Algonquin Series 1A Debentures), based on a twenty-day volume weighted average price of $9.12 for the Algonquin Units, the closing price of $102.50 per $100 principal amount of Algonquin Series 2 Debentures and the closing price of $104.00 per $100 principal amount of Algonquin Series 1 Debentures on the TSX on February 23, 2007. As discussed under Section 4 of the Circular, ‘‘Price Range and Trading of Algonquin Units and Debentures of APIF; Description of Contingency Value Receipts – Description of Contingency Value Receipts’’, each Contingency Value Receipt allows the holder thereof, subject to certain conditions, to receive a payment in cash of up to $0.27 per Contingency Value Receipt. The obligation of the Offeror to take up and pay for Trust Units and Debentures pursuant to the Offers is subject to certain conditions. See Section 4 of the Offers to Purchase, ‘‘Conditions of the Offers’’.

The Board of Trustees of CPOT on behalf of CPOT and CPIF has endorsed the making of the Trust Unit Offer and recommends acceptance of the Trust Unit Offer by Unitholders.

The Offeror

The Offeror is an unincorporated open-ended trust established under the laws of the Province of Ontario. APIF is the sole beneficiary of the Offeror.

The Offeror owns, directly and indirectly, interests in six hydroelectric generating facilities, three bio-mass fired generating facilities, two natural gas-fired cogeneration facilities, one energy from waste facility and one wind energy generating facility. The unit capital of the Offeror consists of 52,192,255 issued and outstanding trust units, all of which are held beneficially and of record by APIF.

Algonquin Power Income Fund

APIF is an open-ended trust established under the laws of the Province of Ontario by the Algonquin Trust Declaration. The principal and head office of APIF is located at 2845 Bristol Circle, Oakville, Ontario L6H 7H7.

Since its formation in 1997, APIF has acquired equity interests, directly and indirectly, in 47 hydroelectric generating facilities located in Ontario (4), Québec (12), Newfoundland (1), Alberta (1), New York State (13), New Hampshire (13), Vermont (2) and New Jersey (1) representing aggregate installed generating capacity of approximately 143 MW and one wind energy generating facility located in Manitoba with installed capacity of approximately 99 MW. APIF holds equity interests in one energy-from-waste facility in Ontario with an installed generating capacity of 10 MW, 10 landfill gas-fired facilities in California, New Jersey, New Hampshire and Minnesota with total installed generating capacity of 34 MW and three natural gas-fired cogeneration facilities in each of Connecticut, New Jersey and California with an installed capacity of approximately 113 MW. In addition, APIF owns partnership, share and debt interests in three bio-mass fired generating facilities with combined installed capacity of approximately 70 MW located in Alberta, Québec and Nova Scotia. APIF holds minority term investments in two natural gas/wood waste-fired generating facilities with joint installed capacity of approximately 138 MW located in northern Ontario. In addition to its electricity generating assets, APIF owns 17 regulated water distribution / waste-water facilities in Arizona, Illinois, Missouri and Texas. The facilities are grouped into four business segments: hydroelectric segment, natural gas cogeneration segment, alternative fuel segment and infrastructure segment.

To the maximum extent possible, APIF makes cash distributions to holders of Algonquin Units of amounts received from the revenues earned by the facilities in which it has an interest, after operating and administrative expenses, appropriate reserves and any cash redemptions of its units. See Section 1 of the Circular, ‘‘The Offeror and Algonquin Power Income Fund’’.

Clean Power Income Fund

CPIF is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the CPIF Trust Unit Indenture. The head office and principal business office of CPIF is located at Suite 1600, 67 Yonge Street, Toronto, Ontario, M5E 1J8.

CPIF holds investments in 15 power generating facilities located in Quebec, Ontario, Alberta, British Columbia and four U.S. states with a total capacity of 303 MW.

See Section 7 of the Circular, ‘‘Clean Power Income Fund’’.

Clean Power Operating Trust

CPOT is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the CPOT Trust Indenture. CPOT is a limited purpose trust and its activities are restricted to the conduct of the business of, and the ownership, operation and lease of assets and property in connection with, the generation, transmission, distribution and purchase and sale of electricity, having investments and other direct or indirect rights in companies or other entities involved in the business of the generation, transmission, distribution, purchase and sale of electricity, and engaging in all activities ancillary or incidental thereto. CPOT is wholly owned by CPIF and is the direct or indirect holder of CPIF’s operating assets and investments.

See Section 7 of the Circular, ‘‘Clean Power Income Fund’’.

Purpose of the Offers and Acquisition of Securities not Deposited

The purpose of the Offers is to enable the Offeror to acquire all outstanding Trust Units and Debentures. If the Offeror takes up and pays for Trust Units validly deposited under the Offer, the Offeror intends to seek to acquire, directly or indirectly, all of the remaining Trust Units not deposited under the Offer by a Compulsory Acquisition or a Subsequent Acquisition Transaction and may seek to acquire, directly or indirectly, all of the remaining Debentures not deposited under the Offer by a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Compulsory Acquisition or Subsequent Acquisition Transaction in respect of Trust Units

If the Offeror takes up and pays for Trust Units validly deposited under the Trust Unit Offer, the Offeror intends to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction to

acquire all of the Trust Units not deposited under the Trust Unit Offer. In order to effect a Subsequent Acquisition Transaction with respect to the Trust Units, the Offeror intends to amend the CPIF Trust Unit Indenture as described under Section 11 of the Circular, ‘‘Acquisition of Securities not Deposited – Trust Units – Trust Unit Special Resolutions’’. The CPIF Trust Unit Indenture permits such amendments (and the Trust Unit Special Resolutions) to be approved in writing by Unitholders holding more than 66% of the outstanding Trust Units. The execution of the Letter of Transmittal for the Trust Unit Offer by CDS on behalf of Depositing Unitholders irrevocably approves the Trust Unit Special Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror to pass the Trust Unit Special Resolutions on behalf of the Depositing Unitholders and take such other steps to implement the Trust Unit Special Resolutions as is described under Section 11 of the Circular, ‘‘Acquisition of Securities not Deposited – Trust Units – Trust Unit Special Resolutions’’. Accordingly, by tendering to the Trust Unit Offer, Depositing Unitholders will be, among other things, approving and authorizing the Trust Unit Special Resolutions to be implemented and the amendments to the CPIF Trust Unit Indenture to proceed to permit the Offeror to acquire all of the Trust Units not tendered under the Trust Unit Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.

During the Offer Period, the Offeror will file exemption applications with the OSC and the AMF under Rule 61-501 and Policy Q-27, respectively, on the basis of recently granted exemptions in similar circumstances, from the requirements, in the event that the Offeror takes up and pays for Trust Units under the Trust Unit Offer, to (a) call a meeting of Unitholders to approve any Compulsory Acquisition or Subsequent Acquisition transaction in respect of the Trust Units undertaken by the Offeror in accordance with the CPIF Trust Unit Indenture as amended by the Trust Unit Special Resolutions; and (b) send an information circular to Unitholders in connection with such Compulsory Acquisition or Subsequent Acquisition Transaction, in each case provided that minority approval shall have been obtained, albeit not at a meeting of Unitholders but by written resolution.

If for any reason the approvals or authorizations provided to the Offeror in the Letter of Transmittal for the Trust Unit Offer are ineffective, in whole or in part, then in order to effect a Subsequent Acquisition Transaction for the Trust Units, the Offeror would expect to seek Unitholder approval of the Trust Unit Special Resolutions at a special meeting of Unitholders to be called for such purpose or in writing as permitted by the CPIF Trust Unit Indenture and applicable securities laws. In those circumstances, the approval of more than 66% of the votes cast by holders of the outstanding Trust Units and the approval of a majority of the votes cast by ‘‘minority’’ holders of Trust Units (including Trust Units tendered into the Trust Unit Offer by ‘‘minority’’ holders of Trust Units) would be required at a meeting duly called and held for the purpose of approving such Subsequent Acquisition Transaction, or the written approval of the holders of more than 66% of the Trust Units and the written approval of the holders of a majority of the Trust Units held by ‘‘minority’’ holders of Trust Units (including Trust Units tendered into the Trust Unit Offer by ‘‘minority’’ holders of Trust Units) of those Trust Unit Special Resolutions would be required. The Offeror would cause the Trust Units acquired under the Trust Unit Offer to be voted in favour of the Trust Unit Special Resolutions and such Subsequent Acquisition Transaction.

See Section 11 of the Circular, ‘‘Acquisition of Securities Not Deposited – Trust Units’’.

Subsequent to completion of the Trust Unit Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Trust Units may not meet the continued listing requirements of the TSX and may, consequently, be delisted from the TSX. If there are fewer than 15 securityholders of CPIF, if permitted by applicable law, the Offeror may consider causing CPIF to cease to be a reporting issuer under Canadian securities laws. See Section 9 of the Circular, ‘‘Background to and Reasons for the Offer – Purpose of the Offers and Plans for CPIF’’.

Compulsory Acquisition or Subsequent Acquisition Transaction in respect of Debentures

If the Offeror takes up and pays for Debentures validly deposited under the Debenture Offer, the Offeror may complete a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Debentures not deposited under the Debenture Offer. In order to effect a Subsequent Acquisition Transaction with respect to the Debentures, the Offeror intends to amend the CPIF Debenture Indenture as described under Section 11 of the Circular, ‘‘Acquisition of Securities not Deposited – Debentures – Debenture Extraordinary Resolutions’’. The CPIF Debenture Indenture permits such amendments (and the Debenture Extraordinary Resolutions) to be approved in writing by Debentureholders holding not less than 66% of the outstanding Debentures. The execution of the Letter of Transmittal for the Debenture Offer by CDS on behalf of Depositing Debentureholders irrevocably approves the Debenture Extraordinary Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror to pass the Debenture Extraordinary Resolutions on behalf of the Depositing Debentureholders and take such other steps to implement the Debenture Extraordinary Resolutions as is described under Section 11 of the Circular, ‘‘Acquisition of Securities not Deposited – Debentures – Debenture Extraordinary Resolutions’’. Accordingly, by tendering to the Debenture Offer, Depositing Debentureholders will be, among other things, approving and authorizing the Debenture Extraordinary Resolutions to be implemented and the amendments to the CPIF Debenture Indenture to proceed to permit the Offeror to acquire all of the Debentures not tendered under the Debenture Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.

If for any reason the approvals or authorizations provided to the Offeror in the Letter of Transmittal for the Debenture Offer are ineffective, in whole or in part, then in order to effect a Subsequent Acquisition Transaction for the Debentures, the Offeror would expect to seek Debentureholder approval of the Debenture Extraordinary Resolutions at a special meeting of the Debentureholders to be called for such purpose or in writing as permitted by the CPIF Debenture Indenture. In those circumstances, the approval of at least 66% of the votes cast by holders of the outstanding principal amount of Debentures would be required at a meeting duly called and held for the purpose of approving such Subsequent Acquisition Transaction, or the written approval of the holders of at least 66% of the principal amount of Debentures of those Debenture Extraordinary Resolutions would be required. The Offeror would cause the Debentures acquired under the Debenture Offer to be voted in favour of the Debenture Extraordinary Resolutions and such Subsequent Acquisition Transaction.

See Section 11 of the Circular, ‘‘Acquisition of Securities Not Deposited – Debentures’’.

Background to the Offer

In June, 2006, representatives of APIF were contacted by representatives of Scotia Capital Inc., in its capacity as financial advisor to CPOT advising that a strategic evaluation process had been commenced by a special committee of the Board of Trustees of CPOT which was to seek offers for the balance of the assets owned by CPIF or the Trust Units following the sale of certain landfill gas generating assets.

In June 2006, Algonquin Power Management Inc., the manager of APIF, executed a confidentiality agreement on behalf of APIF in respect of information to be provided in connection with the strategic evaluation process announced by the Financial Advisor. In July 2006, the Financial Advisor made information relating to the historic financial performance, contractual status and physical condition of the electrical generating facilities owned directly and indirectly by CPOT available to parties who had executed a confidentiality agreement.

In accordance with the process set forth by the Financial Advisor, APMI submitted an indicative expression of interest on August 9, 2006 and a revised expression of interest on August 14, 2006. The Financial Advisor contacted APMI by way of a letter dated August 21, 2006 in which APIF was invited to participate in the second round of the evaluation process.

During October 2006, representatives of APIF attended a presentation by management of CPIF and attended at site visits of all material generating facilities owned by CPIF to conduct physical due diligence investigations.

In December 2006, APMI submitted a second round letter proposing an acquisition of all issued and outstanding Trust Units by way of takeover bid with consideration being paid in the form of issuance of Algonquin Units. During December 2006 and January 2007, APMI and the Financial Advisor continued discussions regarding the terms of a proposed support agreement and the quantum and form of consideration to be offered to Unitholders.

On February 5, 2007, Algonquin provided the Financial Advisor with proposed terms of the support agreement and revised consideration per CPIF unit of 0.6152 APIF units together with a Contingency Value Receipt premised on release on certain escrow funds and obtaining increased consideration for electricity sales at CPIF’s Erie Shores wind farm.

On February 25, 2007, CPIF, CPOT, APMI and APIF entered into the Support Agreement. On February 26, 2007, APIF announced the execution of the Support Agreement pursuant to which APIF agreed to cause the Offeror make the Trust Unit Offer, as set forth therein. See Section 9 of the Circular, ‘‘Background to and Reasons for the Offers – Support Agreement’’.

On February 26, 2007, APIF also announced that it intended to cause the Offeror to make the Debenture Offer.

Upon successful completion of the Trust Unit Offer, the Offeror intends to terminate the Management Agreement and Administration Agreement and cause CPIF and CPOT to engage APMI as the manager of CPIF. See Section 9 of the Circular, ‘‘Background to and Reasons for the Offer – Termination of Management Agreement’’.

Time for Acceptance

The Offers are each open for acceptance until 5:00 p.m. (local time at the place of deposit) on April 23, 2007 or such later time and date to which the Trust Unit Offer and/or the Debenture Offer may be extended, unless withdrawn by the Offeror.

Manner of Acceptance

The Trust Units and Debentures were issued by CPIF in a ‘‘book-entry only’’ system and all of the Trust Units and Debentures are currently registered in the name of and held by or on behalf of CDS as custodian for CDS Participants. Beneficial interests in the Trust Units and Debentures, constituting ownership of the Trust Units and Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect CDS Participants, rather than by definitive certificates. In order to tender Units, you must direct your investment dealer, stockbroker, bank, trust company or other nominee to accept the Trust Unit Offer or the Debenture Offer in the manner required by your nominee. Since CDS must deliver Letters of Transmittal to the Depositary at its address set forth on the back cover of the Offers to Purchase and Circular, you, as a beneficial Unitholder or Debentureholder, must communicate your instructions to your CDS Participants well in advance of the Expiry Date. Your CDS Participants will submit the position for tender to CDS by CDS’ ‘‘cut-off time’’ of 5:00 p.m., Toronto time, on the Expiry Date. CDS will then tally all positions it receives from CDS Participants and will submit a Letter of Transmittal to the Depositary as soon as practically possible, but in any event not later than 5:00 p.m., Toronto time, on the Expiry Date. CDS will be issuing instructions to CDS Participants as to the method of tendering Trust Units under the Trust Unit Offer and Debentures under the Debenture Offer. If you wish to tender your Trust Units under the Trust Unit Offer and/or Debentures under the Debenture Offer, you should contact the CDS Participant through which you hold your Trust Units and/or Debentures in order to take the necessary steps to be able to tender your Trust Units and/or Debentures.

If you wish to tender only a portion of the Trust Units or Debentures beneficially owned by you, you may do so by indicating in your instructions to your CDS Participant the number of Trust Units or principal amount of Debentures that you wish to tender under the Trust Unit Offer or the Debenture Offer. See Section 3 of the Offers to Purchase, ‘‘Manner of Acceptance’’. Unitholders and Debentureholders will not be required to pay any fee or commission if they accept the Trust Unit Offer or the Debenture Offer by having CDS transmit their Trust Units or Debentures directly to the Depositary.

If a holder does not specify which series of debentures of APIF it wishes to receive under the Debenture Offer, the holder will be deemed to have elected to receive Algonquin Series 2A Debentures.

Conditions of the Offers

The Offeror reserves the right to withdraw the Trust Unit Offer and/or the Debenture Offer and not take up and pay for any Trust Units or Debentures deposited under such Offers, as applicable, unless the conditions in respect of the relevant Offer described in Section 4 of the Offers to Purchase, ‘‘Conditions of the Offers’’, are satisfied or waived prior to the Expiry Time.

Payment

Upon the terms and subject to the conditions of the Offers, the Offeror will take up Trust Units and Debentures validly deposited under the Offers and not withdrawn no later than ten days after the Expiry Time. Any Trust Units and Debentures taken up will be paid for as soon as possible, but in any event not later than the earlier of three days after they are taken up and ten days after the Expiry Time. Any Trust Units and Debentures deposited under the Offers after the date upon which Trust Units and Debentures are first taken up under the Offers will be taken up and paid for within ten days of such deposit. See Section 6 of the Offers to Purchase, ‘‘Payment for Deposited Securities’’.

Withdrawal of Deposited Securities

All deposits of Trust Units and Debentures pursuant to the Offers are irrevocable, except as provided in Section 7 of the Offers to Purchase, ‘‘Withdrawal of Deposited Securities’’.

Market Price of the Trust Units, Debentures, Algonquin Units and Debentures of APIF

On February 23, 2007, the last trading day prior to the date of the public announcement by the Offeror of its intention to make an offer for the Trust Units and Debentures, the closing prices of the Trust Units and Debentures on the TSX were $6.12 per Trust Unit and $100.50 per $100 principal amount of Debentures, respectively. The twenty-day volume weighted average price of the Algonquin Units was $9.12 per Algonquin Unit, the closing price of the Algonquin Units was $9.11, the closing price of the Algonquin Series 2 Debentures was $102.50 per $100 principal amount and the closing price of the Algonquin Series 1 Debentures was $104.00 per $100 principal amount on the TSX on February 23, 2007.

Contingency Value Receipts

Each Contingency Value Receipt will entitle the holder thereof, subject to certain conditions, to a payment in cash of up to $0.27 per Contingency Value Receipt. A Unitholder will receive one Contingency Value Receipt for each Trust Unit taken up under the Trust Unit Offer. The Contingency Value Receipts represent the right to receive 80% of the balance (after deduction of all claims and costs) of both the US$7.593 million escrow account established by CPIF with the purchaser for claims made in connection with the sale of Gas Recovery Systems, LLC plus the amount of any refunds which are paid to CPIF or its affiliates from Commonwealth Edison Co. and $3.436 million in the event Erie Shores Wind Farm qualifies for an increase in WPPI (Wind Power Production Incentive) of $2/MW-hr. See Section 4 of the Circular, ‘‘Price Range and Trading of Algonquin Units and Debentures of APIF; Description of Contingency Value Receipts’’.

Certain Canadian Federal Income Tax Considerations

The tender of Trust Units under the Trust Unit Offer in exchange for Algonquin Units and Contingency Value Receipts will be a disposition for Canadian income tax purposes. In general, Canadian residents who hold their Trust Units as capital property will realize a capital gain (or capital loss) to the extent that the fair market value of the Algonquin Units and an amount in respect of the Contingency Value Receipts received for the Trust Units, plus the amount of cash received in lieu of fractional Algonquin Units, net of reasonable disposition costs, exceeds (or is less than) the adjusted cost base thereof. A Unitholder who is not resident in Canada will generally not be subject to Canadian income tax on any capital gain realized on a disposition of Trust Units pursuant to the Trust Unit Offer. See Section 18 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations’’.

The tender of Debentures under the Debenture Offer in exchange for Algonquin Series 2A Debentures or Algonquin Series 1A Debentures will be a disposition for Canadian income tax purposes. Debentureholders who are resident in Canada will be required to recognize for the purposes of the Tax Act any interest accrued on the Debentures to the Effective Date even if such interest is not payable until after such date and is therefore payable to the Offeror. Debentureholders who are resident in Canada and hold their Debentures as capital property may also realize a capital gain (or capital loss) to the extent that proceeds of disposition of their Debentures (exclusive of any such accrued interest), net of reasonable disposition costs, exceeds (or is less than) the adjusted cost base thereof. See Section 18 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations’’.

A holder of Debentures who is not resident in Canada will be subject to Canadian withholding tax.

Unitholders and Debentureholders should consult their own tax advisors for advice with respect to the tax consequences to them of accepting the Offers or of any Compulsory Acquisition or Subsequent Acquisition Transaction.

The 2006 Proposed Changes propose certain changes to the Tax Act with regard to SIFT trusts as defined in the 2006 Proposed Changes. Both APIF and CPIF are SIFT trusts. For a description of the application of the 2006 Proposed Changes and, in particular, the implications of the guidelines with respect to ‘‘undue expansion’’, see Section 18 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations – SIFT Proposals’’.

Selected Historical Financial Information

The following table sets out selected historical financial information for APIF for the periods indicated. The historical consolidated financial information is extracted from, and should be read in conjunction with, the unaudited interim and audited consolidated financial statements of APIF incorporated by reference in the Circular and on file with the Canadian provincial securities regulators.

	Nine Months ended September 30, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	(thousands of dollars, except for per Algonquin Unit amounts)
	(unaudited)
Operating Revenue	147,677	179,324	160,523
Operating Expenses	83,393	106,691	94,640
Interest Expense	15,944	16,379	12,440
Income Tax Expense (Recovery)	(1,281)	2,604	2,285
Net Earnings	26,159	21,788	22,802
Net Earnings per Algonquin Unit	0.37	0.31	0.33
Total Assets	1,024,175	823,801	824,796
Total Long Term Debt	268,384	157,002	120,085
Distributions per Algonquin Unit	0.92	0.92	0.92

Selected Pro Forma Financial Information TC

The following table sets out certain pro forma financial information and the proposed acquisition by APIF of all of the outstanding Trust Units and Debentures pursuant to the Offers assuming the proposed acquisition had occurred at the beginning of the financial periods presented or as at the balance sheet dates presented. The selected pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of APIF and CPIF and the accompanying notes attached as Schedule ‘‘A’’ to the Offers to Purchase and Circular. The pro forma consolidated financial information is not necessarily indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. No attempt has been made to calculate or estimate the effect of any potential synergies between APIF and CPIF. The pro forma financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

	Nine months ended September 30, 2006	Year ended December 31, 2005
	(thousands of dollars, except per Algonquin Unit amounts)
	(unaudited)	(unaudited)
Operations Data
Revenue	171,111	205,800
Earnings before interest expense and taxes	44,814	48,538
Net earnings	21,029	22,192
Net earnings per Algonquin Unit	0.23	0.24
Balance Sheet Data
Total Assets	1,483,309
Working capital deficiency	(41,085)
Long term debt	409,954
Shareholder’ equity	657,859

Depositary

Computershare Trust Company of Canada will be acting as depositary under the Trust Unit Offer and the Debenture Offer. The Depositary will receive deposits of certificates representing the Trust Units and Debentures at its office shown on the last page of this document.

Questions and Requests for Assistance

Any questions and requests for assistance may be directed by Unitholders and Debentureholders to the Depositary or the APIF investor relations contact at the telephone numbers and addresses shown on the last page of this document.

OFFERS TO PURCHASE

TO:	HOLDERS OF TRUST UNITS AND DEBENTURES OF CLEAN POWER INCOME FUND

1.	The Offers

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Trust Units and Debentures on the basis of 0.6152 Algonquin Units and one Contingency Value Receipt (entitling the holder to receive a payment in cash of up to $0.27) for each Trust Unit and, at the election of Debentureholders, either $102.00 principal amount of Algonquin Series 2A Debentures or $100.00 principal amount of Algonquin Series 1A Debentures per $100 principal amount of Debentures of CPIF together with accrued interest thereon. The Algonquin Series 2A Debentures contain identical terms to the Algonquin Series 2 Debentures and the Algonquin Series 1A Debentures contain identical terms to the Algonquin Series 1 Debentures. The closing prices of the Trust Units and the Debentures on the TSX on February 23, 2007, the last trading day immediately prior to the original announcement of the intention to make an offer for the Trust Units and Debentures, were $6.12 per Trust Unit and $100.50 per $100 principal amount of Debentures, respectively. The Offer represents an equivalent value of $5.61 per Trust Unit (not including the Contingency Value Receipt) plus a Contingency Value Receipt, $104.55 per $100 principal amount of Debenture (if a Debentureholder elects to receive Algonquin Series 2A Debentures) and $104.00 per $100 principal amount of Debenture (if a Debentureholder elects to receive Algonquin Series 1A Debentures), based on a twenty-day volume weighted average price of $9.12 for the Algonquin Units, the closing price of $102.50 per $100 principal amount of Algonquin Series 2 Debentures and the closing price of $104.00 per $100 principal amount of Algonquin Series 1 Debentures on the TSX on February 23, 2007.

The Offers are made only for Trust Units and Debentures and are not made for any options, warrants or other rights to purchase Trust Units (other than the Debentures). Any holder of such options, warrants or other rights who wishes to accept the Trust Unit Offer should, to the extent permitted by the terms hereof, exercise the options, warrants or other rights and deposit the Trust Units obtained on the exercise of such options, warrants or other rights in accordance with the Offers.

All Unitholders who tender Trust Units to the Trust Unit Offer will, and will be deemed to, have assigned to the Offeror the amount of any distributions declared or paid by CPIF on or after February 26, 2007, including, without limitation, any discretionary or mandatory distribution of distributable cash pursuant to the terms of the CPIF Trust Unit Indenture, other than those distributions specified in the Support Agreement, being a maximum of $0.058334 per Trust Unit per calendar month. Accordingly, Unitholders who tender Trust Units to the Trust Unit Offer which are taken up and paid for by the Offeror pursuant to the Trust Unit Offer will not receive any further distributions from CPIF, except for any distributions paid prior to the Effective Date in an amount not exceeding the maximum amount specified in the Support Agreement. See Section 3 of the Offer, ‘‘Manner of Acceptance – General’’.

All Debentureholders who tender Debentures to the Debenture Offer will, and will be deemed to, have assigned to the Offeror any accrued and unpaid interest on the Debentures for the period from January 1, 2007 to the date such Debentures are taken up and paid for by the Offeror, except where the Effective Date is after June 30, 2007, in which case such accrued interest shall be paid to the Debentureholders and interest accrued on and after July 1, 2007 will be, and will be deemed to be assigned, to the Offeror. Accordingly, Debentureholders who tender Debentures to the Debenture Offer which are taken up and paid for by the Offeror pursuant to the Debenture Offer on an Effective Date prior to June 30, 2007 will not receive accrued and unpaid interest from and after January 1, 2007. However, the payment by the Offeror for Debentures so taken up under the Debenture Offer will include an amount in respect of accrued and unpaid interest on the Debentures for the period from January 1, 2007 to the Effective Date. In determining the principal amount of Algonquin Debentures to deliver for the Debentures (including such accrued and unpaid interest thereon), the Offeror will also take into account the accrued and unpaid interest on the Algonquin Debentures (accrued from the last interest payment date of the Algonquin Series 2 Debentures and Algonquin Series 1 Debentures). See Section 6 of the Offers to Purchase, ‘‘Payment for Deposited Securities – Sample Calculation of Payment for Debentures’’. See also Section 3 of the Offers to Purchase, ‘‘Manner of Acceptance – General’’ .

Depositing Unitholders and Depositing Debentureholders will not be obliged to pay brokerage fees or commissions if they accept the Offers by depositing their Trust Units and/or Debentures directly with the Depositary.

The accompanying Circular, which is incorporated into and forms part of the Offers to Purchase, contains important information which should be read carefully before making a decision with respect to the Offers.

2.	Time for Acceptance

The Offers are each open for acceptance for the period commencing on the date hereof and ending at 5:00 p.m. (local time at the place of deposit) on April 23, 2007, or until such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offers to Purchase, ‘‘Extension and Variation of the Offers’’, unless withdrawn by the Offeror.

3.	Manner of Acceptance

The Trust Units and Debentures were issued by CPIF in a ‘‘book-entry only’’ system and all of the Trust Units and Debentures are currently registered in the name of and held by or on behalf of CDS as custodian for CDS Participants. Beneficial interests in the Trust Units or Debentures, constituting ownership of the Trust Units or Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect CDS Participants, rather than by definitive certificates. In order to tender Trust Units or Debentures, you must direct your investment dealer, stockbroker, bank, trust company or other nominee to accept the Trust Unit Offer or the Debenture Offer in the manner required by your nominee. Since CDS must deliver Letters of Transmittal to the Depositary at its office listed in the Letters of Transmittal and on the back of this document, you, as a beneficial Unitholder or Debentureholder, must communicate your instructions to your CDS Participant well in advance of the Expiry Date. Your CDS Participant will then submit the position for tender to CDS by CDS’ ‘‘cut-off time’’ of 5:00 p.m., Toronto time, on the Expiry Date. CDS will then tally all positions it receives from CDS Participants and will submit Letters of Transmittal to the Depositary as soon as practicable, but in any event no later than the Expiry Time. CDS will be issuing instructions to CDS Participants as to the method of tendering Trust Units and Debentures under the terms of the Offers. If you wish to deposit Trust Units and/or Debentures under the Offers, you should contact the CDS Participant through which your Trust Units or Debentures are held in order to take the necessary steps to be able to tender such Trust Units and/or Debentures.

If you wish to tender only a portion of the Trust Units or Debentures beneficially owned by you, you may do so by indicating in your instructions to your CDS Participant the number of Trust Units or principal amount of Debentures you wish to tender under the Offers.

If a holder does not specify which series of debentures of APIF it wishes to receive under the Debenture Offer, the holder will be deemed to have elected to receive Algonquin Series 2A Debentures.

Beneficial owners of Trust Units who tender to the Trust Unit Offer or whose Trust Units are acquired in a Compulsory Acquisition or a Subsequent Acquisition Transaction who are not residents of Canada for purposes of the Tax Act will be subject to withholding tax unless CPIF is a mutual fund trust for the purposes of the Tax Act at the time that the Trust Units are acquired under the Trust Unit Offer or under a Compulsory Acquisition or a Subsequent Acquisition Transaction. By tendering Trust Units to the Trust Unit Offer in exchange for Algonquin Units and Contingent Value Receipts, a beneficial Unitholder will be deemed to agree with the Offeror that, unless such Unitholder, or its nominee on its behalf, certifies to CDS that such Unitholder is, and will be at the time the Offeror takes up the Trust Units under the Trust Unit Offer, a resident of Canada for the purposes of the Tax Act or the Offeror determines that CPIF is a mutual fund trust for the purposes of the Tax Act, (i) the Offeror may withhold such number of Algonquin Units from the consideration payable to such Unitholder as the Offeror determines, acting reasonably, would be sufficient to satisfy the Offeror’s withholding obligations under subsection 116(5) of the Tax Act, as if the Unitholder were a non-resident; (ii) the Offeror may dispose of such Algonquin Units on behalf of the Unitholder and remit the proceeds therefrom to the Receiver General for Canada in accordance with subsection 116(5), as if the Unitholder were a non-resident of Canada; and (iii) such Algonquin Units will be deemed to have been received by the Unitholder in satisfaction of the consideration payable by the Offeror to the Unitholder under the Trust Unit Offer.

For non-residents of Canada, there will be Canadian withholding tax to the extent of the accrued and unpaid interest on the Debentures and the Offeror may determine that withholding tax applies with regard to some or all of the amount by which the fair market value of the Algonquin Debentures exceeds the amount for which the Debentures were issued. The Debentures were not issued to non-residents of Canada and are not exempt from Canadian withholding tax. Accordingly, it is very important that Debentureholders certify that they are Canadian residents and that all holders of Debentures who are non-residents of Canada discuss the Canadian tax consequences of tendering to the Debenture Offer with their own tax advisors. No tax advice is given to non-residents of Canada with regard to the tendering of the Debentures to the Debenture Offer.

Beneficial owners of Debentures who tender to the Debenture Offer or whose Debentures are acquired in a Compulsory Acquisition or a Subsequent Acquisition Transaction who are not residents of Canada for purposes of the Tax Act will be subject to Canadian withholding tax at the rate of 25% under the Tax Act, unless reduced by the provisions of an applicable income tax convention (a ‘‘Treaty’’) between Canada and the country of residence of the beneficial holder of the Debentures on all amounts paid or deemed to be paid as interest on the Debentures. By tendering Debentures to the Debenture Offer in exchange for Algonquin Debentures, a beneficial Debentureholder will be deemed to agree with the Offeror that, unless such Debentureholder, or its nominee on its behalf, certifies to CDS that such Debentureholder is, and will be at the time the Offeror takes up the Debentures under the Debenture Offer, a resident of Canada for purposes of the Tax Act (i) the Offeror may withhold such number of the Algonquin Debentures from the consideration payable to such Debentureholder as the Offeror determines acting reasonably would be sufficient to satisfy the Offeror’s withholding tax obligations under Part XIII of the Tax Act, as if the Debentureholder were a non-resident who was subject to Canadian withholding tax at the rate of 25% (or, if a certification is made by or on behalf of the non-resident Debentureholder that such beneficial owner is entitled to the benefits of a named Treaty (the ‘‘Certified Treaty’’), the lower rate applicable under the Certified Treaty); (ii) the Offeror may dispose of such Algonquin Debentures on behalf of the Debentureholder and remit the proceeds therefrom to the Receiver General for Canada as if the Debentureholder were a non-resident of Canada; and (iii) such Algonquin Debentures will be deemed to have been received by the Debentureholder in satisfaction of the consideration payable by the Offeror to the Debentureholder under the Debenture Offer.

When instructing your investment dealer, stockbroker, bank, trust company or other nominee to accept the Offers, please ensure you advise as to residency status (that is, a resident or a non-resident of Canada for purposes of the Tax Act), and if a non-resident of Canada, your entitlement to benefits under a Treaty, if any.

General

In all cases, payment for Trust Units and Debentures deposited and taken up by the Offeror will be made only after timely receipt of certificates from CDS representing Trust Units and Debentures together with properly completed and duly executed Letters of Transmittal in respect of such Trust Units and Debentures and any other required documents.

The method of delivery of a certificate representing Trust Units and Debentures and the Letters of Transmittal by CDS and all other required documents is at the option and risk of the person depositing the same. The Offeror recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that proper insurance be obtained.

The execution of Letters of Transmittal in respect of the Trust Units and Debentures by CDS irrevocably assigns to the Offeror all of the right, title and interest of the Trust Units and Debentures, as applicable, registered in the name of such holder on the appropriate register of holders maintained by or on behalf of CPIF and deposited under the relevant Offers and taken up and paid for by the Offeror (the ‘‘Deposited Securities’’) and in and to any and all rights of such holder to receive any and all distributions, payments, including, without limitation, any interest or other payments made pursuant to and in accordance with the terms and provisions of the CPIF Trust Unit Indenture or the CPIF Debenture Indenture, securities, rights, warrants, assets, returns of capital or other interests or interest payments (collectively, ‘‘distributions’’) declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on or after February 26, 2007 (the date of the announcement by the Offeror of its intention to make the Offers) or, in the case of accrued and unpaid interest on the Debentures, from January 1, 2007, and before such Deposited Securities are taken up and paid for pursuant to the Offers (the ‘‘Effective Date’’) other than in the case of the Trust Units, any distributions paid prior to the Effective Date in an amount not exceeding $0.058334 per Trust Unit per calendar month as specified in the Support Agreement. In the case of Deposited Securities which are Debentures, the payment by the Offeror will include an amount in respect of accrued and unpaid interest thereon from January 1, 2007 to the Effective Date with Algonquin Debentures in the manner described under Section 6 of the Offers to Purchase, ‘‘Payment for Deposited Securities – Sample Calculation of Payment for Debentures’’, unless the Effective Date is after June 30, 2007, in which case the interest accrued from January 1, 2007 will be paid to the Debentureholders and interest accrued on and after July 1, 2007 will, and will be deemed to, be assigned by the Debentureholders to the Offeror.

The holder of Deposited Securities who executes a Letter of Transmittal irrevocably constitutes and appoints each officer of the Depositary and each director and officer of APMI and the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of such holder with respect to the Deposited Securities taken up and paid for under the Offers by the Offeror and any distributions which may be declared, paid, accrued, issued, distributed, made or transferred or any interest payments on or in respect of the Deposited Securities on or after February 26, 2007, with full power of substitution and resubstitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the holder: (a) register or record the transfer or cancellation of such Deposited Securities on the appropriate registers maintained by or on behalf of CPIF; (b) vote, execute and deliver as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of any such Deposited Securities, revoke any such instrument, authorization and consent, or designate in any such instrument, authorization or consent, any person or persons as the proxyholder or the proxy nominee or nominees of the holder in respect of such Deposited Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special, extraordinary or otherwise or any adjournment or postponement thereof) of holders of relevant securities of CPIF; (c) execute and negotiate any cheques or other instruments representing any distributions payable to or to the order of, or endorsed in favour of, a holder of such Deposited Securities; (d) exercise any rights of the holder with respect to such Deposited Securities and distributions; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgment of the Offeror to effectively convey the Deposited Securities and distributions to the Offeror.

The holder of Deposited Securities who executes a Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by it at any time with respect to the Deposited Securities and agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Securities by or on behalf of the holder, unless the relevant Deposited Securities are not taken up and paid for under the relevant Offer. Furthermore, by execution of a Letter of Transmittal, the holder agrees not to vote any of the Deposited Securities taken up and paid for under the relevant Offer at any meeting (whether annual, special, extraordinary or otherwise or any adjournment or postponement thereof) of Unitholders or Debentureholders, as applicable, and not to exercise any of the other rights or privileges attaching to any of such Deposited Securities or otherwise act with respect thereto. The holder agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Deposited Securities.

The holder agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxyholder of the holder in respect of such Deposited Securities and covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Securities and distributions to the Offeror and acknowledges that each authority conferred or agreed to be conferred by the holder may be exercised during any subsequent legal incapacity of the holder and shall, to the extent permitted by law, survive the incapacity, bankruptcy or insolvency of the holder and all obligations of the holder shall be binding upon the successors and assigns of the holder.

The deposit of Trust Units and Debentures pursuant to the procedures herein will constitute a binding agreement between the Depositing Unitholders and Depositing Debentureholders and the Offeror upon the terms and subject to the conditions of the Offers, including the depositing Unitholder’s and Debentureholder’s representation and warranty that: (i) such person has good and sufficient authority to deposit, sell, assign and transfer the Deposited Securities; (ii) that when the Deposited Securities are accepted for payment by the Offeror, the Offeror will acquire good title to the Deposited Securities free from all liens, restrictions, charges, encumbrances, claims, adverse interests and equities and together with all rights and benefits arising therefrom; and (iii) the deposit of such Deposited Securities complies with applicable securities laws.

All questions as to the validity, form, eligibility, timely receipt and acceptance of any Trust Units or Debentures deposited pursuant to the Offers and of any notice of withdrawal will be determined by the Offeror in its sole discretion. Depositing Unitholders and Depositing Debentureholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Trust Units or Debentures. There shall be no duty or obligation on the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offers (including the Offers to Purchase, the Circular and the Letters of Transmittal) will be final and binding.

The Offeror reserves the right to permit the Offers to be accepted in a manner other than that set out above.

4.	Conditions of the Offers

Trust Unit Offer

The Offeror reserves the right to withdraw or terminate the Trust Unit Offer and not take up or pay for, or may extend the period of time during which the Trust Unit Offer is open and postpone taking up and paying for, any Trust Units deposited under the Trust Unit Offer, if any of the following conditions have not been satisfied or waived at or prior to the Expiry Time:

(a)	greater than 66% of the Trust Units that are issued and outstanding on the expiry of the Trust Unit Offer, other than Trust Units already held at the date of the Trust Unit Offer by or on behalf of the Offeror or its affiliates, shall be validly deposited and not withdrawn under the Trust Unit Offer, determined as at the termination date of the Trust Unit Offer (the ‘‘Minimum Condition’’);

(b)	all requisite regulatory and third party consents, waivers, approvals and orders, including without limitation, those of any securities regulatory authority, shall have been obtained on terms satisfactory to the Offeror, acting reasonably, except those which, if not obtained, would not have a material adverse effect: (i) upon CPIF and its subsidiaries and affiliated entities taken as a whole which, if the Trust Unit Offer were consummated, would be materially adverse, in the opinion of the Offeror, acting reasonably, to APIF as the purchaser; or (ii) upon the Offeror’s ability to own or exercise full rights of ownership with respect to the Trust Units;

(c)	no action, suit or proceeding shall have been threatened or taken before or by any court or governmental agency or other regulatory authority or by any other person and no law, regulation or policy shall have been proposed, enacted, promulgated or applied (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the Trust Unit Offer or the purchase by, or the sale to, the Offeror of the Trust Units or the right of the Offeror to own or exercise full rights of ownership of the Trust Units, (ii) which, if the Trust Unit Offer were consummated, in the opinion of the Offeror, acting reasonably, would materially and adversely affect CPIF and its subsidiaries and affiliated entities taken as a whole or (iii) which, if the Trust Unit Offer were consummated, would, in the opinion of the Offeror, acting reasonably, materially and adversely affect the Offeror’s ability to effect a compulsory acquisition of the remainder of the Trust Units (assuming that at least 90% of the Trust Units that are issued and outstanding and Trust Units issuable upon the exchange, conversion or exercise of any outstanding Exchangeable Securities (as defined in the CPIF Trust Unit Indenture) (other than Trust Units and Trust Units issuable upon the exchange, conversion or exercise of Exchangeable Securities held at the date of the Trust Unit Offer by or on behalf of the Offeror or its associates or affiliates, as those terms are defined in the Business Corporations Act (Ontario)) shall have been validly deposited and not withdrawn under the Offer) on the same terms as the Trust Units acquired under the Trust Unit Offer pursuant to the provisions of Section 3.26 of the CPIF Trust Unit Indenture or a subsequent going private transaction implemented by the Offeror after the Effective Date pursuant to which the Offeror may seek to cause a special meeting of Unitholders and the Offeror or affiliates of the Offeror for the purposes of enabling the Offeror to acquire all of the Trust Units not deposited under the Trust Unit Offer;

(d)	there shall not have occurred (or, if there shall have previously occurred, there shall not have been disclosed, generally or to either the Offeror or APIF or any of their affiliated entities in writing, prior to the commencement of the Offer) any change (or any condition, event or development involving a prospective change) in or any effect, event or occurrence with respect to the business, facilities, operations, assets, obligations, capitalization, condition (financial or otherwise), results of operations, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of CPIF and its subsidiaries and affiliated entities taken as a whole which, if the Trust Unit Offer were consummated, would, in the opinion of the Offeror, acting reasonably, be materially adverse to APIF as the purchaser (which, for greater certainty, shall not include changes in the market price for the Trust Units in and of themselves);

(e)	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever (excluding the Tax Fairness Plan dealing with income trusts and other flow-through entities released by the Department of Finance (Canada) on October 31, 2006, the Notice of Ways and Means Motion setting out a distribution tax to be applied on certain distributions and allocations from publicly-traded trusts and partnerships adopted by the House of Commons on November 7, 2006, the guidelines on ‘‘normal growth’’ and other matters distributed by the Department of Finance (Canada) on December 15, 2006 and the Draft Legislative Proposals to Implement the Distribution Tax on Income Funds and Partnerships released by the Department of Finance (Canada) on December 21, 2006) which, in the opinion of the Offeror, acting reasonably, materially adversely affects, or may materially adversely affect, the financial condition, business, operations, assets, affairs or prospects of CPIF and its subsidiaries or affiliated entities, taken as a whole or which, if the Trust Unit Offer were consummated, in the opinion of the Offeror, acting reasonably, would be materially adverse to APIF as the purchaser (which, for greater certainty, shall not include changes in the market price for the Trust Units in and of themselves);

(f)	the aggregate amount of expenses or liabilities incurred which are or will become payable after December 31, 2006 by CPOT, CPIF and their affiliated entities related to or in connection with (i) the sale process or transaction contemplated by the Trust Unit Offer or responding to any Competing Transactions (as defined in the Support Agreement), (ii) terminating any employees, employment agreements or consulting contracts associated with personnel located at CPIF’s head office, (iii) retention bonuses payable following closing of the transaction contemplated by the Trust Unit Offer (iv) termination of office or equipment leases in respect of CPIF’s head office, and (v) amounts owing pursuant to the Letter Agreement has not, in the aggregate, exceeded $5,475,000, as set forth in a certificate of the Chief Financial Officer of CPIF delivered to the Offeror two Business Days prior to the expiry of the Offer;

(g)	CPIF shall not have breached in any material respect any of its covenants set out in the Support Agreement and none of the representations and warranties of CPIF and/or CPOT set out in the Support Agreement shall become untrue or incorrect in any material respect, at any time prior to the Effective Date; and

(h)	redemptions of Trust Units pursuant to Article 6 of the CPIF Trust Unit Indenture from February 26, 2007 to the Effective Date do not exceed $1,000,000 in the aggregate.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert any of the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror or any of its affiliates). The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Effective Date, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Trust Unit Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Unitholders thereof and will provide a copy of the aforementioned notice to the TSX. If the Trust Unit Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Trust Units deposited under the Trust Unit Offer and the Depositary will promptly return the certificates representing deposited Trust Units and related documents to the parties by whom they were deposited.

Debenture Offer

The Offeror reserves the right to withdraw or terminate the Debenture Offer and not take up or pay for, or may extend the period of time during which the Debenture Offer is open and postpone taking up and paying for, any Debentures deposited under the Debenture Offer, if the following conditions have not been satisfied or waived at or prior to the Expiry Time:

(a)	the Offeror has determined to take up and pay for Trust Units under the Trust Unit Offer; and

(b)	there shall not have occurred (or, if there shall have previously occurred, there shall not have been disclosed, generally or to the Offeror in writing, prior to the commencement of the Debenture Offer) any change (or any condition, event or development involving a prospective change) in the business, facilities (on a facility by facility basis), operations, assets, capitalization, condition (financial or otherwise), results of operations, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of CPIF and/or any of its subsidiaries or affiliated entities which would, in the opinion of the Offeror, acting reasonably, be materially adverse to a purchaser of Debentures or any of the facilities held by the subsidiaries and affiliated entities of CPIF.

The foregoing conditions are for the exclusive benefit of the Offeror. The Offeror may assert the foregoing conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by the Offeror or any of its affiliates). The Offeror may waive either or both of the foregoing conditions in whole or in part at any time and from time to time, both before and after the Effective Date, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise the foregoing right shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Any waiver of a condition or the withdrawal of the Debenture Offer will be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, will cause the Depositary as soon as practicable thereafter to notify the Debentureholders thereof and will provide a copy of the aforementioned notice to the TSX. If the Debenture Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Debentures deposited under the Debenture Offer and the Depositary will promptly return the certificates representing deposited Debentures and related documents to the parties by whom they were deposited.

5.	Extension and Variation of the Offers

Each of the Offers is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion.

The Offeror reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Expiry Time or to vary either or both of the Offers by giving written notice or other communication confirmed in writing of such extension or variation to all Unitholders and Debentureholders whose Trust Units or Debentures, as the case may be, have not been taken up prior to the extension or variation in the manner set forth in Section 11 of the Offers to Purchase ‘‘Notice and Delivery’’. The Offeror shall, as soon as practicable after giving notice of an extension or variation, make a public announcement of the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to holders of Trust Units and Debentures.

Notwithstanding the foregoing, the Offers may not be extended by the Offeror if all of the terms and conditions of the relevant Offer, except those waived by the Offeror, have been fulfilled or complied with unless the Offeror first takes up all Trust Units or Debentures deposited under the relevant Offer and which have not been withdrawn. Notwithstanding the foregoing, if the Offeror waives any terms or conditions of either of the Offers and extends the relevant Offer in circumstances where rights of withdrawal are conferred by virtue of the mailing of a notice of change or variation, the relevant Offer shall be extended without the Offeror first taking up the Trust Units and Debentures which are subject to such rights of withdrawal.

Where the terms of one or both of the Offers are varied, other than a variation in the terms consisting solely of the waiver of a condition, the relevant Offer shall not expire before ten days after the notice of variation in respect of such variation has been given to Unitholders and/or Debentureholders, as applicable, unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

If before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offers, a change occurs in the information contained in the Offers to

Purchase or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Unitholder or Debentureholder, as the case may be, to accept or reject the relevant Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Trust Units or Debentures), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 11 of the Offers to Purchase, ‘‘Notice and Delivery’’, to all holders of Trust Units and Debentures that have not been taken up under the relevant Offer at the date of the occurrence of the change. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

During any such extension or in the event of any variation, all Trust Units and Debentures previously deposited and not taken up or withdrawn will remain subject to the Offers and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to Section 7 of the Offers to Purchase, ‘‘Withdrawal of Deposited Securities’’. An extension of the Expiry Time or a variation of the relevant Offer does not constitute a waiver by the Offeror of its rights under Section 4 of the Offers to Purchase, ‘‘Conditions of the Offers’’. If the consideration being offered for the Trust Units and/or Debentures under the Offers is increased, the increased consideration will be paid to all Depositing Unitholders and/or Depositing Debentureholders whose Trust Units or Debentures are taken up under the Offers.

6.	Payment for Deposited Securities

If all the conditions referred to under Section 4 of the Offers to Purchase, ‘‘Conditions of the Offers’’ have been fulfilled or waived at the Expiry Time, the Offeror will become obligated to take up the Trust Units and/or Debentures deposited under the relevant Offer and which have not been withdrawn not later than ten days from the Expiry Time and to pay for the Trust Units and Debentures taken up as soon as possible, but in any event not later than three Business Days after taking up the Trust Units and Debentures. In accordance with applicable law, the Offeror will take up and pay for Trust Units and Debentures deposited under the relevant Offer after the date on which it first takes up Trust Units and Debentures deposited under the relevant Offer within ten days of the deposit of such securities.

In addition, from the Expiry Time, if all of the terms and conditions attached to the Offer have been fulfilled or waived, the Offeror shall be entitled to take up and pay for the Trust Units and Debentures deposited under the relevant Offer and which have not been withdrawn, subject, however, to the withdrawal rights in respect of such Trust Units and Debentures set forth in Section 7 of the Offers to Purchase, ‘‘Withdrawal of Deposited Securities’’.

Subject to applicable law, the Offeror expressly reserves the right in its sole discretion to delay taking up or paying for any Trust Units and/or Debentures or to terminate the relevant Offer and not take up or pay for any Trust Units or Debentures if any condition specified in Section 4 of the Offers to Purchase, ‘‘Conditions of the Offers’’, is not satisfied or waived, in whole or in part, by giving written notice thereof or other communication confirmed in writing to all holders of Trust Units and/or Debentures, as applicable. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the relevant Offer, to delay taking up and paying for Trust Units or Debentures, as applicable, in order to comply, in whole or in part, with any applicable law, including without limitation such period of time as may be necessary to obtain any necessary regulatory approval. The Offeror will be deemed to have taken up and accepted for payment Trust Units and Debentures validly deposited and not withdrawn pursuant to the relevant Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Unitholders and/or Debentureholders, as applicable, of its acceptance for payment of such Trust Units and Debentures pursuant to the relevant Offer.

The Offeror will pay for Trust Units and Debentures validly deposited under the relevant Offer and which have not been withdrawn by providing the Depositary with certificates representing Algonquin Units, Contingency Value Receipts and Algonquin Debentures for transmittal to CDS on behalf of Unitholders and Debentureholders, as applicable.

Fractional Algonquin Units will not be issued. Fractional interests will be paid in cash on a basis equivalent to $9.12 for each full Algonquin Unit, being the twenty-day volume weighted average price of $9.12 for the Algonquin Units on the TSX on February 23, 2007, the last trading day immediately prior to announcement of the intention to make the Offers.

Algonquin Debentures will not be issued in increments of less than $1,000 principal amount. Principal amounts of Algonquin Debentures of less than $1,000 will be paid in cash on the basis of $1 for each $1 of principal amount.

It is anticipated that, since the Trust Units and Debentures were issued by CPIF in a ‘‘book-entry only’’ system and all of the Trust Units and Debentures are currently registered in the name of and held by or on behalf of CDS as custodian for CDS Participants, there will be only one cash settlement with respect to fractional Algonquin Units and one cash settlement with respect to increments of Algonquin Debentures of less than $1,000 principal amount. In each case, such cash settlement will be with CDS on behalf of all of the Depositing Unitholders and Depositing Debentureholders.

The Depositary will act as the agent of persons who have deposited Trust Units and Debentures in acceptance of the relevant Offer for the purposes of receiving payment from the Offeror and transmitting such payment to CDS on behalf of such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Unitholders and Debentureholders who have deposited and not withdrawn their Trust Units and Debentures pursuant to the relevant Offer.

Settlement with each Unitholder and Debentureholder who has deposited Trust Units and/or Debentures, as the case may be, under the relevant Offer will be made by the Depositary forwarding to CDS on behalf of each such Unitholder and Debentureholder, a certificate representing the number of Algonquin Units, Contingency Value Receipts, Algonquin Series 2A Debentures or Algonquin Series 1A Debentures to which such depositing Unitholder or Debentureholder is entitled, together with a cheque in respect of any cash payment due to such Unitholder for any fractional interest of an Algonquin Unit to which such person would otherwise be entitled and together with a cheque in respect of any cash payment due to a Debentureholder for any interest in an Algonquin Debenture which is less than $1,000 in principal amount to which such person would otherwise be entitled. Subject to the foregoing, the certificate will be issued in the name of the CDS in accordance with the Letters of Transmittal in respect of the Trust Units or Debentures so deposited.

If any deposited Trust Units or Debentures are not accepted for payment pursuant to the terms and conditions of the relevant Offer for any reason, a certificate for Trust Units or Debentures, as the case may be, not purchased will be returned, without expense, to CDS as soon as practicable following the Expiry Time or withdrawal or early termination of the relevant Offer.

Depositing Unitholders and Depositing Debentureholders will not be obligated to pay any brokerage fees or commissions if they accept the relevant Offer by depositing their Trust Units or Debentures directly with the Depositary.

Sample Calculation of Payment for Debentures

The Offeror will pay for accrued and unpaid interest on the Debentures for the period from January 1, 2007 to the Effective Date. In determining the principal amount of Algonquin Debentures to deliver for the Debentures (including such accrued and unpaid interest thereon), the Offeror will also take into account the accrued and unpaid interest on the Algonquin Debentures (accrued from the last interest payment date of the Algonquin Series 2A Debentures and Algonquin Series 1A Debentures). The following sets forth a sample calculation of how many Algonquin Series 2A Debentures or Algonquin Series 1A Debentures a Depositing Debentureholder of $100,000 principal amount of Debentures would receive if the Effective Date were April 23, 2007.

Sample Calculation of Payment for Debentures

Assumptions

•	$100,000 principal amount of Debentures tendered to the Debenture Offer by the Depositing Debentureholder.

•	Effective Date (date on which the Debentures taken up are paid for) is April 23, 2007.

Accrued interest

•	Debentures accrue interest from January 1, 2007 to the Effective Date (113 days) at an interest rate of 6.75%, for a total of $2,107, on $100,000 principal amount of Debentures.

•	Algonquin Series 2A Debentures accrue interest from November 22, 2006 to the Effective Date (153 days) at an interest rate of 6.20%, for a total of $2,599 on $100,000 principal amount of Algonquin Series 2A Debentures. In other words, each $1,000 principal amount of Algonquin Series 2A Debentures is worth $1,025.99 inclusive of accrued interest to the Effective Date.

•	Algonquin Series 1A Debentures accrue interest from February 1, 2007 to the Effective Date (82 days) at an interest rate of 6.65%, for a total of $1,506 on $100,000 principal amount of Algonquin Series 1A Debentures. In other words, each $1,000 principal amount of Algonquin Series 1A Debentures is worth $1,015.06 inclusive of accrued interest to the Effective Date.

Algonquin Debentures that would be Paid for the Debentures

1.	If the Depositing Debentureholder elects to receive Algonquin Series 2A Debentures:

Principal amount of Debentures tendered by Depositing Debentureholder	$100,000
Principal value of Algonquin Series 2A Debentures to be delivered to Debentureholder	$102,000
Accrued interest to April 23, 2007 on the Debentures	$2,107
Total value to be delivered to Debentureholder	$104,107
Number of Algonquin Series 2A Debentures delivered ($1,000 increments)	101
Net value of Algonquin Series 2A Debentures delivered, inclusive of interest accrued to the Effective Date (being 101 x $1,025.99)	$103,625
Difference between the total value to be delivered to Debentureholder and the net value of the Algonquin Series 2A Debentures delivered	$482

Algonquin Series 2A Debentures will not be delivered in increments of less than $1,000 principal amount, as described under Section 6 of the Offers to Purchase ‘‘Payment for Deposited Securities’’. Accordingly, the Depositing Debentureholder who deposited $100,000 of Debentures to the Debenture Offer would receive $101,000 principal amount of Algonquin Series 2A Debentures and $482 in cash, if the Effective Date is April 23, 2007.

2.	If the Depositing Debentureholder elects to receive Algonquin Series 1A Debentures:

Principal amount of Debentures tendered by Depositing Debentureholder	$100,000
Principal value of Algonquin Series 1A Debentures to be delivered to Debentureholder	$100,000
Accrued interest to April 23, 2007 on theDebentures	$2,107
Total value to be delivered to Debentureholder	$102,107
Number of Algonquin Series 1A Debentures delivered ($1,000 increments)	100
Net value of Algonquin Series 1A Debentures delivered, inclusive of interest accrued to the Effective Date (being 100 x $1,015.06)	$101,506
Difference between the total value to be delivered to Debentureholder and the net value of the Algonquin Series 1A Debentures delivered	$601

Algonquin Series 1A Debentures will not be delivered in increments of less than $1,000 principal amount, as described under Section 6 of the Offers to Purchase ‘‘Payment for Deposited Securities’’. Accordingly, the Depositing Debentureholder who deposited $100,000 of Debentures to the Debenture Offer would receive $100,000 principal amount of Algonquin Series 1A Debentures and $601 in cash, if the Effective Date is April 23, 2007.

As noted under Section 6 of the Offers to Purchase, it is anticipated that there will be only one cash settlement with respect to increments of Algonquin Debentures of less than $1,000 principal amount, such settltment being with CDS on behalf of all of the Depositing Debentureholders.

7.	Withdrawal of Deposited Securities

All deposits of Trust Units and Debentures pursuant to the relevant Offer are irrevocable, provided that any Trust Units and Debentures deposited in acceptance of the relevant Offer may be withdrawn by or on behalf of the depositing Unitholder or Debentureholder (unless otherwise required or permitted by applicable law):

(a)	at any time, where the Trust Units or Debentures, as the case may be, have not been taken up by the Offeror; and

(b)	at any time after three Business Days from the date the Offeror takes up such Trust Units and Debentures, if such Trust Units or Debentures, as the case may be, have not been paid for by the Offeror.

In addition, if:

(a)	there is a variation of the terms of the relevant Offer before the Expiry Time (including any extension of the period during which Trust Units and Debentures may be deposited hereunder or the modification of a term or condition of the relevant Offer, but excluding, unless otherwise required by applicable law, (i) a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than ten days after the notice of variation has been delivered) or (ii) a variation consisting solely of the waiver of a condition of the relevant Offer; or

(b)	on or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the relevant Offer, a change occurs in the information contained in the Offers to Purchase or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a holder of Trust Units or Debentures, as the case may be, to accept or reject the relevant Offer, unless such change is not within the control of the Offeror or of any affiliate of the Offeror (except, to the extent required by applicable law, where it is a change in a material fact relating to the Trust Units or Debentures), then any Trust Units or Debentures, as the case may be, deposited under the relevant Offer and not taken up and paid for by the Offeror at such time may be withdrawn by or on behalf of the depositing Unitholder or Debentureholder at the place of deposit at any time until the expiration of ten days after the date upon which the notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In order for any withdrawal to be made, notice of the withdrawal must be in writing and must be actually received by the Depositary before such Trust Units or Debentures, as the case may be, are taken up and paid for. Any such notice of withdrawal must be: (i) made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (ii) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Trust Units or Debentures to be withdrawn; and (iii) specify such person’s name, the number or principal amount of Trust Units or Debentures to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Trust Units or Debentures, as the case may be, to be withdrawn. The withdrawal will take effect upon receipt by the Depositary of the properly completed notice of withdrawal. None of the Depositary, the Offeror or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or will incur any liability for failure to give such notification.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror, in its sole discretion, and such determination shall be final and binding.

If the Offeror extends one or both of the Offers, is delayed in taking up or paying for Trust Units or Debentures or is unable to take up or pay for Trust Units or Debentures for any reason, then, without prejudice to the Offeror’s other rights, Trust Units and/or Debentures, as applicable, deposited under the relevant Offer may be retained by the Depositary on behalf of the Offeror and such Trust Units and/or Debentures, as applicable, may not be withdrawn, except to the extent that Depositing Unitholders or Depositing Debentureholders, as applicable, thereof are entitled to withdrawal rights as set forth in this Section 7 of the Offers to Purchase or pursuant to applicable law.

Withdrawals may not be rescinded and any Trust Units or Debentures withdrawn will be deemed not validly deposited for the purposes of the relevant Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following the procedures described in Section 3 of the Offers to Purchase, ‘‘Manner of Acceptance’’.

In addition to the foregoing rights of withdrawal, Unitholders and Debentureholders in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 22 of the Circular, ‘‘Statutory Rights’’.

8.	Return of Securities

Any deposited Trust Units and Debentures not taken up and paid for by the Offeror for any reason, and certificates which are submitted for more Trust Units or Debentures than are deposited, will be returned at the Offeror’s expense by either sending new certificates representing Trust Units and Debentures not purchased or returning the deposited certificates to CDS as soon as practicable following the Expiry Time or withdrawal or termination of the relevant Offer.

9.	Changes in Capitalization, Distributions and Liens

If, on or after February 26, 2007, CPIF should split, combine or otherwise change any of the Trust Units or Debentures, or otherwise change its capitalization, or shall disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion, make such adjustments as it considers appropriate to the purchase price and other terms of the relevant Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such split, combination or other change.

Trust Units and Debentures acquired pursuant to the relevant Offer shall be transferred by the Depositing Unitholders and Depositing Debentureholders and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, claims and equities but with all rights and benefits arising therefrom, including the right to any and all distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of the Trust Units and/or the Debentures on or after February 26, 2007 (or from January 1, 2007, in the case of accrued and unpaid interest on the Debentures) including, in the case of the Trust Units, without limitation, any discretionary or mandatory distributions of distributable cash (including any distributions of Income of the Fund and/or Net Realized Capital Gains, in each case, as defined in the CPIF Trust Unit Indenture), but specifically excluding distributions paid prior to the Effective Date in an amount not exceeding $0.058334 per Trust Unit per calendar month made pursuant to and in accordance with the terms and provisions of the CPIF Trust Unit Indenture and including, in the case of the Debentures, without limitation, any interest or other payments made pursuant to and in accordance with the terms and provisions of the CPIF Debenture Indenture (a ‘‘Payment’’). If, on or after February 26, 2007, CPIF should declare or pay any distribution including, without limitation, any Payment, except as expressly permitted above, or declare, make or pay any other distribution or payment on, except as expressly permitted above, or declare, allot, reserve or issue any securities, rights or other interests with respect to, any of the Trust Units or Debentures which is or are payable or distributable to Unitholders or Debentureholders, as the case may be, of record on a record date which is prior to the date of transfer into the name of the Offeror or its nominees or transferees on the registers maintained by or on behalf of CPIF of such Trust Units or Debentures following acceptance thereof for purchase pursuant to the relevant Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Unitholder or Debentureholder, as the case may be, for the account of the Offeror and shall be promptly remitted and transferred by the depositing Unitholder or Debentureholder, as the case may be, to the Offeror for the account of the Offeror accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution or right, and may withhold the entire consideration payable by the Offeror pursuant to the relevant Offer or deduct from the consideration payable by the Offeror pursuant to the relevant Offer the amount or value thereof, as determined by the Offeror in its sole discretion. A dividend, distribution or right and the arrangements in respect thereof, as described above, may have significant tax consequences, which are not discussed under Section 18 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations’’.

10.	Mail Service and Interruption of Postal Services

Notwithstanding the provisions of the Offers to Purchase, the Circular and the Letters of Transmittal, certificates representing Algonquin Units, Contingency Value Receipts and Algonquin Debentures in payment for Trust Units and Debentures, respectively, purchased pursuant to the relevant Offer (and cheques payable in respect of fractional interests for Algonquin Units and cheques payable for Algonquin Debentures less than $1,000 in principal amount, in each case, if applicable), certificates representing Trust Units and Debentures to be returned and any other relevant documents, will not be mailed if the Offeror determines in its sole discretion that delivery thereof by mail may be delayed. Persons entitled to receive a certificate representing Algonquin Units (and cheques payable in respect of fractional interests for Algonquin Units, if applicable), Contingency Value Receipts and Algonquin Debentures (and cheques payable for Algonquin Debentures less than $1,000 in principal amount, if applicable) and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificates representing Trust Units and Debentures were delivered until such time as the Offeror has determined that delivery by mail will no longer be delayed. The Offeror shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offers to Purchase, ‘‘Notice and Delivery’’. Notwithstanding Section 6 of the Offers to Purchase, ‘‘Payment for Deposited Securities’’, certificates representing Algonquin Units (and cheques payable in respect of fractional interests for Algonquin Units, if applicable), Contingency Value Receipts and

Algonquin Debentures (and cheques payable for Algonquin Debentures less than $1,000 in principal amount, if applicable) and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Unitholder or Debentureholder, as the case may be, at the appropriate office of the Depositary and the deposit of certificates representing Algonquin Units (and cheques payable in respect of fractional interests for Algonquin Units, if applicable), Contingency Value Receipts and Algonquin Debentures (and cheques payable for Algonquin Debentures less than $1,000 in principal amount, if applicable) for delivery to the Depositing Unitholders and Depositing Debentureholders in such circumstances shall constitute delivery to the persons entitled thereto and the Trust Units and Debentures shall be deemed to have been paid for immediately upon such deposit.

11.	Notice and Delivery

Without limiting any other lawful means of giving notice, any notice the Offeror or the Depositary may give or cause to be given under the relevant Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Trust Units and Debentures at their addresses as shown on the registers maintained by or on behalf of CPIF and will be deemed to have been received on the first day following the date of mailing which is not a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more holders of Trust Units or Debentures and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail or if there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which the Offeror may give or cause to be given under the Offers, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Trust Units and Debentures if it is given to the TSX for dissemination through its facilities and if a summary of the material facts relating thereto is published once in the National Edition of The Globe and Mail.

The Offers to Purchase and Circular will be mailed to registered Unitholders and Debentureholders or made in such other manner as is permitted by applicable securities regulatory authorities and will be furnished by the Offeror to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by or on behalf of CPIF in respect of the Trust Units and Debentures or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Trust Units and Debentures.

Wherever the relevant Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the relevant Letter of Transmittal. Wherever the relevant Offer calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at the particular office indicated in the relevant Letter of Transmittal.

12.	Acquisition of Securities not Deposited

If the Offeror takes up and pays for Trust Units validly deposited under the Trust Unit Offer and acquires not less than 90% of the issued and outstanding Trust Units (other than such Trust Units held at the date hereof by or on behalf of the Offeror) or 66% of the outstanding Trust Units, the Offeror intends, to the extent possible, to acquire, directly or indirectly, the remaining Trust Units pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable, and may seek to acquire, directly or indirectly, all of the remaining Debentures not deposited under the Debenture Offer by a Compulsory Acquisition or a Subsequent Acquisition Transaction. The Offeror will cause the Trust Units and Debentures acquired under the Offers to be voted in favour of any such Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted in any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, the Offeror will own sufficient Trust Units to effect such a Subsequent Acquisition Transaction in respect of the Trust Units. See Section 11 of the Circular, ‘‘Acquisition of Securities not Deposited’’.

13.	Purchases and Sales of Trust Units and Debentures

The Offeror reserves the right to, and may acquire (or cause an affiliate to acquire) Trust Units and Debentures by making purchases through the facilities of the TSX, subject to applicable law, at any time and from time to time prior to the Expiry Time. In no event will the Offeror make any such purchases of Trust Units or Debentures through the facilities of the TSX before the third Business Day following the date of the Offers. If the Offeror should acquire Trust Units by making purchases through the facilities of the TSX during the Offer Period, the Trust Units so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Trust Units and Debentures acquired by the Offeror through the facilities of the TSX during the Offer Period shall not exceed 5% of the outstanding Trust Units and Debentures as of the date of the Offers.

Although the Offeror has no present intention to sell Trust Units or Debentures taken up under the Offers, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Trust Units or Debentures taken up after the Expiry Date.

14.	Other Terms of the Offers

Each of the Offers and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the relevant Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therein.

No broker, dealer or other person has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror for purposes of either of the Offers. In any jurisdiction in which the relevant Offer is required to be made by a licensed broker or dealer, such Offer shall be made on behalf of the Offeror by brokers or dealers licensed under the laws of such jurisdiction.

The provisions of the Definitions, the Summary and the Circular accompanying the Offers to Purchase and the Letters of Transmittal delivered to CDS, including in each case the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offers.

The Offeror shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of both of the Offers, the Offers to Purchase, the Circular or the Letters of Transmittal, the validity of any acceptance of either of the Offers and any withdrawal of Trust Units or Debentures, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Trust Units or Debentures or notice of withdrawal of Trust Units or Debentures and the due completion and execution of the Letters of Transmittal. The Offeror reserves the right to waive any defect in acceptance with respect to any particular Trust Unit or Debenture or any particular Unitholder or Debentureholder. There shall be no obligation on the Offeror, the Depositary or any other person to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

Neither of the Offers is being made to, and deposits will not be accepted from or on behalf of, holders of Trust Units or Debentureholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the relevant Offer to Unitholders and/or Debentureholders in any such jurisdiction.

The accompanying Circular together with the Offers to Purchase constitute the take-over bid circular required under Canadian provincial securities legislation with respect to the Offers.

DATED at Oakville, Ontario this 16th day of March, 2007.

ALGONQUIN POWER TRUST, by its manager, ALGONQUIN POWER MANAGEMENT INC.

(signed)	Ian Robertson
Director

The accompanying Circular is incorporated into and form part of the Offers and should be read carefully before making a decision with respect to the relevant Offer.

CIRCULAR

The following information is supplied with respect to the accompanying Offers to Purchase dated March 16, 2007 by the Offeror to purchase all of the issued and outstanding Trust Units and Debentures.

The terms and provisions of the Offers to Purchase are incorporated into and form part of this Circular and Unitholders and Debentureholders should refer to the Offers to Purchase for details of the terms and conditions of the Offers, including details as to payment and withdrawal rights. Terms defined in the Offers to Purchase but not defined in this Circular have the same meaning herein as in the Offers to Purchase, unless the context otherwise requires.

The information concerning CPIF, its affiliates and facilities contained in the Offers to Purchase and this Circular has been provided by CPIF for inclusion herein or has been taken from or is based primarily upon publicly available documents and records of CPIF on file with Canadian securities regulatory authorities, the TSX and other public sources. Although the Offeror has no knowledge that would indicate that any statements relating to CPIF or its affiliates or facilities contained herein based on information provided by CPIF or contained in such documents and records are inaccurate or incomplete, neither the Offeror nor its trustee assumes any responsibility for the accuracy or completeness of such information nor for any failure by CPIF to disclose events which may have occurred or which may affect the significance or accuracy of such information, but which are unknown to the Offeror.

1.	The Offeror and Algonquin Power Income Fund

The Offeror is an unincorporated open-ended trust established under the laws of the Province of Ontario by a declaration of trust dated June 30, 2000. All of the outstanding units of the Offeror are held beneficially and of record by APIF.

The Offeror owns, directly and indirectly, interests in six hydroelectric generating facilities, three bio-mass fired generating facilities, two natural gas-fired cogeneration facilities, one energy from waste facility and one wind energy generating facility. The unit capital of the Offeror consists of 52,192,255 issued and outstanding trust units, all of which are held beneficially and of record by APIF.

As of the date hereof, APIF, the Offeror and their affiliates and associates do not own any Trust Units or Debentures.

APIF is an open-ended trust established under the laws of the Province of Ontario by the Algonquin Trust Declaration. The principal and head office of APIF is located at 2845 Bristol Circle, Oakville, Ontario L6H 7H7.

Since its formation in 1997, APIF has acquired equity interests, directly and indirectly, in 47 hydroelectric generating facilities located in Ontario (4), Québec (12), Newfoundland (1), Alberta (1), New York State (13), New Hampshire (13), Vermont (2) and New Jersey (1) representing aggregate installed generating capacity of approximately 143 MW and one wind energy generating facility located in Manitoba with installed capacity of approximately 99 MW. APIF holds equity interests in one energy-from-waste facility in Ontario with an installed generating capacity of 10 MW, 10 landfill gas-fired facilities in California, New Jersey, New Hampshire and Minnesota with total installed generating capacity of 34 MW and three natural gas-fired cogeneration facilities in each of Connecticut, New Jersey and California with an installed capacity of approximately 113 MW. In addition, APIF owns partnership, share and debt interests in three bio-mass fired generating facilities with combined installed capacity of approximately 70 MW located in Alberta, Québec and Nova Scotia. APIF holds minority term investments in two natural gas/wood waste-fired generating facilities with joint installed capacity of approximately 138 MW located in northern Ontario. In addition to its electricity generating assets, APIF owns 17 regulated water distribution / waste-water facilities in Arizona, Illinois, Missouri and Texas. The facilities are grouped into four business segments: hydroelectric segment, natural gas cogeneration segment, alternative fuel segment and infrastructure segment.

To the maximum extent possible, APIF makes cash distributions to APIF unitholders of amounts received from the revenues earned by the facilities in which it has an interest, after operating and administrative expenses, appropriate reserves and any cash redemptions of its units.

For information concerning risk factors relating to APIF, reference is made to the section entitled ‘‘Risk Factors’’ in the Algonquin Annual Information Form which is incorporated by reference into this Circular.

For additional information concerning APIF, refer to the documents incorporated by reference in Section 2 of this Circular, ‘‘Documents Incorporated by Reference – Documents relating to APIF incorporated by reference’’.

2.	Documents Incorporated by Reference

Documents Relating to APIF Incorporated by Reference

The following documents of APIF, filed with the provincial securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Algonquin Annual Information Form;

(b)	consolidated financial statements of APIF as at and for the years ended December 31, 2005 and 2004 together with the auditors’ report thereon;

(c)	management’s discussion and analysis of financial condition and results of operations of APIF as at and for the periods ended December 31, 2005 and 2004;

(d)	unaudited comparative consolidated financial statements of APIF contained in the third quarter report to unitholders of APIF for the nine months ended September 30, 2006 and 2005;

(e)	management’s discussion and analysis of financial condition and results of operations of APIF as at September 30, 2006 and for the nine months ended September 30, 2006 and 2005;

(f)	material change report dated and filed May 19, 2006 in respect of a take-over bid for AirSource Power Fund I LP;

(g)	material change report dated and filed July 4, 2006 in respect of the take-over bid for AirSource Power Fund I LP;

(h)	material change report dated and filed March 6, 2007 in respect of the announcements of the Offers and the Support Agreement;

(i)	management information circular dated March 23, 2006 prepared in connection with APIF’s annual meeting of unitholders held on April 27, 2006;

(j)	the Algonquin Series 1 Debentures Prospectus; and

(k)	the Algonquin Series 2 Debentures Prospectus.

All annual information forms, material change reports (excluding confidential material change reports), comparative interim financial statements, comparative financial statements and information circulars which are filed by APIF with a securities commission or similar authority in Canada after the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into this Circular.

Information has been incorporated by reference in the Offers to Purchase and this Circular from documents with securities commissions or similar authorities in Canada (the permanent information record in Québec). Copies of the documents relating to APIF incorporated herein by reference may be obtained on request without charge from the President, Algonquin Power Management Inc., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, telephone (905) 465-4500 and fax (905) 465-4540, and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record of APIF. A copy of the permanent information record of APIF may be obtained without charge from the President, Algonquin Power Management Inc. at the above mentioned address and telephone number and is also available electronically at www.sedar.com.

Documents Relating to CPIF Incorporated by Reference

The following documents of CPIF, filed with the provincial securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the annual information form of CPIF dated March 31, 2006;

(b)	consolidated financial statements of CPIF as at and for the years ended December 31, 2005 and 2004 together with the auditors’ report thereon; and

(c)	unaudited comparative consolidated financial statements of CPIF for the nine months ended September 30, 2006 and 2005.

Modification of Documents Incorporated by Reference

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of the Offers to Purchase and this Circular, to the extent that a statement contained herein or in a subsequently filed document that is also or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Offers to Purchase and this Circular.

3.	Recent Developments concerning APIF

As disclosed in the Algonquin Series 2 Debentures Prospectus, Algonquin (AirSource) Power LP, an affiliated entity of APIF, completed in the summer of 2006, a take-over bid and subsequent compulsory acquisition of all of the outstanding limited partnership units of AirSource Power Fund I LP. AirSource Power Fund I LP developed a 99 MW wind power project near St. Leon, Manitoba.

On November 14, 2006, APIF announced plans to retrofit its Sanger, California gas-fired cogeneration facility with a General Electric LM6000 turbine, estimated for completion during the fourth quarter of 2007. The retrofit is expected to result in improved fuel efficiency, increased facility output, improved ease of maintenance and an extension of the useful life of the facility. The projected cost of the retrofit program is approximately $26.7 million (U.S. $23 million), of which approximately $10.2 million (U.S. $8.8 million) was incurred in the fourth quarter of 2006. The layout of the Sanger facility allows for the installation of the LM6000 turbine concurrently with continued operation of the facility. This is expected to minimize revenue lost during the construction period.

On November 22, 2006, APIF completed a public offering of $60,000,000 principal amount of Series 2 Debentures pursuant to the Algonquin Series 2 Debentures Prospectus.

On February 13, 2007, Southern Sunrise Water Company Inc. and Northern Sunrise Water Company Inc., both indirect wholly-owned subsidiaries of APIF, completed the acquisition of the assets and regulatory licences related to the provision of utility service to approximately 1,500 water distribution customers located near the Town of Sierra Vista, Arizona. The aggregate cost for completing the acquisition of the assets related to such service and completing the regulatory hearings necessary to approve the transaction was approximately US$950,000.

On March 9, 2007, Standard & Poor’s announced that it was lowering the long-term corporate credit rating on APIF from ‘BBB+’ to ‘BBB’ and removed APIF from credit watch. Standard & Poor’s commented that increased financial and merchant risk was generally responsible for such downgrade decision.

4.	Price Range and Trading of Algonquin Units and Debentures of APIF; Description of Contingency Value Receipts

Algonquin Units and Algonquin Debentures

The Algonquin Units, Algonquin Series 2 Debentures and Algonquin Series 1 Debentures are listed and posted for trading on the TSX under the symbols ‘‘APF.UN’’, ‘‘APF.DB.A’’ and ‘‘APF.DB’’ respectively.

The Algonquin Series 2A Debentures contain identical terms to the Algonquin Series 2 Debentures and the Algonquin Series 1A Debentures contain identical terms to the Algonquin Series 1 Debentures. The terms of the Algonquin Series 2 Debentures are described in the Algonquin Series 2 Debentures Prospectus and the terms of the Algonquin Series 2 Debentures are described in the Algonquin Series 2 Debentures Prospectus, both of which prospectuses are incorporated herein by reference.

The following table sets forth the high and low sale prices (which are not necessarily the closing prices) and total trading volumes in the twelve-month period prior to the date hereof (or, in the case of the Algonquin Series 2 Debentures, since the date such debentures began trading on the TSX) for the Algonquin Units and Algonquin Debentures, as reported by sources the Offeror believes to be reliable:

Algonquin Units
Period	High Price ($/Algonquin Unit)	Low Price ($/Algonquin Unit)	Total Volume
2006
March	10.95	9.75	3,129,078
April	10.60	10.05	1,170,875
May	10.32	9.50	2,419,964
June	10.20	9.28	2,031,259
July	10.30	9.17	3,165,236
August	10.25	9.85	2,250,574
September	10.48	9.93	3,448,473
October	10.39	10.05	4,455,806
November	10.09	8.49	7,373,188
December	9.95	9.15	4,188,119
2007
January	9.90	8.75	4,962,163
February	9.25	8.82	3,845,924
March (to March 14)	9.08	8.28	2,700,712

Algonquin Series 2 Debentures
Period	High Price ($/$100 Principal Amount)	Low Price ($/$100 Principal Amount)	Total Volume (Units of $1,000 Principal Amount)
2006
November (from November 22)	99.50	95.00	48,150
December	102.00	98.00	81,190
2007
January	104.00	100.00	22,370
February	105.00	100.00	12,360
March (to March 14)	102.00	100.00	4,230

Algonquin Series 1 Debentures
Period	High Price ($/$100 Principal Amount)	Low Price ($/$100 Principal Amount)	Total Volume (Units of $100 Principal Amount)
2006
March	105.50	103.25	13,940
April	104.75	100.70	13,840
May	104.49	100.53	12,780
June	104.00	101.00	10,300
July	104.10	101.00	12,100
August	104.95	101.31	4,830
September	105.26	103.11	6,360
October	106.53	102.00	7,520
November	105.49	100.53	13,820
December	104.00	100.98	9,850
2007
January	105.49	102.00	16,800
February	107.50	103.00	7,730
March (to March 14)	104.74	102.00	2,720

On February 23, 2007, the last trading day before the announcement of the Offers, the (i) twenty-day volume weighted average price of the Algonquin Units was $9.12 per Algonquin Unit, (ii) closing price of the Algonquin Units was $9.11 per Algonquin Unit, (iii) closing price of the Algonquin Series 2 Debentures was $102.50 per $100 principal amount and (iv) closing price of the Algonquin Series 1 Debentures was $104.00 per $100 principal amount, in each case on the TSX.

Description of Contingency Value Receipts

The Offeror will deliver to Depositing Unitholders for each Trust Unit taken up by the Offeror under the Trust Unit Offer and other Unitholders for each Trust Unit acquired by the Offeror pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction within 120 days after the Effective Date (‘‘Tendering Unitholders’’), as partial consideration therefor, a Contingency Value Receipt entitling the holder thereof to receive payment in cash of up to $0.27 per Contingency Value Receipt. The terms of the Contingency Value Receipts are described in Schedule ‘‘B’’ to the Support Agreement, a copy of which has been filed on SEDAR and is accessible at www.sedar.com.

The Contingency Value Receipts represent the right to receive from APIF an amount equal to 80% of the balance (after deduction of all claims and costs) of both the US$7.593 million escrow account established by CPIF with the purchaser for claims made in connection with the sale of Gas Recovery Systems, LLC (‘‘GRS’’) plus the amount of any refunds which are paid to CPIF or its affiliates from Commonwealth Edison Co. and $3.436 million in the event the Erie Shores Wind Farm in which CPIF has an interest qualifies for an increase in WPPI payments of $2/MW-hour.

As set out in the Support Agreement, the Offeror and CPIF have agreed to the following with respect to the Contingency Value Receipts:

1.	If the Offeror takes up and pays for Trust Units under the Trust Unit Offer, the Offeror will arrange for APIF to contribute the following amounts (the ‘‘Contingency Funds’’) to an account for payment to the Tendering Unitholders in accordance with the terms set out below:

(a)	80% of the GRS Funds less the Net GRS Claims forthwith following the GRS Release Date; and

(b)	80% of the WPPI Funds forthwith following the WPPI Date.

2.	APIF and CPIF shall not be required to participate in the preparation of any submissions respecting obtaining increased WPPI incentive payments and shall not be required to assume any additional obligations or liabilities in respect of obtaining same nor consent to any amendments to the existing WPPI agreement (other than in respect of increasing the amount of incentive payments as contemplated above).

3.	An amount equal to any funds standing to the balance of the Contingency Funds shall be paid, pro-rata, to each beneficial Tendering Unitholder of record within 30 days of the occurrence of the GRS Release Date or the WPPI Date, respectively, after deduction of the reasonable costs incurred by APMI in administering the register of Tendering Unitholders provided that, if any claims have been made by the GRS Purchaser but not settled, a reserve can be maintained in respect of such claims until settled.

4.	Contingency Value Receipts will not be transferable (except upon death or pursuant to other operation of law or from a trust governed by an RRSP, RRIF, DPSP or RESP to an annuitant or beneficiary thereof).

5.	APMI will administer the register of holders of Contingency Value Receipts.

6.	APIF and CPIF shall not be required to fund any of the costs or expenses of obtaining any increase in the WPPI incentive payments; provided that if WPPI Funds are payable then APIF shall pay to such parties prosecuting same their reasonable costs and expenses incurred relating thereto out of such WPPI Funds.

For the purposes of the Contingency Value Receipts, the following terms have the following meanings:

‘‘GRS’’ means Gas Recovery Systems LLC;

‘‘GRS Funds’’ means the US $7.593 million escrow account established on September 15, 2006 by or on behalf of CPIF on the sale of GRS, plus the amount of any refunds from Commonwealth Edison Co. which are paid to CPIF or PEET U.S. Holdings Inc. (‘‘PEET’’), after deduction of all reasonable costs and expenses incurred by APIF, CPIF or PEET, as seller, in dealing with such escrow account and related matters after deducting any amounts paid by CPOT or PEET to the GRS Purchaser under the membership interest purchase agreement;

‘‘GRS Purchaser’’ means Fortistar Renewables Group LLC;

‘‘GRS Release Date’’ means the latest date that claims may be made by the GRS Purchaser against the escrow account;

‘‘Net GRS Claims’’ means the amount of any claims made by the GRS Purchaser, as purchaser under the membership interest purchase agreement, including, for greater certainty, any claims pursuant to indemnification obligations with respect to the lawsuit by Hingham Municipal Lighting Plant against GRS and others, after deduction of: (i) 20% of the GRS Funds following the GRS Release Date; and (ii) 20% of the WPPI Funds following the WPPI Date;

‘‘WPPI’’ means the Government of Canada’s Wind Power Production Incentive program and includes any similar or replacement program including the replacement program contemplated by the Discussion Paper on the ecoENERGY for Renewable Power Program dated January 2007;

‘‘WPPI Funds’’ means an amount equal to $3.436 million, representing the net present value (using a discount rate of 8%) of a $2/MW-hr increase for 10 years in WPPI with respect to CPIF’s Erie Shores Wind Farm, after deduction of all reasonable costs and expenses incurred by or on behalf of APIF, the Tendering Unitholders and CPIF in connection with obtaining such increase; provided that if the increase in incentives is less than $2/MW hour or will be paid for a period of less than 10 years, then the above amount will be reduced pro rata; and further provided that the WPPI Date has occurred within two years of the date Trust Units are first taken up and paid for under the Trust Unit Offer; and

‘‘WPPI Date’’ means the date of receipt by CPIF of the first cheque from NRCan respecting a to be agreed upon increase in the WPPI payments regarding the Erie Shores Wind Farm, which amount is paid by NRCan pursuant to an unconditional binding written agreement between CPIF and NRCan. It is understood that: (i) ‘‘NRCan’’ includes any federal department or agency that administers WPPI payments and (ii) ‘‘an unconditional written binding agreement’’ includes any legally binding obligation on NRCan to make the increased WPPI payments.

The Contingency Value Receipt will entitle the holder thereof, assuming the satisfaction of the items noted in paragraphs numbered 1 to 6 above, to a payment in cash of an amount up to approximately $0.27 per Contingency Value Receipt (based on an exchange rate, in the case of the funds placed in escrow in connection with the GRS sale, of Cdn$1.16 for each US$1.00).

5.	Cash Distributions by APIF

The following table summarizes the amount of cash distributions made by APIF since inception.

Quarterly distribution period ending	Cash distribution per Algonquin Unit
March 31, 1998	$0.1750
June 30, 1998	$0.2350
September 30, 1998	$0.2000
December 31, 1998	$0.2250
March 31, 1999	$0.2400
June 30, 1999	$0.2000
September 30, 1999	$0.2200
December 31, 1999	$0.2400
March 31, 2000	$0.2425
June 30, 2000	$0.2425
September 30, 2000	$0.2425
December 31, 2000	$0.2425
March 31, 2001	$0.2300
June 30, 2001	$0.2300
September 30, 2001	$0.2300
December 31, 2001	$0.2300
March 31, 2002	$0.2300
June 30, 2002	$0.2300
September 30, 2002	$0.2300

Monthly distribution period ending	Cash distribution per Algonquin Unit
October 31, 2002	$0.0766
November 30, 2002	$0.0766
December 31, 2002	$0.0766
January 31, 2003	$0.0766
February 28, 2003	$0.0766
March 31, 2003	$0.0766
April 30, 2003	$0.0766
May 31, 2003	$0.0766
June 30, 2003	$0.0766
July 31, 2003	$0.0766
August 31, 2003	$0.0766
September 30, 2003	$0.0766
October 31, 2003	$0.0766
November 30, 2003	$0.0766
December 31,2003	$0.0766
January 31, 2004	$0.0766

Monthly distribution period ending	Cash distribution per Algonquin Unit
February 29, 2004	$0.0766
March 31, 2004	$0.0766
April 30, 2004	$0.0766
May 31, 2004	$0.0766
June 30, 2004	$0.0766
July 31, 2004	$0.0766
August 31, 2004	$0.0766
September 30, 2004	$0.0766
October 31, 2004	$0.0766
November 30, 2004	$0.0766
December 31,2004	$0.0766
January 31, 2005	$0.0766
February 28, 2005	$0.0766
March 31, 2005	$0.0766
April 30, 2005	$0.0766
May 31, 2005	$0.0766
June 30, 2005	$0.0766
July 31, 2005	$0.0766
August 31, 2005	$0.0766
September 30, 2005	$0.0766
October 31, 2005	$0.0766
November 30, 2005	$0.0766
December 31,2005	$0.0766
January 31, 2006	$0.0766
February 28, 2006	$0.0766
March 31, 2006	$0.0766
April 30, 2006	$0.0766
May 31, 2006	$0.0766
June 30, 2006	$0.0766
July 31, 2006	$0.0766
August 31, 2006	$0.0766
September 30, 2006	$0.0766
October 31, 2006	$0.0766
November 30, 2006	$0.0766
December 31, 2006	$0.0766
January 31, 2007	$0.0766
February 28, 2007	$0.0766

6.	Selected Historical and Pro Forma Financial Information

Selected Historical Financial Information

The following table sets out selected historical financial information for APIF for the periods indicated. The historical consolidated financial information is extracted from, and should be read in conjunction with, the unaudited interim and audited consolidated financial statements of APIF incorporated by reference in this Circular and on file with the Canadian provincial securities regulators on SEDAR at www.sedar.com.

	Nine Months ended September 30, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	(thousands of dollars, except for per Algonquin Unit amounts)
	(unaudited)
Operating Revenue	147,677	179,324	160,523
Operating Expenses	83,393	106,691	94,640
Interest Expense	15,944	16,379	12,440
Income Tax Expense (Recovery)	(1,281)	2,604	2,285
Net Earnings	26,159	21,788	22,802
Net Earnings per Algonquin Unit	0.37	0.31	0.33
Total Assets	1,024,175	823,801	824,796
Total Long Term Debt	268,384	157,002	120,085
Distributions per Algonquin Unit	0.92	0.92	0.92

Selected Pro Forma Financial Information

The following table sets out certain unaudited pro-forma financial information and the proposed acquisition by APIF of all of the outstanding Trust Units and Debentures pursuant to the Offers assuming the proposed acquisition had occurred at the beginning of the financial periods presented or at the balance sheet dates presented. The selected unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of the APIF and the accompanying notes attached as Schedule ‘‘A’’ to the Offers to Purchase and Circular.

The unaudited pro forma consolidated financial statements are based on estimates and assumptions and may not be indicative of the financial position and results of operations that would have occurred if the transaction had been in effect on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. No attempt has been made to calculate or estimate the effect of potential synergies between APIF and CPIF. The actual financial position and results of operations of APIF for any period following the closing of the transactions contemplated by the Offers to Purchase and this Circular will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material.

The unaudited pro forma financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

	Nine months ended September 30, 2006	Year ended December 31, 2005
	(thousands of dollars, except per Algonquin Unit amounts)
	(unaudited)	(unaudited)
Operations Data
Revenue	171,111	205,800
Earnings before interest expense and taxes	44,814	48,538
Net earnings	21,029	22,192
Net earnings per Algonquin Unit	0.23	0.24
Balance Sheet Data
Total Assets	1,483,309
Working capital deficiency	(41,085)
Long term debt	409,954
Shareholder’ equity	657,859

7.	Clean Power Income Fund

General

CPIF is an unincorporated open-ended trust established on October 31, 2001 under the laws of the Province of Ontario pursuant to the CPIF Trust Unit Indenture. CPIF holds investments in 15 power generating facilities located in Quebec, Ontario, Alberta, British Columbia and four U.S. states with a total capacity of 303 MW. The head office and principal business office of CPIF is located at Suite 1600, 67 Yonge Street, Toronto, Ontario M5E 1J8. Reference is made to the annual information form of CPIF dated March 31, 2006, which is incorporated here by reference, for additional information concerning CPIF, its securities and power generating facilities.

Trust Units

An unlimited number of Trust Units may be issued pursuant to the CPIF Trust Unit Indenture. As at the date hereof, 35,368,597 Trust Units are issued and outstanding. Each Trust Unit is transferable and represents an equal undivided beneficial interest in any distribution from CPIF whether of net income, net realized capital gains or other amounts, and in any net assets of the CPIF in the event of termination or winding-up of the CPIF. The Trust Units are listed and posted for trading on the TSX. See Section 15 of this Circular, ‘‘Trading in Trust Units and Debentures to be Acquired’’, for certain price and trading information concerning the Trust Units.

Debentures

In June 2004, CPIF completed an offering of $55,000,000 principal amount of Debentures. The Debentures are unsecured, with a maturity date of December 31, 2010 (the ‘‘Maturity Date’’), and bear interest at an annual rate of 6.75 percent, payable semi-annually in arrears on June 30 and December 31 in each year. The Debentures are convertible at the Debentureholder’s option into fully paid Trust Units at any time prior to the earlier of their Maturity Date and the date fixed for redemption, at a conversion price of $10.20 per Trust Unit (the ‘‘Conversion Price’’). The Debentures are not redeemable on or prior to June 30, 2007. After June 30, 2007 and prior to July 1, 2009, the Debentures may be redeemed in whole or in part at CPIF’s option provided that the market price for the Trust Units is not less than 125 percent of the Conversion Price. On or after July 1, 2009 and prior to the Maturity Date, the Debentures may be redeemed, in whole or in part, at CPIF’s option, at a price equal to their principal amount plus accrued and unpaid interest. Subject to regulatory approval, CPIF may satisfy its obligation to repay the principal amount of the Debentures, in whole or in part, by delivering that number of Trust Units equal to the principal amount of the Debentures divided by 95 percent of the market price for the Trust Units at that time. Upon a change of control, Debentureholders have the right to require CPIF to purchase their Debentures at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The Debentures are listed and posted for trading on the TSX. See Section 15 of this Circular, ‘‘Trading in Trust Units and Debentures to be Acquired’’, for certain price and trading information concerning the Debentures.

CPIF Subsidiaries and Affiliated Entities

CPOT is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the CPOT Trust Indenture. CPOT is a limited purpose trust and its activities are restricted to the conduct of the business of, and the ownership, operation and lease of assets and property in connection with, the generation, transmission, distribution and purchase and sale of electricity, having investments and other direct or indirect rights in companies or other entities involved in the business of the generation, transmission, distribution, purchase and sale of electricity, and engaging in all activities ancillary or incidental thereto. CPOT is wholly owned by CPIF and is the direct or indirect holder of CPIF’s operating assets and investments.

Clean Power Limited Partnership (‘‘CPLP’’) is a limited partnership established under the laws of the Province of Ontario to carry on the business of generation, transmission, distribution and purchase and sale of electricity and other ancillary matters and, in connection with such business, to own, operate and lease assets and property, to make investments and hold other direct or indirect rights and to engage in all activities ancillary and incidental thereto. The general partner of CPLP is Clean Power Income Fund (Alberta) Inc., a wholly-owned subsidiary of CPOT. CPLP holds certain assets of CPIF.

Administration Agreement and Management Agreement

CPIF is administered pursuant to the Administration Agreement by the Existing Manager, which is wholly-owned by Canadian Environmental Energy Corporation (‘‘CEEC’’). Pursuant to the Management Agreement, the Existing Manager manages the business of CPOT, which is wholly owned by CPIF and is the direct or indirect holder of the CPIF’s operating assets and investments. CEEC is principally owned by a subsidiary of Probyn Eastman Ltd. and Sun Life Assurance Company of Canada. CPIF currently owns all of the issued and outstanding units of CPOT. Accordingly, CPIF, at the direction of the Unitholders, elects the independent trustees of CPOT.

Pursuant to the provisions of the Support Agreement, CPIF and CPOT agreed that the Management Agreement between Existing Manager and CPOT and the Administration Agreement between the Existing Manager and CPIF will be terminated upon the Effective Date in accordance with terms of the Letter Agreement.

Upon successful completion of the Trust Unit Offer, the Offeror intends to terminate the Management Agreement and Administration Agreement and cause CPIF and CPOT to engage APMI as the manager of CPIF. See Section 9 of this Circular, ‘‘Background to and Reasons for the Offer – Termination of Management Agreement’’.

Certain Reporting and Disclosure Requirements

CPIF is subject to the information and reporting requirements of the securities laws of all of the provinces of Canada and the rules of the TSX. In accordance therewith, CPIF is required to file reports, financial statements and other information with certain securities regulatory authorities in Canada and with the TSX relating to its business, financial condition and other matters. Information as of particular dates concerning CPOT’s trustees, their remuneration, options granted to them, the principal holders of securities and any material interests of such persons in transactions with CPIF and other matters is required to be disclosed in proxy statements distributed to Unitholders and filed with certain of such securities regulatory authorities and with the TSX and may be inspected at CPIF’s offices or through the facilities of such securities regulatory authorities and the TSX.

Pursuant to the provisions of the securities laws of various provinces of Canada, CPIF must send a circular to all Unitholders in connection with the Trust Unit Offer, which circular, together with other information, must disclose any material changes in the affairs of CPIF subsequent to the date of the most recent published financial statements of CPIF.

8.	Distribution Policy of CPIF

Prior to July 2003, CPIF had been making quarterly distributions of Distributable Cash Flow (as defined in the CPIF Trust Unit Indenture). The quarterly distribution for the quarter ended June 30, 2003 was made to Unitholders of record on June 30, 2003 and was paid to Unitholders on July 15, 2003. Commencing with the distribution for July 2003, CPIF has made monthly cash distributions, which distributions are being made to Unitholders of record on the last business day of each month and are being paid on the last business day of the following month.

The following table summarizes the amount of quarterly cash distributions made by CPIF since inception.

Quarterly distribution period ending	Cash distribution per Trust Unit
March 31, 2002 (from October 31, 2001)	$0.3494
June 30, 2002	$0.23125
September 30, 2002	$0.23125
December 31, 2002	$0.2375
March 31, 2003	$0.2375
June 30, 2003	$0.2375

Monthly distribution period ending	Cash distribution per Trust Unit
July 31, 2003	$0.07917
August 31, 2003	$0.07917
September 30, 2003	$0.07917
October 31, 2003	$0.07917
November 30, 2003	$0.07917
December 31, 2003	$0.07917
January 31, 2004	$0.07917
February 29, 2004	$0.07917
March 31, 2004	$0.07917
April 30, 2004	$0.07917
May 31, 2004	$0.07917
June 30, 2004	$0.07917
July 31, 2004	$0.07917
August 31, 2004	$0.07917
September 30, 2004	$0.07917
October 31, 2004	$0.07917
November 30, 2004	$0.05833
December 31, 2004	$0.05830
January 31, 2005	$0.058334
February 28, 2005	$0.058334
March 31, 2005	$0.058334
April 30, 2005	$0.058334
May 31, 2005	$0.058334
June 30, 2005	$0.058334
July 31, 2005	$0.058334
August 31, 2005	$0.058334
September 30, 2005	$0.058334
October 31, 2005	$0.058334
November 30, 2005	$0.058334
December 31, 2005	$0.058334
January 31, 2006	$0.058334
February 28, 2006	$0.058334
March 31, 2006	$0.058334
April 30, 2006	$0.058334
May 31, 2006	$0.058334
June 30, 2006	$0.058334
July 31, 2006	$0.058334
August 31, 2006	$0.058334
September 30, 2006	$0.058334

Monthly distribution period ending	Cash distribution per Trust Unit
October 31, 2006	$0.058334
November 30, 2006	$0.058334
December 31, 2006	$0.058334
January 31, 2007	$0.058334
February 28, 2007	$0.058334

9.	Background to and Reasons for the Offers

Background to the Offers

By way of a letter dated June 14, 2006, representatives of APIF were contacted by representatives of Scotia Capital Inc., in its capacity as financial advisor to CPOT, advising that a strategic evaluation process had been commenced by a special committee of the Board of Trustees of CPOT which was to seek offers for the balance of the assets owned by CPIF or the Trust Units following the sale of certain landfill gas generating assets. On June 27, 2006, APMI, on behalf of APIF, executed a draft confidentiality agreement which was provided by the Financial Advisor together with its letter of June 14, 2006.

On June 29, 2006, the Financial Advisor advised that information relating to the historic financial performance, contractual status and physical condition of the electrical generating facilities owned directly and indirectly by CPOT was expected to be made available during the week of July 3, 2006 to parties who had executed a confidentiality agreement. On July 14, 2006, APIF was provided such information together with a proforma financial forecast model. By way of a letter dated July 14, 2006, the Financial Advisor advised that non-binding expressions of interest were being sought by August 9, 2006 and provided details regarding the desired form of such expressions of interest.

As requested, APMI submitted an indicative expression of interest on August 9, 2006. The submitted expression of interest contemplated an acquisition, by way of take-over bid, of all issued and outstanding Trust Units.

APMI was contacted by representatives of the Financial Advisor shortly following submission of the August 9, 2006 expression of interest to advise that the level of consideration set out in the indicative valuation submitted by APMI would not qualify APMI to participate in the next round of evaluations. APMI revised its internal valuation model and submitted on August 14, 2006 a revised expression of interest. The Financial Advisor contacted APMI by way of a letter dated August 21, 2006 in which APIF was invited to participate in the second round of the evaluation process. The process letter advised that access to an electronic data room would be provided promptly and that site visits to CPIF’s electrical generating facilities would be scheduled shortly.

On October 11, 2006, representatives of APMI attended at a presentation made by management of CPIF to provide additional background and information on the status of the CPIF generating facilities. During October 2006, representatives of APMI attended at site visits of all material generating facilities owned by CPIF to conduct physical due diligence investigations.

On November 21, 2006, the Financial Advisor advised APMI that final submissions in respect of CPIF would be due on December 5, 2006. On such date, APMI submitted a second round letter proposing an acquisition of all issued and outstanding Trust Units by way of takeover bid with consideration being paid in the form of issuance of Algonquin Units. Following such submissions, APMI was contacted by the Financial Advisor to seek clarification in respect of a number of issues relating to working capital and other valuation metrics set out in APMI’s final submission. During December 2006 and January 2007, APMI and the Financial Advisor continued discussions regarding the terms of a proposed support agreement and the quantum and form of consideration to be offered to Unitholders, including holding specific meetings on December 28, 2006 and January 2, 2007.

On February 5, 2007, APMI provided the Financial Advisor with proposed terms of the support agreement and revised consideration per Trust Unit of 0.6152 Algonquin Units and one Contingency Value Receipt premised on release on certain escrow funds and obtaining increased consideration for electricity sales at CPIF’s Erie Shores Wind Farm.

On February 25, 2007, representatives of APMI met with the Board of Trustees of CPOT together with the Financial Advisor to conduct a mutual due diligence question and answer session. Following such session, the Support Agreement was executed. On February 26, 2007, APIF announced the execution of the Support Agreement pursuant to which APIF agreed to cause the Offeror to make the Trust Unit Offer, as set forth therein. On February 26, 2007, APIF also announced that it intended to cause the Offeror to make the Debenture Offer.

Termination of Management Agreement

Pursuant to the provisions of the Letter Agreement, CPIF has the right to terminate the Management Agreement and Administration Agreement upon payment of $3,425,000 to the Existing Manager. The Letter Agreement also contains certain representations, warranties and covenants on the part of the Existing Manager in favour of CPIF and CPOT.

Upon successful completion of the Trust Unit Offer and termination of the Management Agreement and Administration Agreement, the Offeror intends to cause APMI to manage CPIF.

Purpose of the Offers and Plans for CPIF

The purpose of the Trust Unit Offer is to enable the Offeror to acquire beneficial ownership of all Trust Units. The effect of the Trust Unit Offer is to give to all Unitholders the opportunity to receive 0.6152 Algonquin Units and one Contingency Value Receipt for each Trust Unit held.

If the Offeror takes up and pays for Trust Units under the Trust Unit Offer and Debentures validly deposited under the Debenture Offer, the Offeror intends to acquire the remaining Trust Units not deposited under the Trust Unit Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction and may seek to acquire the remaining Debentures in a Compulsory Acquisition or a Subsequent Acquisition Transaction, as discussed in Section 11 of this Circular ‘‘Acquisition of Securities not Deposited’’.

Subsequent to completion of the Trust Unit Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Trust Units may not meet the continued listing requirements of the TSX and may, consequently, be delisted from the TSX. If there are fewer than 15 securityholders in each of the jurisdictions in Canada and fewer than 51 securityholders in total in Canada, if permitted by applicable law, the Offeror may consider causing CPIF to cease to be a reporting issuer under Canadian securities laws.

The purchase of Trust Units by the Offeror pursuant to the Trust Unit Offer will reduce the number of such Trust Units that might otherwise trade publicly, as well as the number of holders of Trust Units and, depending on the number of Unitholders depositing and the number of Trust Units purchased under the Trust Unit Offer, could adversely affect the liquidity and market value of the remaining Trust Units held by the public. After the purchase of Trust Units under the Trust Unit Offer, CPIF may cease to be subject to the public reporting and proxy solicitation requirements of the securities laws of certain provinces of Canada.

Upon successful completion of the Trust Unit Offer, the Offeror intends to terminate the Management Agreement and Administration Agreement and engage APMI to act as the manager of CPIF. See Section 9 of the Circular, ‘‘Background to and Reasons for the Offer – Termination of Management Agreement’’.

Support Agreement

The Trust Unit Offer

The Offeror, APIF, CPIF and CPOT entered into the Support Agreement pursuant to which, among other things, the Offeror has agreed to make the Trust Unit Offer. The Debenture Offer is not being made pursuant to the Support Agreement.

CPOT confirmed to the Offeror that the Board of Trustees has endorsed CPOT and CPIF’s entering into of the Support Agreement. Subject to receiving a fairness opinion from its financial advisors that the consideration pursuant to the Trust Unit Offer is fair, from a financial point of view, to Unitholders (other than the Offeror and APIF), the Board of Trustees will recommend acceptance of the Trust Unit Offer by the Unitholders. The Board of Trustees has now received such a fairness opinion from the Financial Advisor.

The conditions contained in the Support Agreement to the Offeror completing the Trust Unit Offers to Purchase are described in Section 4 of the Offers to Purchase, ‘‘Conditions to the Offers – Trust Unit Offer’’.

CPIF and CPOT have agreed that, except as expressly permitted in the Support Agreement, they will not intentionally take any action of any kind which may materially reduce the likelihood of the success of or interfere with or delay the take-up of and payment for Trust Units deposited under the Trust Unit Offer or the completion of the Trust Unit Offer. Notwithstanding the foregoing, CPIF retains the ability to solicit, initiate, facilitate, encourage or entertain (including by way of furnishing non-public information or entering into any form of agreement, arrangement or understanding) enquiries or proposals with third parties which may lead to a competing offer or proposal (a ‘‘Competing Transaction’’) and shall be entitled to discuss and negotiate a potential Competing Transaction with such third party, provided that, among other things, such third party enters into a confidentiality agreement containing such terms and conditions as are standard and customary in transactions of the same nature as the Competing Transaction.

Subject to the Offeror failing to exercise its right to amend the Trust Unit Offer in response to a bona fide Competing Transaction, nothing prevents the Board of Trustees from withdrawing, modifying or changing any recommendation regarding the Trust Unit Offer and from supporting a Competing Transaction in response to a bona fide Competing Transaction which the Board of Trustees (i) with the advice of the Financial Advisor, reasonably believes is superior to the Trust Unit Offer, taking into account, without limitation, the consideration being offered, the risk of consummation and the conditions contained for the benefit of the offeror of the Competing Transaction and (ii) is prepared to recommend to the Unitholders.

Until the expiry of the Trust Unit Offer, CPIF will inform the Offeror forthwith upon the Board of Trustees concluding that there is a Competing Transaction that it is prepared to accept. However, the Board of Trustees may not withdraw its recommendation to support the Trust Unit Offer unless (i) it has provided the Offeror with notice in writing that there is a Competing Transaction and (ii) the Offeror, within two business days after receipt of the notice contemplated above, does not publicly announce an intention to amend the terms of the Trust Unit Offer and the Offeror does not amend the Trust Unit Offer promptly thereafter so that the Board of Trustees, with the advice of the Financial Advisor, reasonably believes the amended Trust Unit Offer is at least equal to the Competing Transaction.

Pursuant to the Support Agreement, if the Offeror takes up and pays for Trust Units pursuant to the Trust Unit Offer, the Offeror will use commercially reasonable efforts to acquire the balance of the Trust Units that are not so tendered as soon as practicable after completion of the Trust Unit Offer using the compulsory acquisition provisions under the CPIF Trust Unit Indenture, if permitted to do so thereunder, and if the Offeror determines that it is unable to use such compulsory acquisition provisions, to propose some other reorganization or combination of CPIF with the Offeror or a subsidiary or related entity of the Offeror for a consideration per Trust Unit of not less than the price per Trust Unit offered pursuant to the Trust Unit Offer, if possible to do so under and subject to compliance with, all applicable laws, rules and regulations.

Pursuant to the Support Agreement, if the Offeror takes up and pays for Trust Units under the Trust Unit Offer and the ‘‘Change of Control’’ provisions under the CPIF Debenture Indenture apply, APIF agrees to provide CPIF with sufficient funds to enable CPIF to purchase all Debentures put to CPIF which are payable in cash in accordance with the terms of the CPIF Debenture Indenture.

Pursuant to the Support Agreement, APIF agrees that it will be jointly and severally liable with the Offeror in respect of the due and timely performance by the Offeror of its obligations thereunder. For greater certainty, APIF acknowledges that it is primarily responsible for the performance of the obligations of the Offeror under the Support Agreement and that APIF is legally bound by the terms of the Support Agreement in respect of its relationship with the Offeror and notwithstanding whether the Offeror, for whatever reason, is not able to fulfil its obligations under the Support Agreement. APIF also agrees to provide the Offeror with the number of Algonquin Units necessary to complete the Trust Unit Offer.

Cost Reimbursement and Fee Payable by CPIF

Pursuant to the Support Agreement, the following payments will be paid by CPIF in the following circumstances:

(a)	If (i) except as permitted under the Support Agreement, the Board of Trustees withdraws or otherwise changes its recommendation to support the Trust Unit Offer, provided that such withdrawal or change is not caused by the Offeror’s failure to perform, in any material respect, its obligations under the Support Agreement, or (ii) CPIF or CPOT breaches the Support Agreement in any material respect or any of the representations and warranties of CPIF and/or CPOT set out in the Support Agreement were untrue or incorrect at the date of the Support Agreement or become untrue or incorrect prior to the date on which the Offeror takes up and pays for Trust Units under the Trust Unit Offer or (iii) a majority of the Unitholders do not accept the Trust Unit Offer or (iv) a Competing Transaction is completed on or before August 25, 2007, then, in recognition of the efforts of the Offeror, CPIF agrees to reimburse the Offeror in an amount equal to the actual out-of-pocket costs and expenses incurred by the Offeror, APMI and/or their affiliated entities in connection with making the Trust Unit Offer up to $850,000 (the ‘‘Cost Reimbursement’’) and, in the event paragraphs (i), (ii) or (iv) above are applicable, also pay the Offeror a fee equal to $1,750,000 (the ‘‘Fee’’).

(b)	The Cost Reimbursement will be paid within 10 business days after the condition leading to the reimbursement obligation comes into effect. The Fee will be paid upon the date which is (i) the earlier of July 31, 2007 and, in the event paragraphs (a)(i) or (ii) above are applicable, 10 business days after the condition leading to the obligation for payment came into effect or (ii) in the case of a Competing Transaction, the date of completion of such Competing Transaction.

Termination of Support Agreement

The Support Agreement may be terminated by either the Offeror or CPIF in certain circumstances, including:

(a)	by mutual written consent of the Offeror and CPIF;

(b)	by CPIF, subject to the provisions of the Support Agreement, if the Trust Unit Offer does not substantially conform or is modified in a manner not to conform with the description thereof in the Support Agreement;

(c)	by CPIF, if Trust Units validly deposited under the Trust Unit Offer and not withdrawn have not, for any reason whatsoever, been taken up and paid for on or before the expiry of ten days after the expiry of the Trust Unit Offer;

(d)	by either the Offeror or CPIF, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Support Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Support Agreement shall have, upon becoming aware of such order, decree, ruling or action, used all commercially reasonable efforts to remove such order, decree or ruling or cease such action;

(e)	by CPIF, if any of the representations and warranties of the Offeror and/or APIF set out in the Support Agreement are not true in all material respects as at the date of the Support Agreement;

(f)	by CPIF, if the Cost Reimbursement and Fee (as defined in the Support Agreement) shall have been paid by CPIF to the Offeror in accordance with the terms of the Support Agreement;

(g)	by CPIF, if the Offeror has been notified by CPIF of a Competing Transaction (as defined in the Support Agreement) in accordance with the terms of the Support Agreement and the Offeror does not amend the Trust Unit Offer as described and within the time periods specified in the Support Agreement;

(h)	by CPIF, if the Trust Units have not been taken up and paid for under the Trust Unit Offer on or before 5:00 p.m. (Toronto time) on May 14, 2007;

(i)	by either the Offeror or CPIF, if the other party breaches the Support Agreement in any material respect;

(j)	by the Offeror, if any of the representations and warranties of the CPIF and/or CPOT set out in the Support Agreement are not true in all material respects as at the date of the Support Agreement;

(k)	by the Offeror, if circumstances entitling the Offeror to payment of the Cost Reimbursement or the Fee are in effect; or

(l)	by the Offeror, if any of the conditions contained in Schedule A to the Support Agreement or in the Trust Unit Offer are not satisfied prior to the date specified therein or herein.

10.	Source of Funds

Prior to the Effective Date, the Offeror will (i) subscribe for up to 22,036,757 Algonquin Units, being the maximum number of Algonquin Units which may be deliverable to Unitholders under the Trust Unit Offer if all of the outstanding Trust Units are tendered to the Trust Unit Offer by the Expiry Time and not withdrawn, and (ii) subscribe for up to $56,100,000 principal amount of Algonquin Series 2A Debentures and up to $55,000,000 principal amount of Algonquin Series 1A Debentures, being the maximum principal amount of Algonquin Debentures which may be deliverable to Debentureholders under the Debenture Offer if all of the outstanding Debentures are tendered to the Debenture Offer by the Expiry Time and not withdrawn. The Offeror will pay for such Algonquin Units and Algonquin Debentures in cash equal to the fair market value thereof and APIF has agreed to subscribe for units of the Offeror or lend funds to the Offeror in an amount equal to such subscription price.

11.	Acquisition of Securities not Deposited

General

The purpose of the Offers are to enable the Offeror to acquire all outstanding Trust Units and Debentures. If the Offeror takes up and pays for Trust Units under the Trust Unit Offer and Debentures validly deposited under the Debenture Offer, the Offeror intends to acquire the remaining Trust Units not deposited under the Trust Unit Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction and may seek to acquire the remaining Debentures in a Compulsory Acquisition or a Subsequent Acquisition Transaction, as discussed below.

Trust Units

In order to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction with respect to the Trust Units, the Offeror intends that the CPIF Trust Unit Indenture be amended as described below under ‘‘Trust Unit Special Resolutions’’. The CPIF Trust Unit Indenture permits such amendments (and the Trust Unit Special Resolutions) to be approved in writing by Unitholders holding more than 66% of the outstanding Trust Units. The execution of the Letter of Transmittal for the Trust Unit Offer by CDS on behalf of Depositing Unitholders irrevocably approves the Trust Unit

Special Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror to pass the Trust Unit Special Resolutions on behalf of the Depositing Unitholders and take such other steps to implement the Trust Unit Special Resolutions as are described below under ‘‘Trust Unit Special Resolutions’’. Accordingly, by tendering to the Trust Unit Offer, Depositing Unitholders will be, among other things, approving and authorizing the Trust Unit Special Resolutions to be implemented and the amendments to the CPIF Trust Unit Indenture to proceed to permit the Offeror to acquire all of the Trust Units not tendered under the Trust Unit Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.

Compulsory Acquisition of Trust Units

If, within 120 days after the date the Trust Unit Offer was made, the Trust Unit Offer is accepted by holders of not less than 90% of the outstanding Trust Units (other than Trust Units owned by or on behalf of the Offeror) and the Trust Units issuable on the exchange, conversion or exercise of Exhangeable Securities, taken together, the Offeror is entitled, on complying with Section 3.26 of the CPIF Trust Unit Indenture, to acquire the remainder of the Trust Units (including those issuable on the conversion or exercise of Exhangeable Securities) on the same terms as such Trust Units were acquired under the Trust Unit Offer. ‘‘Exchangeable Securities’’, as defined in the CPIF Trust Unit Indenture, means a unit, share or other security convertible into or exchangeable for Trust Unit(s) without payment of additional consideration therefor, whether or not issued by CPIF.

To exercise such right with respect to the Trust Units, the Offeror must send a notice (the ‘‘Offeror’s Notice’’) by registered mail to each Unitholder who did not accept the Trust Unit Offer (including any subsequent holder of Trust Units or Exchangeable Securities who acquires them from the Unitholder who did not accept the Trust Unit Offer) (the ‘‘Dissenting Offeree’’) within 60 days after the Expiry Date and in any event within 180 days after the date of the Trust Unit Offer stating that (i) Unitholders holding more than 90% of the Trust Units and the Trust Units issuable on the exchange, conversion or exercise of Exhangeable Securities, taken together, have accepted the Trust Unit Offer, (ii) the Offeror has taken up and paid for the Trust Units and the Trust Units underlying the Exchangeable Securities of Unitholders who accepted the Trust Unit Offer, (iii) Dissenting Offerees must transfer their Trust Units (and Trust Units issuable pursuant to outstanding Exchangeable Securities) to the Offeror on the terms on which the Offeror acquired the Trust Units of Unitholders who accepted the Trust Unit Offer; and (iv) Dissenting Offerees who do not transfer their Trust Units (or Trust Units issuable pursuant to outstanding Exchangeable Securities) within 20 days after receiving the Offeror’s Notice will be deemed to have elected to transfer their Trust Units (or to have converted their Exchangeable Securities and transferred the Trust Units issued thereby) to the Offeror on the terms on which the Offeror acquired the Trust Units of Unitholders who accepted the Trust Unit Offer. Concurrently with sending the Offeror’s Notice, the Offeror must send a notice of adverse claim to CPIF disclosing the name and address of the Offeror and the names of the Dissenting Offerees. Within 20 days after receiving the Offeror’s Notice, Dissenting Offerees must send, or cause to be sent, to CPIF, their respective Trust Units and/or Trust Units issuable pursuant to outstanding Exchangeable Securities. Within 20 days after the Offeror sends an Offeror’s Notice, the Offeror must pay or transfer to CPIF the consideration that the Offeror would have had to pay or transfer to the Dissenting Offeree if it had elected to accept the Trust Unit Offer, to be held in trust for the Dissenting Offeree. CPIF is deemed to hold on behalf of the Dissenting Offeree, the money or other consideration it receives and CPIF shall deposit the consideration in a separate account in a bank or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation (or any successor thereof).

The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of the CPIF Trust Unit Indenture. Reference should be made to Section 3.26 of the CPIF Trust Unit Indenture for a complete description of the provisions regarding Compulsory Acquisitions of Trust Units. The provisions of Section 3.26 of the CPIF Trust Unit Indenture are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Unitholders should refer to Section 3.26 of the CPIF Trust Unit Indenture for the full text of the relevant provisions and those who wish to be better informed about these provisions should consult their legal advisors.

The Offeror currently intends to amend the provisions of Section 3.26 of the CPIF Trust Unit Indenture, to provide that Trust Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror’s Notice and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if they had tendered those Trust Units to the Trust Unit Offer. If the Offeror elects to proceed by way of Compulsory Acquisition of Trust Units, it is the current intention of the Offeror to provide the Offeror’s Notice immediately following the take-up and payment of Trust Units deposited under the Trust Offer with the result that the Offeror would acquire 100% of the Trust Units at that time. See ‘‘Trust Unit Special Resolutions’’ below.

See Section 18 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations’’, for a discussion of the tax consequences to Unitholders in the event of a Compulsory Acquisition of Trust Units.

Subsequent Acquisition Transaction for the Trust Units

If the Compulsory Acquisition described above is not available to the Offeror or if the Offeror elects not to proceed under those provisions, the Offeror currently intends to amend Section 3.26 of the CPIF Trust Unit Indenture to provide for a Subsequent Acquisition Transaction for the Trust Units, which may be effected immediately if the Offeror and its affiliates, after take-up and payment of Trust Units deposited under the Trust Unit Offer, hold more than 66% of the Trust Units then outstanding. Following that amendment to the CPIF Trust Unit Indenture, it is the current intention of the Offeror to avail itself of a Subsequent Acquisition Transaction to acquire the Trust Units not tendered to the Trust Unit Offer. If the Offeror elects to proceed with a Subsequent Acquisition Transaction for the Trust Units, the consideration payable to acquire the remainder of the Trust Units would be the same consideration per Trust Unit payable by the Offeror under the Trust Unit Offer. If the Offeror elects to proceed by way of a Subsequent Acquisition Transaction for the Trust Units, it is the current intention of the Offeror to provide the Offeror’s Notice immediately following the take-up and payment of Trust Units deposited under the Trust Unit Offer with the result that the Offeror would acquire 100% of the Trust Units at that time.

See Section 18 of thr Circular, ‘‘Certain Canadian Federal Income Tax Considerations’’ for a discussion of the tax consequences to a Unitholder in the event of certain Subsequent Acquisition Transactions.

Other Alternatives

If the Offeror is unable to effect, or determines not to proceed with, a Compulsory Acquisition or a Subsequent Acquisition Transaction for the Trust Units, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Trust Units in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from CPIF. Any additional purchases of Trust Units could be at a price greater than, equal to or less than the price to be paid for Trust Units under the Trust Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Trust Units acquired pursuant to the Trust Unit Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Trust Units under the Trust Unit Offer.

Unitholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction for the Trust Units.

Trust Unit Special Resolutions

The Offeror currently intends to effect the amendments to Section 3.26 of the CPIF Trust Unit Indenture as described above by resolution in writing signed by Unitholders holding more than 66% of the outstanding Trust Units rather than seeking Unitholders’ approval at a special meeting to be called for that purpose. The Offeror may use the power of attorney granted to the Offeror in the Letter of Transmittal for the Trust Unit Offer to pass the resolution in writing to effect the amendment before the Offeror takes up Trust Units tendered to the Trust Unit Offer. Alternatively, the Offeror may sign the written resolution to amend Section 3.26 of the CPIF Trust Unit Indenture after taking up the Trust Units tendered to the Trust Unit Offer.

The execution of the Letter of Transmittal for the Trust Unit Offer irrevocably approves, and irrevocably constitutes, appoints and authorizes any director or officer of APMI or the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Unitholders, with respect to Trust Units deposited under the Trust Unit Offer and not at such time validly withdrawn, effective from and after the Expiry Time, with full power of substitution, in the name of and on behalf of CDS, on behalf of the Depositing Unitholders (that power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Unitholders under, pursuant to and in accordance with the provisions of the CPIF Trust Unit Indenture:

(a)	amending Section 3.26 of the CPIF Trust Unit Indenture to provide that a Compulsory Acquisition of Trust Units may be effected if the Offeror and its affiliates, after take-up and payment of Trust Units deposited under the Trust Unit Offer, hold more than 66% of the Trust Units outstanding; provided that notwithstanding that this resolution has been passed by the Unitholders, the Offeror is authorized without further notice to or approval of the Unitholders not to proceed with the Compulsory Acquisition if for whatever reason the Offeror determines it appropriate not to so proceed;

(b)	amending Section 3.26 of the CPIF Trust Unit Indenture to provide that Trust Units held by Dissenting Offerees will be deemed to have been transferred to the Offeror immediately on the giving of the Offeror’s Notice in respect of a Compulsory Acquisition of Trust Units or a Subsequent Acquisition Transaction for the Trust Units and that those Dissenting Offerees will cease to have any rights as Unitholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Offerees if the Dissenting Offerees had tendered those Trust Units to the Trust Unit Offer;

(c)	approving any such Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the CPIF Trust Unit Indenture as amended in accordance with the foregoing;

(d)	amending the CPIF Trust Unit Indenture to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Trust Units taken up under the Trust Unit Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the CPIF Trust Unit Indenture in connection therewith;

(e)	directing the Board of Trustees of CPOT, the trustee of CPIF and all trustees, directors and officers of subsidiary entities of CPIF to cooperate in all respects with the Offeror regarding the foregoing including in completing any such Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

(f)	authorizing any trustee of the Offeror or any director or officer of the manager of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of CPIF or otherwise, as may be necessary or desirable to give effect to these special resolutions.

(collectively, the ‘‘Trust Unit Special Resolutions’’).

If for any reason the approvals or authorizations provided to the Offeror in the Letter of Transmittal for the Trust Units are ineffective, in whole or in part, then in order to effect a

Subsequent Acquisition Transaction for the Trust Units, the Offeror would expect to seek Unitholder approval of the Trust Unit Special Resolutions at a special meeting of the Unitholders to be called for such purpose or in writing as permitted by the CPIF Trust Unit Indenture and applicable securities laws. In those circumstances, the approval of more than 66% of the votes cast by holders of the outstanding Trust Units and the approval of a majority of the votes cast by ‘‘minority’’ holders of Trust Units (including Trust Units tendered into the Trust Unit Offer by ‘‘minority’’ holders of Trust Units) would be required at a meeting duly called and held for the purpose of approving such Subsequent Acquisition Transaction, or the written approval of the holders of more than 66% of the Trust Units and the written approval of the holders of a majority of the Trust Units held by ‘‘minority’’ holders of Trust Units (including Trust Units tendered into the Trust Unit Offer by ‘‘minority’’ holders of Trust Units) of those Trust Unit Special Resolutions would be required. The Offeror would cause Trust Units acquired under the Trust Unit Offer to be voted in favour of the Trust Unit Special Resolutions and such Subsequent Acquisition Transaction. With respect to applicable securities laws and votes by ‘‘minority’’ holders of Trust Units, see the discussion below under the heading ‘‘Rule 61-501, Policy Q-27 and Regulations’’.

Rule 61-501, Policy Q-27 and Regulations

Each type of Subsequent Acquisition Transaction for Trust Units described above is governed by certain applicable Canadian corporate and securities laws (collectively, the ‘‘Regulations’’), including Policy Q-27 and Rule 61-501, and would be a ‘‘going private transaction’’ within the meaning of Policy Q-27 and a ‘‘business combination’’ within the meaning of Rule 61-501 (collectively, hereinafter referred to as ‘‘going private transactions’’). In certain circumstances, the provisions of Policy Q-27 and Rule 61-501 may also deem certain types of Subsequent Acquisition Transactions for Trust Units to be ‘‘related party transactions’’. However, if the Subsequent Acquisition Transaction for Trust Units is a ‘‘going private transaction’’ carried out in accordance with Policy Q-27 or an exemption therefrom and Rule 61-501 or an exemption therefrom, the ‘‘related party transaction’’ provisions of Policy Q-27 and Rule 61-501 would not apply to such transaction. The Offeror intends to carry out any such going private transaction in accordance with Policy Q-27 and Rule 61-501 or exemptions therefrom such that the related party transaction provisions of Policy Q-27 and Rule 61-501 will not apply to the going private transaction.

The Regulations provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Policy Q-27 and Rule 61-501 from the AMF and OSC, respectively, exempting the Offeror or CPIF or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under Policy Q-27 and Rule 61-501 for certain going private transactions completed within 120 days after the expiry of a formal take-over bid where the consideration under such transaction is at least equal in value and is in the same form as that paid in the take-over bid, provided certain disclosure is given in the take-over bid disclosure documents. The Offeror expects that these exemptions will be available.

Policy Q-27 and Rule 61-501 require that, in addition to any other required shareholder (or unitholder) approval, in order to complete a going private transaction, the approval of a majority of the votes cast by ‘‘minority’’ holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by the AMF and the OSC. In relation to any Subsequent Acquisition Transaction for the Trust Units, the ‘‘minority’’ holders will be, subject to any available exemption or discretionary relief granted by the AMF and the OSC as required, all Unitholders other than the Offeror, any ‘‘interested party’’ (as defined in Policy Q-27 and Rule 61-501), any ‘‘related party’’ of the Offeror or of any ‘‘interested party’’ (for the purpose of Rule 61-501), including the trustee of the Offeror and trustees of APIF, directors and senior officers of the manager of the Offeror or APIF, an associate, affiliate or an insider of the Offeror or any of their directors or senior officers, and any person or company acting jointly or in concert with any of the foregoing persons.

However, Policy Q-27 and Rule 61-501 also provide that the Offeror may treat the Trust Units acquired pursuant to the Trust Unit Offer as ‘‘minority’’ Trust Units and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Trust Unit Offer. The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to the Unitholders under the Trust Unit Offer, and the Offeror intends to cause Trust Units acquired pursuant to the Trust Unit Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

The Offeror will shortly apply for relief from the OSC and the AMF under OSC Rule 61-501 and Policy Q-27, respectively, on the basis of recently granted exemptions in similar circumstances, from the requirements, in the event that the Offeror takes up and pays for Trust Units under the Trust Unit Offer, to (a) call a meeting of Unitholders to approve any Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance with the CPIF Trust Unit Indenture as amended by the Trust Unit Special Resolutions; and (b) send an information circular to Unitholders in connection with a Compulsory Acquisition of or a Subsequent Acquisition Transaction for the Trust Units, in each case provided that minority approval shall have been obtained, albeit not at a meeting of Unitholders but by written resolution.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction for Trust Units which may be proposed or effected subsequent to the expiry of the Trust Unit Offer. Prior to the adoption of Policy Q-27 and Rule 61-501 (and its predecessor, OSC Policy 9.1), Canadian courts, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The current trend both in legislation and in the United States jurisprudence upon which the previous Canadian decisions were based is toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders.

Debentures

In order to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction with respect to the Debentures, the Offeror intends that the CPIF Debenture Indenture be amended as described below under ‘‘Debenture Extraordinary Resolutions’’. The CPIF Debenture Indenture permits such amendments (and the Debenture Extraordinary Resolutions) to be approved in writing by Debentureholders at least 66% of the outstanding Debenture principal amount. The execution of the Letter of Transmittal for the Debenture Offer by CDS on behalf of Depositing Debentureholders irrevocably approves the Debenture Extraordinary Resolutions, and irrevocably constitutes, appoints and authorizes the Offeror to pass the Debenture Extraordinary Resolutions on behalf of the Depositing Debentureholders and take such other steps to implement the Debenture Extraordinary Resolutions as is described below under ‘‘Debenture Extraordinary Resolutions’’. Accordingly, by tendering to the Debenture Offer, Depositing Debentureholders will be, among other things, approving and authorizing the Debenture Extraordinary Resolutions to be implemented and the amendments to the CPIF Debenture Indenture to proceed to permit the Offeror to acquire all of the Debentures not tendered under the Debenture Offer through either a Compulsory Acquisition or a Subsequent Acquisition Transaction, as applicable.

Compulsory Acquisition of Debentures

If, by the earlier of the Expiry Date and 45 days after the date the Debenture Offer was made:

(i)	the Debenture Offer is accepted by holders of not less than 90% of the outstanding principal amount of Debentures (other than Debentures owned by or on behalf of the Offeror); and

(ii)	the Offeror is bound to take-up and pay for, or has taken up and paid for, the Debentures of the tendering Debentureholders,

then the Offeror is entitled, on complying with Sections 13.3 and 13.5 of the CPIF Debenture Indenture, to acquire, and the Debentureholders who did not accept the Debenture Offer (including any assignee of a Debenture of such Debentureholder) (‘‘Dissenting Debentureholders’’) are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholders for the same consideration payable or paid, as the case may be, under the Debenture Offer.

To exercise such right with respect to the Debentures, the Offeror must send a notice (the ‘‘Debenture Offeror’s Notice’’) by registered mail within 30 days after the Expiry Date to each Dissenting Debentureholder stating that (i) Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Debentures held by or on behalf of the Offeror, have accepted the Debenture Offer, (ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Debenture Offer, (iii) Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of Debentureholders who accepted the Debenture Offer, within 21 days after the sending of the Debenture Offeror’s Notice; and (iv) Dissenting Debentureholders must send their respective Debentures to CPIF within 21 days after the date of the sending of the Debenture Offeror’s Notice.

A Dissenting Debentureholder to whom a Debenture Offeror’s Notice is sent shall, within 21 days after the sending of the Debenture Offeror’s Notice, send its Debentures to the Debenture trustee duly endorsed for transfer. Within 21 days after the Offeror sends the Debenture Offeror’s Notice, the Offeror shall pay or transfer to the Debenture trustee, or to such other person as the Debenture trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders, being the consideration for the Debentures offered under the Debenture Offer. The Debenture trustee or such other person shall hold such consideration in trust for the Dissenting Debentureholders and shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

Within 30 days after the date of the sending of the Debenture Offeror’s Notice the Debenture trustee, if the Offeror, shall: (a) do all acts and things and execute and cause to be executed all instruments as in the Debenture trustee’s opinion, relying on the advice of counsel, may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror; (b) send to each Dissenting Debentureholder who has sent its Debentures to the Debenture trustee as required, the consideration to which such Dissenting Debentureholder is entitled therefor; and (c) send to each Dissenting Debentureholder who has not sent its Debentures to the Debenture trustee as required, a notice stating that: (i) his or her Debentures have been transferred to the Offeror; (ii) the Debenture trustee or some other person designated in such notice is holding in trust the consideration for such Debentures; and (iii) the Debenture trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder’s Debenture(s) or such other documents as the Debenture trustee or such other person may require in lieu thereof. The Debenture trustee is appointed pursuant to the CPIF Debenture Indenture as the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing.

The foregoing is a summary only. The summary is not intended to be complete and is qualified in its entirety by the provisions of the CPIF Debenture Indenture. Reference should be made to Article 13 of the CPIF Debenture Indenture for a complete description of the provisions regarding Compulsory Acquisitions of the Debentures. The provisions of Article 13 of the CPIF Debenture Indenture are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Debentureholders should refer to Article 13 of the CPIF Debenture Indenture for the full text of the relevant provisions and those who wish to be better informed about these provisions should consult their legal advisors.

The Offeror currently intends to amend the provisions of Article 13 of the CPIF Debenture Indenture to provide that Debentures held by Dissenting Debentureholders will be deemed to have been transferred to the Offeror immediately on the giving of the Debenture Offeror’s Notice and that those Dissenting Debentureholders will cease to have any rights as Debentureholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Debentureholders if they had tendered those Debentures to the Debenture Offer. If the Offeror elects to proceed by way of Compulsory Acquisition of the Debentures, it is the current intention of the Offeror to provide the Debenture Offeror’s Notice immediately following the take-up and payment of Debentures deposited under the Debenture Offer with the result that the Offeror would acquire 100% of the Debentures at that time. See ‘‘Debenture Extraordinary Resolutions’’ below.

See Section 18 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations’’, for a discussion of the tax consequences to certain Debentureholders in the event of a Compulsory Acquisition of Debentures.

Subsequent Acquisition Transaction for the Debentures

If the Compulsory Acquisition for the Debentures described above is not available to the Offeror or if the Offeror elects not to proceed under those provisions, the Offeror currently intends to amend Article 13 of the CPIF Debenture Indenture to provide for a Subsequent Acquisition Transaction for the Debentures, which may be effected immediately if the Offeror and its affiliates, after take-up and payment of Debentures deposited under the Debenture Offer, hold not less than 66% of the principal amount of Debentures outstanding. Following that amendment to the CPIF Debenture Indenture, it is the current intention of the Offeror to avail itself of a Subsequent Acquisition Transaction to acquire the Debentures not tendered to the Debenture Offer. If the Offeror elects to proceed with a Subsequent Acquisition Transaction for the Debentures, the consideration payable to acquire the remainder of the Debentures would be the same consideration per Debenture payable by the Offeror under the Debenture Offer (being Algonquin Series 2A Debentures, and cash for any increments of principal amounts thereof less than $1,000, on the basis that no election for the type of Algonquin Debenture will have been made in respect of the Debentures so acquired). If the Offeror elects to proceed by way of a Subsequent Acquisition Transaction for the Debentures, it is the current intention of the Offeror to provide the Debenture Offeror’s Notice immediately following the take-up and payment of Debentures deposited under the Debenture Offer with the result that the Offeror would acquire 100% of the Debentures at that time.

The tax consequences to a Debentureholder of a Subsequent Acquisition Transaction may differ considerably from the tax consequences to such Debentureholder having its Debentures acquired pursuant to the Debenture Offer. See Section 18 of this Circular, ‘‘Certain Canadian Federal Income Tax Considerations – Unitholders and Debentureholders Resident in Canada – Subsequent Acquisition Transaction’’.

Other Alternatives

If the Offeror is unable to effect, or determines not to proceed with, a Compulsory Acquisition of or a Subsequent Acquisition Transaction for the Debentures, the Offeror will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Debentures in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from CPIF. Any additional purchases of Debentures could be at a price greater than, equal to or less than the price to be paid for Debentures under the Debenture Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Debentures acquired pursuant to the Debenture Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Debentures under the Debenture Offer.

Debentureholders should consult their legal advisors for a determination of their legal rights with respect to any Subsequent Acquisition Transaction for the Debentures.

Debenture Extraordinary Resolutions

The Offeror currently intends to effect the amendments to Article 13 of the CPIF Debenture Indenture as described above by resolution in writing signed by Debentureholders holding not less than 66% of the outstanding principal amount of Debentures rather than seeking Debentureholders’ approval at a special meeting to be called for that purpose. The Offeror may use the power of attorney granted to the Offeror in the Letter of Transmittal for the Debenture Offer to pass the resolution in writing to effect the amendment before the Offeror takes up Debentures tendered to the Debenture Offer. Alternatively, the Offeror may sign the written resolution to amend Article 13 of the CPIF Debenture Indenture after taking up the Debentures tendered to the Debenture Offer.

The execution of the Letter of Transmittal for the Debenture Offer irrevocably approves, and irrevocably constitutes, appoints and authorizes any director or officer of APMI or the Offeror, and any other persons designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the Depositing Debetureholders, with respect to Debentures deposited under the Debenture Offer and not at such time validly withdrawn, effective from and after the Expiry Time, with full power of substitution, in the name of and on behalf of CDS, on behalf of the Depositing Debentureholders (that power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions (in writing or otherwise and including counterparts thereof), consents and directions, in form and on terms satisfactory to the Offeror, approving and in respect of, special resolutions of the Debentureholders under, pursuant to and in accordance with the provisions of the CPIF Debenture Indenture:

(a)	amending Article 13 of the CPIF Debenture Indenture to provide that a Compulsory Acquisition of Debentures may be effected if the Offeror and its affiliates, after take-up and payment of Debentures deposited under the Debenture Offer, hold not less than 66% of the principal amount of the Debentures outstanding; provided that notwithstanding that this resolution has been passed by the Debentureholders, the Offeror is authorized without further notice to or approval of the Debentureholders not to proceed with the Compulsory Acquisition if for whatever reason the Offeror determines it appropriate not to so proceed;

(b)	amending Article 13 of the CPIF Debenture Indenture to provide that Debentures held by Dissenting Debentureholders will be deemed to have been transferred to the Offeror immediately on the giving of the Debenture Offeror’s Notice in respect of a Compulsory Acquisition of Debentures or a Subsequent Acquisition Transaction for the Debentures and that those Dissenting Debentureholders will cease to have any rights as Debentureholders from and after that time, other than the right to be paid the same consideration that the Offeror would have paid to the Dissenting Debentureholders if the Dissenting Debentureholders had tendered those Debentures to the Debenture Offer;

(c)	approving any such Compulsory Acquisition or Subsequent Acquisition Transaction that may be undertaken by the Offeror under the CPIF Debenture Indenture as amended in accordance with the foregoing;

(d)	amending the CPIF Debenture Indenture to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions, consents or directions in respect of the Debentures taken up under the Debenture Offer which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, and authorizing the Offeror to execute any such amendment to the CPIF Debenture Indenture in connection therewith;

(e)	directing the Board of Trustees of CPOT, the trustee of CPIF and all trustees, directors and officers of subsidiary entities of CPIF to cooperate in all respects with the Offeror regarding the foregoing including in completing any such Compulsory Acquisition or Subsequent Acquisition Transaction undertaken by the Offeror in accordance therewith; and

(f)	authorizing any trustee of the Offeror or any director or officer of the manager of the Offeror, and any other persons designated by the Offeror in writing, to execute and deliver all documents and do all acts or things, on behalf of CPIF or otherwise, as may be necessary or desirable to give effect to these special resolutions,

(collectively, the ‘‘Debenture Extraordinary Resolutions’’).

If for any reason the approvals or authorizations provided to the Offeror in the Letter of Transmittal for the Debenture Offer are ineffective, in whole or in part, then in order to effect a Subsequent Acquisition Transaction for the Debentures, the Offeror would expect to seek Debentureholder approval of the Debenture Extraordinary Resolutions at a special meeting of the Debentureholders to be called for such purpose or in writing as permitted by the CPIF Debenture Indenture. In those circumstances, the approval of not less than 66% of the votes cast by holders of the outstanding principal amount of Debentures would be required at a meeting duly called and held for the purpose of approving such Subsequent Acquisition Transaction, or the written approval of the holders of not less than 66% of the principal amount of Debentures of the Debenture Extraordinary Resolutions would be required. The Offeror would cause Debentures acquired under the Debenture Offer to be voted in favour of the Debenture Extraordinary Resolutions and such Subsequent Acquisition Transaction.

12.	Previous Purchases and Sales

To the Offeror’s knowledge, CPIF has not issued or repurchased any Trust Units or Debentures in the past 12 months, except as may be disclosed in the documents of CPIF incorporated by reference herein as set out under Section 2 of this Circular, ‘‘Documents Incorporated by Reference – Documents Relating to CPIF Incorporated by Reference’’.

13.	Trading in and Ownership of Trust Units and Debentures

The Offeror and its affiliates and associates and their respective trustees, directors and senior officers do not beneficially own directly or indirectly, nor do they exercise control or direction over, or have the right to acquire, any securities of CPIF. Ian Robertson, a director and senior officer of APMI, the manager of APIF and the Offeror, beneficially owns 5,000 Trust Units.

No securities of CPIF have been traded during the twelve-month period preceding the date of the Offers by the Offeror, by the trustee of the Offeror, or, to the knowledge of the trustee of the Offeror, by any associate or affiliate of the Offeror or any of their respective trustees, directors or officers, by any associate of such trustee, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of the Offeror or by any person acting jointly or in concert with the Offeror.

The Offer has no knowledge, except as may be disclosed in the Trustees’ Circular, with respect to the number and class of any securities of CPIF owned or over which control or direction is exercised by the trustee or any senior officers of CPIF, associates of the trustee or senior officers of CPIF or any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of CPIF or any person acting jointly or in concert with CPIF.

To the knowledge of the Offeror, after reasonable inquiry, no person owns, or exercises control or direction over, more than 10% of the outstanding Trust Units or Debentures.

14.	Commitments to Acquire Trust Units and Debentures

With the exception of the Trust Units and Debentures proposed to be acquired pursuant to the Offers, neither the Offeror nor, to the knowledge of the trustee of the Offeror, any associate or affiliate of the Offeror, any associates of such trustee, any person holding more than 10% of any class of equity securities of the Offeror or any person acting jointly or in concert with the Offeror, has entered into any commitments to acquire any securities of CPIF.

15.    Trading in Trust Units and Debentures to be Acquired

The Trust Units and Debentures are listed and posted for trading on TSX under the symbols ‘‘CPIF.UN’’ and ‘‘CPIF.DB’’, respectively. The following table sets out the volume and price range of the Trust Units and Debentures on the TSX in the twelve-month period prior to the date hereof, as reported by sources the Offeror believes to be reliable:

Trust Units
Period	High Price ($/Trust Unit)	Low Price ($/Trust Unit)	Total Volume
2006
March	5.80	5.46	2,189,347
April	5.78	5.02	2,214,585
May	5.99	5.35	1,905,115
June	6.00	5.49	1,585,627
July	5.80	5.25	1,073,672
August	6.50	5.48	3,361,809
September	6.49	5.85	1,579,582
October	6.49	5.94	1,209,504
November	5.98	5.01	2,686,203
December	6.10	5.10	2,898,657
2007
January	6.31	5.50	3,794,736
February	6.15	5.55	5,415,342
March (to March 14)	5.61	5.01	1,912,853

The closing price of the Trust Units on the TSX on February 23, 2007, the last trading day prior to the announcement of the Trust Unit Offer, was $6.12 per Trust Unit.

Debentures
Period	High Price ($/$100 Principal Amount)	Low Price ($/$100 Principal Amount)	Total Volume (Units of $100 Principal Amount)
2006
March	100.00	96.60	20,760
April	101.00	98.00	14,505
May	99.00	90.00	8,805
June	99.50	94.00	13,390
July	100.00	96.12	8,160
August	100.25	97.25	8,920
September	100.75	99.00	5,900
October	100.50	97.77	7,850
November	100.00	96.12	10,210
December	99.75	96.51	6,210
2007
January	101.99	98.76	10,670
February	102.11	99.75	17,440
March (to March 14)	101.25	100.11	23,630

The closing price of the Debentures on the TSX on February 23, 2007, the last trading day prior to the announcement of the Debenture Offer, was $100.50 per $100 principal amount of Debentures.

The Offeror currently has no intention to purchase Trust Units or Debentures in the market during the course of the Offers.

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Trust Units and Debentures from the TSX. Among such criteria are the number of holders of Trust Units and Debentures and the number and aggregate market value of Trust Units and Debentures publicly held. Depending on the number of Trust Units and Debentures purchased pursuant to the Offers, it is possible that the Trust Units or Debentures would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Trust Units and the Debentures could be delisted and that could, in turn, adversely affect the market or result in the lack of an established market for the Trust Units and the Debentures.

If sufficient Trust Units are validly deposited under the Trust Unit Offer, the Offeror intends to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction for the Trust Units. If sufficient Debentures are validly deposited under the Debenture Offer, the Offeror may effect a Compulsory Acquisition or a Subsequent Acquisition Transaction for the Debentures. See Section 11 of this Circular, ‘‘Acquisition of Securities not Deposited’’    If a Compulsory Acquisition or a Subsequent Acquisition Transaction is effected with respect to the Trust Units, the Trust Units would be delisted from the TSX. If a Compulsory Acquisition or a Subsequent Acquisition Transaction is effected with respect to the Debentures, the Debentures would be delisted from the TSX.

16.    Arrangements, Agreements or Understandings

Other than as provided in the Support Agreement, there are no contracts, arrangements or agreements made between the Offeror and CPIF or CPOT and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offers are successful. See Section 9 of this Circular, ‘‘Background to and Reasons for the Offers – Termination of Management Agreement’’.

Other than as provided in the Support Agreement, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any Unitholder or Debentureholder with respect to either of the Offers or between the Offeror and any person or company with respect to any securities of CPIF in relation to either of the Offers. See Section 14 of this Circular, ‘‘Commitments to Acquire Trust Units or Debentures’’.

The Offeror understands that Canadian Environmental Energy Corporation has agreed to exchange its 451,880 exchangeable Class B units issued to it by Clean Power Limited Partnership and the voting, limited participation, special share of Whitecourt Power Corp. issued to it in exchange for 451,880 Trust Units on or before March 23, 2007 and such exchangeable Class B units and special share will thereafter be cancelled.

17.    Material Changes and Other Information

The Offeror has no information which indicates any material change in the affairs of CPIF since the date of the interim financial statements of CPIF for the nine months ended September 30, 2006, other than (i) the entering into of the Support Agreement (ii) that on February 9, 2007, CPIF and Fortistar Renewables Group LLC reached a settlement agreement and mutual release, for an additional payment of US$1.61 million by CPIF to Fortistar Renewables Group LLC, to settle all claims made by Fortistar Renewables Group LLC regarding purchase price adjustments in connection with its purchase of Gas Recovery Systems LLC and (iii) and as otherwise disclosed herein. The Offeror has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Unitholders or Debentureholders to accept or reject the Offers.

18.    Certain Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Unitholder and Debentureholder who sells Trust Units or Debentures pursuant to the Offers or otherwise disposes of Trust Units or Debentures pursuant to certain transactions described in Section 11 of this Circular, ‘‘Acquisition of Securities not Deposited’’. The summary is based on the current provisions of the Tax Act and counsel’s understanding of the current administrative policies and assessing practices of the CRA publicly available prior to the date hereof. The summary takes into account all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the ‘‘Proposed Amendments’’), although there is no certainty that such proposals will be enacted in the form currently proposed, or at all. The summary is not exhaustive of all Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases may differ significantly from federal income tax legislation.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Unitholder or Debentureholder to whom the Offers are made. Accordingly, Unitholders and/or Debentureholders should consult their own tax advisers with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

This summary is based on the assumption that at all relevant times CPIF and APIF are both unit trusts by reason of paragraph 108(2)(a) of the Tax Act and mutual fund trusts for purposes of the Tax Act and that the units of CPIF and APIF are listed on a prescribed stock exchange in Canada for purposes of the Tax Act (which currently includes the TSX). This summary assumes that the Debentures were not issued at a discount from their principal amount.

THIS SUMMARY DOES NOT ADDRESS ANY TAX CONSIDERATIONS APPLICABLE TO DEBENTURHOLDERS WHO ARE NON-RESIDENTS OF CANADA AND SUCH DEBENTUREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS. ALL CONSIDERATION DELIVERED BY THE OFFEROR TO NON-RESIDENT DEBENTUREHOLDERS WILL BE NET OF APPLICABLE CANADIAN WITHHOLDING TAXES.

Unitholders and Debentureholders resident in Canada

This part of the summary is applicable only to Unitholders and Debentureholders who, for purposes of the Tax Act and at all relevant times, are resident or are deemed to be resident in Canada, hold their Trust Units and Debentures and will hold their Algonquin Units, Contingency Value Receipts and Algonquin Series 2A Debentures and Algonquin Series 1A Debentures as capital property, deal at arm’s length with CPIF, CPOT, APIF and the Offeror and are not affiliated with CPIF, CPOT, APIF or the Offeror. Certain Unitholders and Debentureholders whose Trust Units and Debentures might not otherwise be considered to be capital property may be entitled to have their Trust Units and Debentures deemed to be capital property by making an irrevocable election provided for by subsection 39(4) of the Tax Act. It is not clear whether the Contingency Value Receipts are capital property for purposes of the Tax Act nor is it clear that an election can be made under subsection 39(4) of the Tax Act in this regard. This summary does not apply to ‘‘financial institutions’’ within the meaning of section 142.2 of the Tax Act, or to any Unitholder or Debentureholder an interest in which would be a ‘‘tax shelter investment’’, as defined in the Tax Act. Such entities are advised to consult with their own tax advisors.

Disposition of Trust Units pursuant to the Trust Unit Offer

A Unitholder whose Trust Units are taken up and paid for under the Trust Unit Offer will be considered to have disposed of such Trust Units for purposes of the Tax Act. On such disposition, the Unitholder will realize a capital gain (or a capital loss) in respect of the Trust Units so disposed of to the extent that the proceeds of disposition received or deemed to have been received by the Unitholder for such Trust Units exceed (or are less than) the total of the adjusted cost base to the Unitholder of such Trust Units and any reasonable costs of disposition. For this purpose, the proceeds of disposition of each Trust Unit will be an amount equal to the fair market value on the Effective Date of 0.6152 Algonquin Units, whether received in the form of Algonquin Units or cash in lieu of fractional Algonquin Units, plus an amount in respect of each Continency Value Receipt. The Offeror intends to take the position that the portion of the proceeds of disposition that relate to a Contingency Value Receipt will be an amount equal to $0.27 for each Contingency Value Receipt, being the maximum amount payable thereunder, provided that such amount is based on an assumed currency exchange rate of Cdn$1.16 for each U.S.$1.00. Counsel can provide no assurance that the Offeror’s position in this regard will be accepted by CRA.

The cost of Algonquin Units received should be equal to the fair market value thereof on the Effective Date. For purposes of determining the adjusted cost base to a Unitholder of the Algonquin Units, the cost of the Algonquin Units received must be averaged with the adjusted cost base of all Algonquin Units then held as capital property in accordance with the detailed provisions of the Tax Act in that regard.

On the basis of the Offeror’s position with respect ot the Contingency Value Receipts, the cost to a Unitholder of a Contingency Value Receipt should be $0.27. To the extent that a Unitholder receives more (or less) than $0.27 in respect of the Contingency Value Receipt, a Unitholder may realize a gain (or loss). Unitholders should consult with their own tax advisors as to the timing and nature of such loss or gain for purposes of the Tax Act.

Disposition of Debentures Pursuant to the Debenture Offer

A Debentureholder whose Debentures are taken up and paid for under the Debenture Offer will be considered to have disposed of such Debentures for purposes of the Tax Act. Any interest accrued on such Debentures up to the Effective Date which is not payable until after that time will be included in computing the holder’s income, except to the extent such amount was otherwise included in the holder’s income, and will be excluded in computing the holder’s proceeds of disposition of the Debentures.

The holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Debentures (net of amounts included in such holder’s income as interest and any reasonable costs of disposition) exceed (or are less than) the holder’s aggregate adjusted cost base thereof. For this purpose, the proceeds of disposition of Debentures will be equal to the fair market value on the Effective Date of the Algonquin Debentures received as consideration therefor, plus the amount of any cash received in lieu of principal amounts of Algonquin Debentures of less than $1,000.

Any interest notionally accrued on Algonquin Debentures when such debentures are received will be included in the holder’s income in accordance with the detailed provisions of the Tax Act in that regard, but such holder will be entitled to an equal and offsetting deduction in respect of such interest. The cost of an Algonquin Series 2A Debenture or an Algonquin Series 1A Debenture received will be equal to the fair market value of the Debentures disposed of under the Debenture Offer for the Algonquin Series 2A Debentures or the Algonquin Series 1A Debentures, as the case may be, less any cash received in lieu of principal amounts of Algonquin Debentures of less than $1,000, on the Effective Date. The adjusted cost base of such an Algonquin Series 2A Debenture or Algonquin Series 1A Debenture will be reduced by the amount of interest notionally accrued on such Algonquin Debenture for which a deduction will be available as described above. For purposes of determining the adjusted cost base to a holder of the Algonquin Series 2A Debentures or the Algonquin Series 1A Debentures, such cost must be averaged with the adjusted cost base of Algonquin Series 2A Debentures (and Algonquin Series 2 Debentures) or Algonquin Series 1A Debentures (and Algonquin Series 1 Debentures), as the case may be, then held as capital property in accordance with the detailed provisions of the Tax Act in that regard.

Capital Gains and Capital Losses

A Unitholder or Debentureholder will be required to include one-half of the amount of any capital gain (a ‘‘taxable capital gain’’) in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an ‘‘allowable capital loss’’) against taxable capital gains realized in the year of disposition, in any of the three preceding taxation years or in any following taxation year, against taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a Trust Unit, by a Unitholder that is a corporation, may be reduced by certain dividends received by CPIF on shares of subsidiaries of CPIF that are taxable Canadian corporations if the dividends were designated by CPIF in respect of the Unitholder to the extent of the amount of the dividends that were deductible in computing the Unitholder’s taxable income in accordance with the detailed provisions of the Tax Act in that regard. A similar rule may also apply in other circumstances, including where a corporation or a trust (other than a mutual fund trust) is a member of a partnership or a beneficiary of a trust that owns Trust Units. Unitholders to whom these rules may be relevant should consult their own tax advisors.

Additional Tax for Corporate Holders and Alternative Minimum Tax

A Unitholder or Debentureholder that is throughout the relevant taxation year a ‘‘Canadian-controlled private corporation’’ as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6% determined by reference to its aggregate investment income for the year, which is defined to include interest and an amount in respect of taxable capital gains. Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax.

Compulsory Acquisitions

As described in Section 11 of this Circular under the heading ‘‘Acquisition of Securities not Deposited – Trust Units – Compulsory Acquisition of Trust Units’’, Trust Units may be acquired, in certain circumstances, pursuant to a Compulsory Acquisition. The tax consequences to Unitholders of a disposition of Trust Units in such circumstances generally will be as described above, but Unitholders whose Trust Units may be so acquired should consult their own tax advisors in this regard.

As described in Section 11 of this Circular under the heading ‘‘Acquisition of Securities not Deposited – Debentures – Compulsory Acquisition of Debentures’’, Debentures may be acquired, in certain circumstances, pursuant to a Compulsory Acquisition. The tax consequences to Debentureholders of a disposition of Debentures in such circumstances generally will be as described above, but Debentureholders whose Debentures may be so acquired should consult their own tax advisors in this regard.

Subsequent Acquisition Transactions

If a Compulsory Acquisition is not completed in respect of Trust Units or Debentures, as the case may be, other means of acquiring the remaining issued and outstanding Trust Units or Debentures may be proposed. If the Subsequent Acquisition Transaction proceeds by way of an amendment to the CPIF Trust Unit Indenture or an andmendment to the CPIF Debenture Indenture, as the Offeror currently intends, to provide for a Subsequent Acquisition Transaction for the Trust Units or Debentures, as the case may be, the tax consequences to Unitholders of a dispostiion of Trust Units or to Debentureholders of a disposition of Debentures should generally be as described above. However, holders should consult their own tax advisors in this regard. The tax treatment of other Subsequent Acquisition Transactions described above in Section 11 of this Circular, ‘‘Acquisition of Securities not Deposited – Trust Units – Subsequent Acquisition Transaction for the Trust Units’’ and ‘‘— Debentures – Subsequent Acquisition Transaction for Debentures’’ to a Unitholder or Debentureholder may be substantially the same or materially different than the tax treatment that would apply if Trust Units or Debentures, as the case may be, are sold to the Offeror under the Offers and will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Holders of Trust Units and Debentures should consult their own tax advisers for advice with respect to the income tax consequences to them of having their Trust Units or Debentures acquired pursuant to a Subsequent Acquisition Transaction.

Qualified Investments

If CPIF ceases to be a mutual fund trust within the meaning of the Tax Act, the Trust Units and Debentures will no longer be and, if the Trust Units cease to be listed on a prescribed stock exchange in Canada for purposes of the Tax Act, the Debentures will no longer be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (‘‘RRSP’’), registered retirement income fund (‘‘RRIF’’), deferred profit sharing plan (‘‘DPSP’’) or registered education savings plan (‘‘RESP’’). Such plans, and/or the annuitants or beneficiaries thereunder, may suffer significant adverse tax consequences if such plans hold property that is not a qualified investment. Unitholders and Debentureholders that are trusts governed by an RRSP, RRIF, DPSP or RESP should consult with their tax advisors with respect to the tax consequences to them of holding Trust Units or Debentures if such securities cease to be qualified investments, and of disposing of their Trust Units or Debentures pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Unitholders not resident in Canada

This part of the summary is applicable only to Unitholders who, for purposes of the Tax Act and at all relevant times, are not resident or deemed to be resident in Canada, do not carry on business in Canada, deal at arm’s length with the Offeror, APIF, CPIF and CPOT, are not affiliated with the Offeror, APIF, CPIF or CPOT, hold their Trust Units and will hold their Algonquin Units and Contingency Value Receipts as capital property, do not use or hold, and are not deemed to use or hold, their Trust Units and will not hold their Algonquin Units and Contingency Value Receipts in, or in the course of, carrying on a business in Canada and whose Trust Units, Algonquin Units and Contingency Value Receipts do not otherwise constitute ‘‘taxable Canadian property’’ (a ‘‘Non-Resident Holder’’). Special rules, which are not discussed in this summary, may apply to a non-resident of Canada that is an insurer carrying on business in Canada and elsewhere.

Generally, provided CPIF is a mutual fund trust at the time the Non-Resident Holder’s Trust Units are taken up and paid for pursuant to the Trust Unit Offer, the Trust Units will not constitute ‘‘taxable Canadian property’’ to the Non-Resident Holder unless, at any time during the sixty month period immediately preceding the time at which the Non-Resident Holder’s Trust Units are taken up and paid for pursuant to the Trust Unit Offer, not less than 25% of the issued Trust Units of CPIF were owned by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length or any combination thereof. A Non-Resident Holder’s Trust Units may be ‘‘taxable Canadian property’’ in certain other circumstances set out in the Tax Act.

Disposition of Trust Units

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Trust Units.

Contingency Value Receipts

Based on the Offeror’s position with respect to the Contingency Value Receipts, a Non-Resident Holder should not be subject to tax under the Tax Act with respect to payments made by APIF in satisfaction of a Contingency Value Receipt, although Non-Resident Holders should consult their own tax advisors in this regard.

Compulsory Acquisition of Trust Units

As discussed in Section 11 of this Circular, ‘‘Acquisition of Securities not Deposited – Trust Units – Compulsory Acquisition of Trust Units’’, the Offeror may, in certain circumstances, acquire Trust Units not deposited under the Trust Unit Offer pursuant to a Compulsory Acquisition. A Non-Resident Holder whose Trust Units are not taxable Canadian property will generally not be subject to tax under the Tax Act on the disposition of such Trust Units pursuant to a Compulsory Acquisition. If CPIF is not a mutual fund trust within the meaning of the Tax Act at the time of disposition, the

Trust Units will be taxable Canadian property to a Non-Resident Holder. Where such a Unitholder disposes of Trust Units that are taxable Canadian property to the Unitholder, the disposition may give rise to a capital gain. If such capital gain is not exempt from Canadian tax under the terms of an applicable income tax convention, the tax consequences as described above under ‘‘Unitholders and Debentureholders resident in Canada – Disposition of Trust Units pursuant to the Trust Unit Offer’’ will generally apply. In addition, if CPIF is not a mutual fund trust within the meaning of the Tax Act at the time the Trust Units are disposed of, the notification and withholding provisions of section 116 of the Tax Act will apply to such Unitholder. Non-Resident Holders whose Trust Units are being compulsorily acquired should consult their own tax advisors with respect to their particular circumstances.

Subsequent Acquisition Transaction

If a Compulsory Acquisition is not completed, other means of acquiring the remaining issued and outstanding Trust Units may be proposed. If the Subsequent Acquisition Transaction proceeds by way of an amendment to the CPIF Trust Unit Indenture, as the Offeror currently intends, to provide for a Subsequent Acquisition Transaction for the Trust Units, the tax consequences to Unitholders of a dispostiion of Trust Units should generally be as described above. The tax treatment of other Subsequent Acquisition Transactions described above under Section 11 of this Circular, ‘‘Acquisition of Securities not Deposited – Trust Units – Subsequent Acquisition Transaction for the Trust Units’’, to a Non-Resident Holder may be substantially the same or materially different than would apply if Trust Units were sold to the Offeror under the Trust Unit Offer and will depend upon the exact manner in which a Subsequent Acquisition Transaction is carried out and whether CPIF is a mutual fund trust within the meaning of the Tax Act at the relevant time.

No opinion is expressed herein as to the tax consequences of any such transaction to a Non-Resident Holder.

To the extent that a Subsequent Acquisition Transaction is proposed, Non-Resident Holders are urged to consult their own tax advisors to determine the tax consequences to them of the transaction and, in particular, whether the notification and withholding provisions of section 116 of the Tax Act would apply to the Non-Resident Holder as a result of a Subsequent Acquisition Transaction.

A Non-Resident Holder should not be subject to tax under the Tax Act in respect of payments made by APIF in satisfaction of the Contingency Value Receipt, although Non-Resident Holders are urged to consult their own tax advisors in that regard.

Certain Canadian Federal Income Tax Considerations Relating to APIF

Reference is made to the section entitled ‘‘Certain Canadian Federal Income Tax Considerations’’ in the Algonquin Annual Information Form for a discussion of the principal Canadian federal income tax considerations under the Tax Act generally applicable to APIF and to a holder of Algonquin Units who, at all relevant times and for purposes of the Tax Act, is resident in Canada, holds the Algonquin Units as capital property, deals at arm’s length with APIF, Algonquin Power Corporation Inc. and APMI and is not affiliated with APIF, Algonquin Power Corporation Inc. or APMI. The discussion therein does not apply to holders of Algonquin Units who are, or are deemed to be, non-residents of Canada at any relevant time.

Reference is made to the section entitled ‘‘Canadian Federal Income Tax Considerations’’ in the Algonquin Series 2 Debentures Prospectus and to the section entitled ‘‘Canadian Federal Income Tax Considerations’’ in the Algonquin Series 1 Debentures Prospectus for a discussion of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of Algonquin Series 2A Debentures and Algonquin Series 1A Debentures, respectively, in each case who, at all relevant times and for purposes of the Tax Act, is or is deemed to be resident in Canada, holds the Debentures as capital property, deals at arm’s length with APIF, Algonquin Power Corporation Inc. and APMI and is not affiliated with APIF, Algonquin Power Corporation Inc. or APMI. The discussion therein does not apply to holders who are, or are deemed to be, non-residents of Canada at any time and such holders should consult their own tax advisors.

Eligibility for Investment of Algonquin Units and Algonquin Debentures

Reference is made to the section entitled ‘‘Eligibility for Investment’’ in the Algonquin Annual Information Form.

Reference is made to the section entitled ‘‘Eligibility for Investment’’ in the Series 2 Debentures Prospectus and the Series 1 Debentures Prospectus with respect to the Algonquin Series 2A Debentures and the Algonquin Series 1A Debentures, respectively, provided that the discussion in the Algonquin Series 1 Debentures Prospectus under such heading with respect to ‘‘foreign property’’ and ‘‘restricted investment property’’ is no longer applicable.

It is unclear whether the Contingency Value Receipts are qualified investments for trusts governed by an RRSP, RRIF, DPSP or RESP. The acquisiton of a non-qualified investment may result in tax to the trust and the annuitant or beneficiary and, in the case of an RESP, possible deregistration. Unitholders are urged to consult with their own tax advisors in this regard.

SIFT Proposals

On October 31, 2006, the Department of Finance announced a Tax Fairness Plan which, in part, proposed changes to the manner in which certain flow-through entities and the distributions from such entities are taxed. On December 21, 2006, the Department of Finance released draft amendments to the Tax Act to implement some of those changes. The Department of Finance invited constructive commentary on the technical aspects of the draft amendments to the Tax Act prior to January 31, 2007, following which the Department of Finance has indicated it will introduce legislation to implement all components of the Tax Fairness Plan. The summary below is based strictly on the general information found in the background paper issued by the Department Finance at the time of the October 31, 2006 announcement (which is not legislation), the Guidelines (as defined below) issued by the Department of Finance on December 15, 2006 and the draft amendments to the Tax Act released on December 21, 2006 (together, the ‘‘2006 Proposed Changes’’). No assurance can be given that the final legislation implementing the 2006 Proposed Changes will be consistent with the foregoing or that Canadian federal income tax law respecting income trusts and other flow through entities will not be further changed in a manner which adversely affects APIF and its unitholders. In general, the 2006 Proposed Changes, if enacted, would apply a trust level tax on certain income earned and distributed by a SIFT, and would also treat distributions received by investors from such entities as dividends.

Pursuant to the 2006 Proposed Changes, both CPIF and APIF will constitute a SIFT and, as a result, both CPIF and APIF and their respective unitholders will be subject to the 2006 Proposed Changes.

Subject to the ‘‘undue expansion’’ issue discussed below, as currently drafted, for income trusts the units or other securities of which were listed on a stock exchange or other public market as of October 31, 2006, such as CPIF and APIF, there will be a four year transition period and the 2006 Proposed Changes generally will not apply until 2011. However, the 2006 Proposed Changes also indicate that the application date of 2011 is subject to the possible need to foreclose inappropriate new avoidance techniques. The 2006 Proposed Changes indicate that, as an example, while there is now no intention to prevent existing income trusts from ‘‘normal growth’’ prior to 2011, any ‘‘undue expansion’’ of an existing income trust (such as might be attempted through the insertion of a disproportionately large amount of additional capital) could cause this to be revisited. On December 15, 2006, the Department of Finance issued a press release that provided guidelines with respect to the meaning of ‘‘undue expansion’’ and ‘‘normal growth’’ (the ‘‘Guidelines’’). The Guidelines indicate that no change will be recommended to the 2011 date in respect of any SIFT whose equity capital grows as a result of issuances of new equity (which includes trust units, debt that is convertible into trust units and potentially other substitutes for such equity) before 2011, by an amount that does not exceed the greater of $50 million and an objective ‘‘safe harbour’’ amount based on a percentage of the SIFT’s market capitalization as of the end of trading on October 31, 2006 (measured in terms of the value of a SIFT’s issued and outstanding publicly-traded units, not including debt, options or other interests that were convertible into units of the SIFT). For the period from

November 1, 2006 to the end of 2007, the Guidelines provide that a SIFT’s safe harbour will be 40% of the October 31, 2006 benchmark. The Guidelines did contain exceptions from the safe harbour limits for mergers of two or more SIFTs, each of which was publicly traded on October 31, 2006 and stated that these mergers would not be considered undue expansion, to the extent that there is no net addition to equity as a result of the merger. Each of CPIF and APIF was a SIFT whose units were publicly traded on October 31, 2006. The Guidelines also state that replacing debt that was outstanding as of October 31, 2006 with new equity, whether through a debenture conversion or otherwise, would not be considered undue expansion for purposes of the Guidelines. The Debentures were outstanding as of October 31, 2006.

The issuance of Algonquin Units and Algonquin Debentures pursuant to the Offers would result in APIF exceeding its safe harbour limit if the exceptions from the safe harbour limits do not apply. APIF is of the view, based in part on informed discussions with an official of the Department of Finance, that the proposed Offers should not be viewed by the Department of Finance as undue expansion for purposes of the 2006 Proposed Changes. The Department of Finance is not currently willing to issue written comfort to taxpayers with regard to individual circumstances and counsel can provide no assurance that the issuance of the Algonquin Units and Algonquin Debentures would not be regarded as undue expansion with the result that the Department of Finance could take steps to have the 2006 Proposed Changes apply to APIF and holders of Algonquin Units immediately. In that event, APIF would become subject to trust level tax on certain income earned and distributed by APIF and certain distributions by APIF would be treated as dividends, all with immediate effect.

19.    Acceptance of the Offer

The Offeror has no knowledge regarding whether any holders of Trust Units or Debentures will accept the Offers.

20.    Legal Matters

Legal matters on behalf of the Offeror will be passed upon, and the opinion contained under Section 18 of the Circular, ‘‘Certain Canadian Federal Income Tax Considerations’’, has been provided by Blake, Cassels & Graydon LLP, counsel to the Offeror. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP own less than 1% of the issued and outstanding Trust Units and Debentures, do not own any trust units of the Offeror and own less than 1% of the Algonquin Units.

21.    Depositary

The Offeror has entered into the Depositary Agreement with the Depositary and pursuant to the terms thereof has engaged the Depositary to receive certificates in respect of Trust Units and Debentures and the Letters of Transmittal deposited under the Offers and to deliver Algonquin Units, Contingency Value Receipts and Algonquin Debentures and any cash payments required on behalf of the Offeror for Trust Units and Debentures purchased by the Offeror pursuant to the Offers. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

22.    Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Unitholders and Debentureholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the Unitholders and Debentureholders. However, such rights must be exercised within prescribed time limits. Unitholders and Debentureholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

23.    Expenses of the Offer

The Offeror estimates that if it acquires all of the outstanding Trust Units and Debentures pursuant to the Offers, the total amount required to pay the related fees and expenses of the Offeror will be approximately $1.5 million. Such fees and expenses will be paid out of the Offeror’s working capital or pursuant to loans to the Offeror made by APIF.

24.    Consents

Consent of Counsel to Algonquin Power Trust

To:    The Trustee of Algonquin Power Trust

We hereby consent to the reference to our name and opinion contained under ‘‘Certain Canadian Federal Income Tax Considerations’’ and to our name under ‘‘Legal Matters’’ in the take-over bid circular accompanying the offers to purchase dated March 16, 2007 made by Algonquin Power Trust to the unitholders and debentureholders of Clean Power Income Fund.

March 16, 2007	(Signed) Blake, Cassels & Graydon LLP

Toronto, Ontario

Consent of Auditors of Algonquin Power Income Fund

To:    The Trustee of Algonquin Power Trust

We have read the offers to purchase and take-over bid circular of Algonquin Power Trust dated March 16, 2007 (the ‘‘Offers and Circular’’) made by Algonquin Power Trust to the unitholders and debentureholders of Clean Power Income Fund. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offers and Circular of our report to the unitholders of Algonquin Power Income Fund on the consolidated balance sheets of Algonquin Power Income Fund as at December 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the years in the two year period ended December 31, 2005. Our report thereon is dated March 7, 2006.

March 16, 2007	(Signed) KPMG LLP

Toronto, Ontario	Chartered Accountants

Consent of Auditors of Clean Power Income Fund

To:    The Trustee of Algonquin Power Trust

We have read the offers to purchase and take-over bid circular of Algonquin Power Trust dated March 16, 2007 (the ‘‘Offers and Circular’’) made by Algonquin Power Trust to the unitholders and debentureholders of Clean Power Income Fund. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Offers and Circular of our report to unitholders of Clean Power Income Fund on the consolidated balance sheets of Clean Power Income Fund as at December 31, 2005 and 2004 and the consolidated statements of income and loss, deficit and cash flows for the years then ended. Our report thereon is dated March 15, 2006.

March 16, 2007	(Signed) Ernst & Young LLP

Toronto, Ontario	Chartered Accountants

25.    Approval and Certificate

The contents of the Offers to Purchase and the Circular have been approved, and the sending, communication or delivery thereof to the Unitholders and Debentureholders of Clean Power Income Fund has been authorized by the trustee of Algonquin Power Trust, the trustees of Algonquin Power

Income Fund and the directors of Algonquin Power Management Inc. as manager of each of Algonquin Power Trust and Algonquin Power Income Fund. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offers.

DATED March 16, 2007

ALGONQUIN POWER TRUST, by its manager,
ALGONQUIN POWER MANAGEMENT INC.

(Signed)	Chris K. Jarratt	(Signed)	Peter Kampian
	Chief Executive Officer and Director		Chief Financial Officer

On behalf of the board of directors

(Signed)	Ian E. Robertson	(Signed)	David C. Kerr
	Director		Director

SCHEDULE ‘‘A’’
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Algonquin Power Income Fund
Pro Forma Consolidated Statements of Earnings and Deficit
For the year ended December 31, 2005
(thousands of Canadian dollars, except per trust unit amounts)
Unaudited

	Algonquin Power Income Fund 2005	Clean Power Income Fund 2005	Pro-forma Adjustments	Pro-forma Consolidated
			(note 3)
Revenue
Energy sales	$136,038	$26,371		$162,409
Waste disposal fees	13,031	—		13,031
Waste-water and water distribution	28,371	—		28,371
Other revenue	1,884	105		1,989
	179,324	26,476	—	205,800

Expenses
Operating	106,691	9,547		116,238
Amortization of capital assets	27,325	6,350		33,675
Amortization of intangible assets	6,463	—	4,604	11,067
Management costs	825	4,696	(2,850)	2,671
Administrative expenses	6,858	—		6,858
Loss (Gain) on foreign exchange	(1,744)	1,070		(674)
	146,418	21,663	1,754	169,835
Earnings before undernoted	32,906	4,813	(1,754)	35,965
Interest expense	16,379	5,867	131	22,377
Interest on levelization amounts	—	1,529		1,529
Interest, dividend and other income	(11,398)	(4,708)		(16,106)
Unrealized loss on interest rate swap	—	—		—
Minority Interest	—	(26)	26	—
Write down of facility	3,533	—		3,533
	8,514	2,662	157	11,333
Earnings before income taxes	24,392	2,151	(1,911)	24,632
Current income taxes	854	—		854
Future income taxes	1,750	(164)		1,586
	2,604	(164)	—	2,440
Net earnings from continuing operations	21,788	2,315	(1,911)	22,192
Net Loss from Discontinued Operations	—	(5,734)	5,734	—
Net earnings (loss) for the period	$21,788	$(3,419)	3,823	$22,192
Basic and diluted net earnings per trust unit				$0.24

Note: See accompanying notes to unaudited pro forma financial statements.

Algonquin Power Income Fund
Pro Forma Consolidated Statements of Earnings and Deficit
For the nine months ended September 30, 2006
(thousands of Canadian dollars, except per trust unit amounts)
Unaudited

	Algonquin Power Income Fund 2006	Clean Power Income Fund 2006	Pro-forma Adjustments	Pro-forma Consolidated
			(note 3)
Revenue
Energy sales	$96,336	$23,346		$119,682
Waste disposal fees	10,647	—		10,647
Waste-water and water distribution	26,866	—		26,866
Other revenue	13,828	88		13,916
	147,677	23,434	—	171,111

Expenses
Operating	83,393	8,574		91,967
Amortization of capital assets	22,934	7,220		30,154
Amortization of intangible assets	4,308	—	3,453	7,761
Management costs	652	4,077	(1,975)	2,754
Administrative expenses	5,955	—		5,955
Loss (Gain) on foreign exchange	-2,329	1,368		-961
	114,913	21,239	1,478	137,630
Earnings before undernoted	32,764	2,195	(1,478)	33,481
Interest expense	15,944	8,674	101	24,719
Interest on levelization amounts	—	1,357		1,357
Interest, dividend and other income	(8,710)	(3,275)		(11,985)
Unrealized loss on interest rate swap	652	—		652
Minority Interest	—	(128)	128	—
Write down of facility	—	—		—
	7,886	6,628	229	14,743
Earnings before income taxes	24,878	(4,433)	(1,707)	18,738
Current income taxes	683	—		683
Future income taxes	(1,964)	(1,010)		(2,974)
	(1,281)	(1,010)	—	(2,291)
Net earnings from continuing operations	26,159	(3,423)	(1,707)	21,029
Net Loss from Discontinued Operations	—	(5,696)	5,696	—
Net earnings (loss) for the period	$26,159	$(9,119)	3,989	$21,029
Basic and diluted net earnings per trust unit				$0.23

Note: See accompanying notes to unaudited pro forma financial statements.

Algonquin Power Income Fund
Pro Forma Consolidated Balance Sheet
(thousands of Canadian dollars)
Unaudited

	Algonquin Power Income Fund September 30, 2006	Clean Power Income Fund September 30, 2006	Pro-forma Adjustments	Pro-forma Consolidated
			(note 3)
Assets
Current assets
Cash and cash equivalents	$10,418	$8,967		$19,385
Accounts receivable	32,823	4,343		37,166
Prepaid expenses	3,442	634		4,076
Material supplies inventories	—	878		878
Current portion of notes receivable	1,488	932		2,420
Cash in escrow	—	1,051		1,051
Other Assets – Cash in Escrow – discontinued operations	—	9,742	(901)	8,841
	48,171	26,547	(901)	73,817
Long-term investments	35,374	36,374		71,748
Future non-current income tax asset	8,826	—		8,826
Capital assets	805,485	319,673		1,125,158
Intangible assets	115,548	—	69,060	184,608
Goodwill	—	8,885	(8,885)	—
Restricted cash	5,463	7,522		12,985
Deferred costs	5,308	6,690	(5,831)	6,167
	$1,024,175	$405,691	53,443	$1,483,309
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$66,156	$7,870	7,025	$81,051
Due to Algonquin Power Group	156	—		156
Cash distribution payable	11,645	2,089		13,734
Current portion of long-term liabilities	1,835	8,454		10,289
Current income tax liability	474	—		474
Future income tax liability	493	—		493
Accounts payable and accrued liabilities of discontinued operations	—	9,606	(901)	8,705
	80,759	28,019	6,124	114,902
Long-term debt	268,384	141,570		409,954
Convertible debentures	84,980	55,000	2,500	142,480
Other long-term liabilities	10,594	18,759		29,353
Deferred credits	15,608	—		15,608
Future non-current income tax liability	73,582	6,187		79,769
Non controlling interest	33,384	1,970	(1,970)	33,384
Unitholders’ equity
Trust units	681,377	333,239	(132,264)	882,352
Deficit	(224,493)	(179,053)	179,053	(224,493)
	456,884	154,186	46,789	657,859
	$1,024,175	$405,691	53,443	$1,483,309

Note: See accompanying notes to unaudited pro forma financial statements.

Notes to Consolidated Pro-forma Balance Sheet and Statements of Earnings
(in Canadian dollars, except per trust unit amounts)

1.	Basis of presentation:

The accompanying unaudited pro-forma consolidated statement of earnings and balance sheet of Algonquin Power Income Fund (the ‘‘Fund’’) have been prepared by the management of the Fund in accordance with Canadian generally accepted accounting principles.

The unaudited pro-forma consolidated balance sheet has been prepared from information derived from the unaudited balance sheet of the Fund as at September 30, 2006 and the unaudited balance sheet of the Clean Power Income Fund (‘‘CPIF’’) as at September 30, 2006 and the adjustments and assumptions outlined in note 3 below. The unaudited pro-forma consolidated statements of earnings have been prepared from information derived from the unaudited statement of earnings of the Fund and CPIF for the nine months ended September 30, 2006 and the audited statement of earnings of the Fund and CPIF for the year ended December 31, 2005 and the adjustments and assumptions outlined in note 3 below. The financial statements of the Fund and CPIF have been incorporated by reference from statements filed on SEDAR at www.sedar.com.

The unaudited pro-forma consolidated financial statements are based on estimates and assumptions and may not be indicative of the financial position and results of operations that would have occurred if the transaction had been in effect on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro-forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Fund for any period following the closing of the transactions contemplated by this circular will likely vary from the amounts set forth in the unaudited pro-forma consolidated financial statements and such variations may be material.

The unaudited pro-forma consolidated financial statements should be read in conjunction with the unaudited consolidated financial statements of the Fund and CPIF for the nine months ended September 30, 2006 and the audited consolidated financial statements of the Fund and CPIF for the year ended December 31, 2005.

It is management’s opinion that this unaudited pro-forma consolidated financial statement includes all adjustments necessary for the fair presentation of the transactions described in note 2 below in accordance with Canadian generally accepted accounting principles. The unaudited pro-forma adjustments and allocation of purchase price of CPIF are based in part on estimates of the fair value of the assets acquired and liabilities assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized by management. The final valuation will be based on the actual net tangible and intangible assets of CPIF that exist as of the date of the completion of the acquisition. Adjustments will be made to the allocation at the completion of the acquisition and such adjustments to the preliminary purchase price allocation may be material.

2.	Transactions

Acquisition of CPIF

The Fund through its subsidiary, Algonquin Power Trust (‘‘APT’’), has agreed to offer CPIF unitholders trust units of the Fund on the basis of 0.6152 trust units of the Fund plus a contingency value receipt for each trust unit of CPIF. Prior to the completion of the transaction, it is understood that the exchangeable Class B units and the voting, limited participation, special share of Whitecourt Power Corp. will be exchanged for 451,880 CPIF trust units and such exchangeable Class B units and special share will thereafter be cancelled by CPIF. The purchase price has an estimated equivalent value of $9.12 per Fund trust unit based on a 20 day weighted average closing price prior to February 26, 2007. Total Fund trust units to be issued are 22,036,757 for total consideration of $201.0 million, excluding the value of the contingency value receipt. It is assumed that all CPIF unitholders will tender their CPIF trust units to the offer by the Fund.

The bid also includes a contingency value receipt (‘‘CVR’’), which receipt will entitle the holder thereof, subject to certain conditions, to a payment in cash of an amount up to approximately $0.27 per CPIF trust unit. The CVRs represent the right to receive 80% of the balance (after deduction of all claims and costs) of both the US$7.593 million escrow account established by CPIF and the purchase for claims made in connection with the sale of Gas Recovery Systems, LLC and $3.436 million in the event Erie Shores wind farm qualifies for an increase in Wind Power Production Incentive payments of $2/MW-hr. In the event any amounts are payable under the CVR, it will have no impact on the pro-forma financial statements as the amount payable will be offset by additional cash receipts to CPIF. Accordingly, the CVR has not been assessed an asset or liability value in conjunction with the offer.

Contemporaneously, as part of the offer to purchase CPIF trust units, APT will make an offer to acquire all of the outstanding 6.75% convertible debentures (the ‘‘CDs’’) issued by CPIF, by the issuance of additional Fund convertible debentures or a cash buyout. This transaction values the outstanding CDs at approximately $57.5 million. Accordingly, the fair value of the CDs has been assessed at $57.5 million.

The operations of CPIF is managed by Clean Power Management LP (the ‘‘Existing Manager’’). Pursuant to the provisions of an agreement between CPIF and the Existing Manager, CPIF has the right to terminate the various management agreements, upon payment of a fee of $3,425,000 to the Existing Manager. Under the agreements, the Existing Manager has committed to provide certain executive consulting and transitional support services to CPIF in connection with the businesses of CPIF for a period of up to sixty (60) days following successful completion of the offer for trust units of CPIF. Upon successful completion of such offer, APT intends to have CPIF terminate the agreements with the Existing Manager and cause Algonquin Power Management Inc. to manage CPIF.

CPIF is an income fund that is publicly traded on the Toronto Stock Exchange. CPIF’s assets include the Erie Shores wind farm in Ontario and subordinated debt investments in four US wind farms, four hydroelectric generating facilities in Ontario and British Columbia and two bio-mass find generating facilities in Ontario and Quebec. The acquisition of CPIF will be accounted for by the purchase method with the fair value of consideration paid being allocated to the fair value of the identifiable net assets acquired on the closing date. The costs of the Offer are estimated at $1.5 million, bringing the total purchase price of CPIF to $202.5 million. In addition to these costs, the special committee of the Board of Trustees of Clean Power Operating Trust, on behalf of CPIF, hired its own financial, legal and tax advisors to assist with the liquidity event for CPIF unitholders. It is estimated that CPIF will incur additional costs not to exceed $2.1 million, reducing the net acquired assets of CPIF by the same amount.

The preliminary allocation of the total consideration to the assets acquired is as follows:

Total
(000’s)
Capital Assets	$319,673
Long Term Investments	36,374
Intangible Assets	69,060
Other Assets	8,381
Working Capital (net of cash received $8,967)	(15,964)
Long Term Debt	(141,570)
Convertible Debentures	(57,500)
Other Long Term Liabilities	(18,759)
Non Current Future Tax Liability	(6,187)
Purchase Price Before Cash Acquired	193,508
Add: Cash Acquired	8,967
Total Purchase Price	$202,475
Consideration:
Trust and Exchangeable Units Issued (22,036,757 units issued x $9.12)	$200,975
Closing Costs	1,500
Total Purchase Price Consideration	$202,475

Management has preliminarily allocated the excess of the purchase price over the net assets to intangible assets, representing the intangible value of the power purchase agreements (‘‘PPAs’’). CPIF’s facilities sell energy pursuant to long term PPAs having a weighted average term of 15 years. CPIF’s hydroelectric division has PPAs with a weighted average term of 20 years, its wind power division has PPAs with a weighted average term of 18 years while its bio-mass-fired division has PPAs with a weighted average term of 8 years. The intangible assets will be amortized over the average life of the PPAs, which is 15 years.

3.	Pro-Forma Adjustments

(a) Adjustments to the Unaudited Pro-Forma Consolidated Balance Sheet

The unaudited pro-forma consolidated balance sheet for the Fund as at September 30, 2006 has been adjusted as follows:

i.	eliminate ‘Current assets of discontinued operations’ and offsetting liabilities related to CPIF’s discontinued operations of $0.9 million;

ii.	eliminate all CPIF deferred charges of $5.8 million related to financing costs;

iii.	eliminate CPIF goodwill of $8.9 million;

iv.	increase the value of CPIF Convertible Debentures to $57.5 million to reflect the value of the offer to buyout the existing debentureholders;

v.	eliminate exchangeable Class B Units of $2.0 million;

vi.	eliminate CPIF trust units of $333.2 million and deficit of $179.1 million;

vii.	record equity of $201.1 million from issuance of 22,036,757 new Fund units at $9.12 to acquire CPIF;

viii.	record additional accounts payable of $1.5 million to reflect the Fund’s closing costs of the transaction and $2.1 million to reflect CPIF’s costs in relation to the transaction;

ix.	record intangible assets of $69.1 million representing the difference between the CPIF fair value of assets purchased less associated liability and equity from the Fund units issued; and

x.	record a charge of $3.4 million to terminate the management agreement with the Existing Manager.

(b) Adjustments to the Unaudited Pro-Forma Consolidated Income Statements

CPIF completed the construction of the Erie Shores wind farm project in the second quarter of 2006. Accordingly, the CPIF income statements for the year ended December 31, 2005 and nine months ended September 30, 2006 do not include the full operational revenue related to this project.

The pro-forma consolidated income statement for the Fund for the year ended December 31, 2005 and nine months ended September 30, 2006 has been adjusted as follows:

i.	eliminate the fees paid to the CPIF administrator/manager as well as direct public company costs of $2.9 million for the year ended December 31, 2005 and $2.0 million for the nine months ended September 30, 2006. The duplicated costs include CPIF trustee fees, directors’ and officers’ insurance, governance, financial statement and disclosure costs, unitholder communication, investor relations and head office lease costs;

ii.	eliminate the CPIF loss from discontinued operations, relating to assets sold on September 15, 2006, of $5.7 million for both the year ended December 31, 2005 and the nine months ended September 30, 2006;

iii.	record additional interest expense of $131,000 for the year ended December 31, 2005 and $101,000 for the nine months ended September 30, 2006 to reflect the increased value of the convertible debentures due to the buyout of the CPIF debentures;

iv.	eliminate the CPIF minority interest recovery of $26,000 for the year ended December 31, 2005 and $128,000 for the nine months ended September 30, 2006; and

v.	record $4.6 million in amortization expense for the year ended December 31, 2005 and $3.5 million for the nine months ended September 30, 2006, representing amortization of the intangible asset resulting from the purchase.

4.	Commitments

The unaudited pro-forma consolidated financial statements for the Fund for the year ended December 31, 2005 and nine months ended September 30, 2006 are assumed to include the following commitment and contingency disclosure:

i.	Regional Power Inc. (‘‘Regional’’) has been engaged by CPIF to operate and maintain the hydroelectric generating facilities by way of a 10 year operations and management agreement. Regional is paid a monthly management fee of $37,500. Commencing in 2002, if actual operating cash flows from the hydroelectric generating facilities exceed a predetermined amount in any year, Regional is entitled to incentive fees of 50% of the excess, up to $50,000. If the actual operating cash flows from the hydroelectric generating facilities are less than a predetermined amount in any year, Regional will pay a fee of 50% of the shortfall, up to $25,000. The amount equal to 50% of any additional shortfall, up to a maximum of $25,000 will be set off against future incentive fees;

ii.	In the ordinary course of business, the Whitecourt bio-mass-fired generating facility has entered into long term agreements to ensure an adequate supply of wood waste. The agreements expire in 2014;

iii.	The Whitecourt facility is operated by Probyn Whitecourt Management Inc. (‘‘Probyn’’). Probyn is paid a base management fee of $33,333 per month increased for the consumer price index starting January 1, 2003. The agreement continues until December 31, 2011 and is followed by two automatic consecutive five year renewal terms.

iv.	As at September 30, 2006, CPIF has guaranteed a standby letter of credit for the Erie Shores wind farm in an amount of $2.0 million in favour of Ontario Power Authority under its PPA. CPIF has also guaranteed a standby letter of credit for the Erie Shores wind farm in the amount of $0.5 million in favour of a Lender in connection with an operating and maintenance reserve account set up with respect to the credit facility relating to such project. There have been no draws on these letters of credit to date;

v.	As at September 30, 2006, CPIF has provided an unsecured guarantee in the amount of $10.0 million in relation to a portion of the project debt related to the Erie Shores wind farm. There have been no claims on this guarantee to date; and

vi.	In connection with the Erie Shores wind farm, CPIF has been issued a standby letter of credit in an amount of $5.5 million. The letter of credit is in place of the 10% cash holdback as required under the Construction Lien Act (Ontario).

5.    Basic and diluted net earnings per trust unit

Basic earnings per trust unit was calculated by dividing the pro forma consolidated net earnings for the period by the total of the weighted average outstanding pro forma trust units issued, totalling 92,579,081 trust units as at September 30, 2006 and 91,728,349 trust units as at December 31, 2005.

The effect of the conversion of the convertible debentures and exchangeable units into trust units was not included in the computation of fully diluted net earnings per trust unit as the effect of conversions would be anti-dilutive.

Offices of the Depositary, Computershare Investor Services, Inc.

By First Class or Registered Mail:

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

By Hand or by Courier

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

Attention: Corporate Actions
Toll Free: 1-800-564-6253
E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Unitholders and Debentureholders to:

The Depositary at the telephone number and address above

and/or

Algonquin Power Income Fund
2845 Bristol Circle
Oakville, Ontario
L6H 7H7

Attention: Investor Relations
Telephone: (905) 465-4576
Facsimile: (905) 465-4540
E-mail: CleanPowerOffer@AlgonquinPower.com

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

Section 9.10 of the amended and restated declaration of trust of the Registrant dated as of May 26, 2004, as further amended on March 25, 2005, provides as follows:

9.10    Indemnification of Trustees

Each Trustee, each former Trustee, each officer of the Fund and each former officer of the Fund shall be entitled to be indemnified and reimbursed out of the Trust Assets in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Trustee or officer in consequence of his or her performance of his or her duties hereunder and in respect of any and all costs, charges and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal or administrative action or proceeding to which the Trustee, former Trustee, officer or former officer is made a party by reason of being or having been a Trustee or officer of the Fund or, at the request of the Fund, a director or officer of Algonquin Canada or any of its affiliates or associates; provided that a Trustee, former Trustee, officer or former officer shall not be indemnified out of the Trust Assets in respect of unpaid taxes or other governmental charges or in respect of such costs, charges and expenses that arise out of or as a result or in the course of a breach of the duties and standard of care, diligence and skill provided under Section 9.7. A Trustee, former Trustee, officer or former officer shall not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or other Trustee or officer shall be personally liable to any person with respect to any claim for such indemnity or reimbursement as aforesaid.

Section 136 of the Business Corporations Act (Ontario) provides as follows:

136. (1)    Indemnification of directors – A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or body corporate, if,

(a)	he or she acted honestly and in good faith with a view to the best interests of the corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(2) Idem – A corporation may, with the approval of the court, indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils the conditions set out in clauses (1)(a) and (b).

(3) Idem – Despite anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity,

(a)	was substantially successful on the merits in his or her defence of the action or proceeding; and

(b)	fulfils the conditions set out in clauses (1)(a) and (b).

(4) Liability Insurance – A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person,

(a)	in his or her capacity as a director or officer of the corporation, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation; or

(b)	in his or her capacity as a director or officer of another body corporate where the person acts or acted in that capacity at the corporation’s request, except where the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the body corporate.

(5) Application to court – A corporation or person referred to in subsection (1) may apply to the court for an order approving an indemnity under this section and the court may so order and make any further order it thinks fit.

(6) Idem – Upon an application under subsection (5), the court may order notice to be given to any interested person and such person is entitled to appear and be heard in person or by counsel.

The by-laws of Algonquin Power Management Inc. (the ‘‘Manager’’), the manager of the Registrant, provide that it will indemnify the indemnified persons designated in Section 136(1) of the Business Corporations Act (Ontario) of the Manager in the manner contemplated by the Business Corporations Act (Ontario). The Manager is incorporated under the Business Corporations Act (Ontario).

Section 8.2 of the amended and restated management agreement dated as of January 1, 2006 between the Manager, Algonquin Power Fund (Canada) Inc., Algonquin Power Trust and Algonquin Holdco Inc. provides as follows:

8.2    Indemnification by Algonquin

Algonquin shall indemnify the Manager, its directors, officers and shareholders and their respective heirs, executors, successors, assigns and personal representatives against all losses (other than losses of profit), claims, judgments, fines, penalties, interest, liabilities (including judgments, fines, penalties, amounts paid in settlement with the approval of the Trustees, as the case may be) and counsel fees on a solicitor and client basis arising from or related in any manner to this agreement including, without limitation, any actions, suits or proceedings whether civil, criminal, administrative or investigative (collectively ‘‘Manager Losses’’), provided that the Manager Losses are incurred by the Manager in the performance of its obligations under this agreement and provided any person claiming indemnification hereunder shall be indemnified only to the extent such person is not finally adjudged in said action, suit or proceeding to have acted with wilful misfeasance or gross negligence or in material breach of its obligations under this agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

The following exhibits have been filed as part of this Registration Statement on Form F-8:

Exhibit Number	Description
2.1	Support agreement dated February 25, 2007 between Algonquin Power Income Fund (the ‘‘Registrant’’), Algonquin Power Trust, Clean Power Income Fund (‘‘Clean Power’’) and Clean Power Operating Trust
3.1	The Registrant’s annual information dated March 31, 2006
3.2	Consolidated financial statements of the Registrant as at and for the years ended December 31, 2005 and 2004 together with the auditors’ report thereon
3.3	Management’s discussion and analysis of financial condition and results of operations of the Registrant as at and for the periods ended December 31, 2005 and 2004
3.4	Unaudited comparative consolidated financial statements of the Registrant contained in the third quarter report to unitholders of the Registrant for the nine months ended September 30, 2006 and 2005
3.5	Management’s discussion and analysis of financial condition and results of operations of the Registrant as at September 30, 2006 and for the nine months ended September 30, 2006 and 2005
3.6	Material change report dated and filed May 19, 2006 in respect of a take-over bid for AirSource Power Fund I LP
3.7	Material change report dated and filed July 4, 2006 in respect of the take-over bid for AirSource Power Fund I LP
3.8	Material change report dated and filed March 6, 2007 in respect of the announcements of the exchange offers and the support agreement referred to in exhibit 2.1 above
3.9	Management information circular dated March 23, 2006 prepared in connection with the Registrant’s annual meeting of unitholders held on April 27, 2006;
3.10	Final short form prospectus of the Registrant dated July 13, 2004 in respect of the distribution of Series 1 debentures of the Registrant
3.11	Amended and restated final short form prospectus of the Registrant dated November 10, 2006 in respect of the distribution of Series 2 debentures of the Registrant
3.12	Clean Power’s annual information form dated March 31, 2006
3.13	Consolidated financial statements of Clean Power as at and for the years ended December 31, 2005 and 2004 together with the auditors’ report thereon
3.14	Unaudited comparative consolidated financial statements of Clean Power for the nine months ended September 30, 2006 and 2005
3.15	Letter to Clean Power unitholders and debentureholders from Algonquin Power Management Inc. dated March 16, 2007
4.1	Consent of Blake, Cassels & Graydon LLP, Toronto, Ontario
4.2	Consent of KPMG LLP, Toronto, Ontario
4.3	Consent of Ernst & Young LLP, Toronto, Ontario
5.1	Powers of attorney (included on the signature page of this Registration Statement)

Exhibit Number	Description
5.2	Certified copy of resolutions of the trustees of the Registrant
5.3	Certified copy of resolutions of the board of directors of the manager of the Registrant
5.4	Certified copy of resolutions of the sole trustee of Algonquin Power Trust
6.1	Amended and restated declaration of trust of the Registrant dated May 26, 2004
6.2	Amendment to the declaration of trust dated March 24, 2005
6.3	Trust indenture between the Registrant and CIBC Mellon Trust Company dated as of July 20, 2004
6.4	Supplemental trust indenture between the Registrant and CIBC Mellon Trust Company dated as of November 10, 2006

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in said securities.

The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information will be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

Concurrently with the filing of this Registration Statement on Form F-8, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakville, Province of Ontario, Canada, on March 22, 2007.

ALGONQUIN POWER INCOME FUND
By: Algonquin Power Management Inc., its manager
By: (signed) ‘‘Ian Robertson’’ Name: Ian Robertson Title: Director

SIGNATURES AND POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ian Robertson and Christopher K. Jarratt, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each acting alone, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as they might or could do themselves, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them acting alone, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

(signed) ‘‘Christopher K. Jarratt’’	Chief Executive Officer (Principal Executive Officer)	March 22, 2007

Christopher K. Jarratt

(signed) ‘‘Peter Kampian’’	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 22, 2007

Peter Kampian

(signed) ‘‘Kenneth Moore’’	Trustee	March 22, 2007

Kenneth Moore

(signed) ‘‘George Steeves’’	Trustee	March 22, 2007

George Steeves

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, in the capacity of the duly authorized representative of the Registrant in the United States, on March 22, 2007.

By: (signed) ‘‘Greg Sorensen’’ Name: Greg Sorensen Title: Controller, Algonquin Water Resources of America Inc., an indirect subsidiary of Algonquin Power Income Fund

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Support agreement dated February 25, 2007 between Algonquin Power Income Fund (the ‘‘Registrant’’), Algonquin Power Trust, Clean Power Income Fund (‘‘Clean Power’’) and Clean Power Operating Trust
3.1	The Registrant’s annual information dated March 31, 2006
3.2	Consolidated financial statements of the Registrant as at and for the years ended December 31, 2005 and 2004 together with the auditors’ report thereon
3.3	Management’s discussion and analysis of financial condition and results of operations of the Registrant as at and for the periods ended December 31, 2005 and 2004
3.4	Unaudited comparative consolidated financial statements of the Registrant contained in the third quarter report to unitholders of the Registrant for the nine months ended September 30, 2006 and 2005
3.5	Management’s discussion and analysis of financial condition and results of operations of the Registrant as at September 30, 2006 and for the nine months ended September 30, 2006 and 2005
3.6	Material change report dated and filed May 19, 2006 in respect of a take-over bid for AirSource Power Fund I LP
3.7	Material change report dated and filed July 4, 2006 in respect of the take-over bid for AirSource Power Fund I LP
3.8	Material change report dated and filed March 6, 2007 in respect of the announcements of the exchange offers and the support agreement referred to in exhibit 2.1 above
3.9	Management information circular dated March 23, 2006 prepared in connection with the Registrant’s annual meeting of unitholders held on April 27, 2006;
3.10	Final short form prospectus of the Registrant dated July 13, 2004 in respect of the distribution of Series 1 debentures of the Registrant
3.11	Amended and restated final short form prospectus of the Registrant dated November 10, 2006 in respect of the distribution of Series 2 debentures of the Registrant
3.12	Clean Power’s annual information form dated March 31, 2006
3.13	Consolidated financial statements of Clean Power as at and for the years ended December 31, 2005 and 2004 together with the auditors’ report thereon
3.14	Unaudited comparative consolidated financial statements of Clean Power for the nine months ended September 30, 2006 and 2005
3.15	Letter to Clean Power unitholders and debentureholders from Algonquin Power Management Inc. dated March 16, 2007
4.1	Consent of Blake, Cassels & Graydon LLP, Toronto, Ontario
4.2	Consent of KPMG LLP, Toronto, Ontario
4.3	Consent of Ernst & Young LLP, Toronto, Ontario
5.1	Powers of attorney (included on the signature page of this Registration Statement)
5.2	Certified copy of resolutions of the trustees of the Registrant

Exhibit Number	Description
5.3	Certified copy of resolutions of the board of directors of the manager of the Registrant
5.4	Certified copy of resolutions of the sole trustee of Algonquin Power Trust
6.1	Amended and restated declaration of trust of the Registrant dated May 26, 2004
6.2	Amendment to the declaration of trust dated March 24, 2005
6.3	Trust indenture between the Registrant and CIBC Mellon Trust Company dated as of July 20, 2004
6.4	Supplemental trust indenture between the Registrant and CIBC Mellon Trust Company dated as of November 10, 2006